Exhibit 99.1

Notice of Annual Meeting of Shareholders

May 3, 2022

BARRICK

Barrick Gold Corporation

INFORMATION CIRCULAR

Notice of AnnualMeeting ofShareholdersMay 3, 2022 Barrick Gold CorporationINFORMATION CIRCULAR

Inside this Circular

Barrick Gold Corporation | 2022 Circular	I

March 25, 2022
Letter from the Executive Chairman

Dear Fellow Shareholders

The persistence of the Covid-19 pandemic continued to present a host of challenges to governments and businesses throughout 2021. Barrick again figured prominently in the campaign against the virus in our host communities, effectively mitigating its impact on our operations and also providing vital support to our local stakeholders.

This was not done as a one-off response to a crisis but as part of our commitment to partnership-based business objectives, a philosophy built on engagement, transparency and caring, which recognizes the importance of the shareholders who own the Company but also of our other stakeholders: our employees, our host countries, the communities around our mines and our business partners. Integral to this philosophy is our belief that good Environmental, Social and Governance (ESG) management is essential to the achievement of our vision of being the world’s most valued gold and copper company.

Since the Merger on January 1, 2019, we have transformed Barrick across all aspects of the business and delivered a strong expectation-exceeding performance. In 2021, the executive team, led by President and Chief Executive Officer Mark Bristow, built on the good work of the previous two years, meeting production guidance again despite many challenges. The fourth quarter of 2021 was the fourteenth in succession that adjusted earnings per share were better than or in line with the market consensus. At the same time, Barrick’s balance sheet was strengthened further, ending the year with a net cash position even after returning a record $1.4 billion to shareholders during 2021.

It is disappointing that neither this performance nor the Company’s outstanding prospects were recognized in Barrick’s share price, particularly as the Company’s investment thesis is so compelling.

•   Barrick is built on a foundation of six Tier One gold mines with rolling 10 year plans, providing a stable and sustainable production profile, delivering a robust business capable of generating substantial cash flow for the next decade and beyond.

•   We have one of the strongest balance sheets in the gold mining sector.

•   Barrick has a distinctive partnership culture, both within the Company’s management structure and in our relationships with external partners. Our ownership culture is deep and broad across the organization and reinforces the importance we place on creating long-term value for our stakeholders, now and into the future.

•   We continue to deliver peer-leading returns to shareholders based on our performance dividend policy.

•   Our rigorous focus on performance and execution against our sustainability strategy enables us to develop and maintain trusted long-term partnerships with all our stakeholders and host countries. In an industry first, we published an open and honest assessment of our actions in the form of a scorecard in our Sustainability Report for the first time in 2019. The third of these scorecards will appear in the upcoming 2021 Sustainability Report, to be published in the second quarter of 2022. Like its predecessors, the 2021 Sustainability Report will objectively track our progress against key metrics and highlight areas which still require improvement, providing stakeholders with a valuable insight into this important part of our business as well as demonstrating Barrick’s embedded commitment to ESG leadership.

•   Our clean energy strategy is based on our definitive science-based plan and designed to ensure we remain sustainably profitable.

•   We are maintaining our exceptional record of exploration success, in 2021 replacing the reserves we mined at a better grade and identifying many opportunities for new brownfield and greenfield discoveries.

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•   Barrick boasts an industry-leading project portfolio and only pursues growth opportunities that meet our investment criteria.

Financial discipline and a commitment to very specific investment filters along with a clear strategic vision have delivered the Barrick of today. It is not about the short term but about being sustainably profitable while building an integrated, modern mining business which will benefit all stakeholders and be acceptable to future generations.

To achieve this, we need not only to replace and grow our reserves but also to attract and nurture the best people to manage our best-in-class assets. We continue to invest in sourcing, recruiting and developing this talent and we promote an inclusive, agile, accountable and ownership-based culture. Our policy of giving preference to host country nationals – who account for 96% of all employees – has created a multi-cultural, multi-generational workforce, whose natural diversity is uniquely aligned to the demands of a changing world.

It is also essential to remain at the forefront of technological innovation and the continuing development of our digital strategy has provided an integrated database and vertical connectivity across the Company. Real-time information and analysis give much quicker insight into our key cost drivers and increase the potential for efficiency analysis, benchmarking and other value-added reporting. Continuing investment in new technology is also keeping Barrick’s mines abreast of new developments in automated mining.

After careful consideration of our capital allocation the Board has settled on a base dividend with an additional performance dividend linked to the net cash on the balance sheet starting in 2022. This will give shareholders guidance on future dividend streams. The Board has also approved a $1 billion share buyback program.

While much has been achieved over the past two years, there is still a great deal to be done. We have set out reality-based 10-year business plans for all the operations to guide our management teams on the road ahead and to provide investors with insight into their performance. I thank Mark Bristow and his team for the great progress they have already made and have every confidence in their ability to continue to deliver.

I also thank my fellow directors on the Board of Barrick as well as the members of the International Advisory Board for their close engagement with the Company and the oversight that ensured its adherence to the highest standards of corporate governance.

We appointed our third female director last year, Helen Cai, a highly experienced finance and investment professional with extensive experience in capital markets. She brings a deep understanding of China to the Board, which will enhance our partnerships in Argentina and Papua New Guinea and provide us with a distinctive competitive advantage elsewhere as we continue to compete for Tier One opportunities globally. China is a leading producer and consumer of gold, and the biggest driver of copper demand in the world.

In conclusion, I have the pleasure of inviting you to the Annual Meeting of Shareholders on May 3, 2022. This may again be a virtual meeting, but if conditions permit, a physical location will also be provided. Our Information Circular details how to participate, how to vote and how to contact me, my fellow Directors and the Company.

On behalf of the Board, I thank you for your support during the past year. We look forward to your participation in the meeting.

John L. Thornton

Executive Chairman

Barrick Gold Corporation | 2022 Circular	III

March 25, 2022
Letter from the Lead Director

Dear Fellow Shareholders

Good corporate governance is the key to Barrick’s long-term success, and in pursuit of that objective, your Board of Directors applies three core principles:

•   We know our business, our operations and our management;

•   We demand full transparency and use our global business experience and expertise in applying oversight; and

•   We engage with and listen to our shareholders and the stewards of their investments as well as our other stakeholders.

Throughout 2021, the Board and management worked closely together to ensure that Barrick continued to meet its commitments to our shareholders and a broad range of stakeholders, including our people, our host communities, and our business partners.

This included Barrick’s response to the Covid-19 pandemic, which has effectively mitigated the pandemic’s impact not only on our business and our people, but also on our communities. The Board and its Corporate Governance & Nominating Committee received detailed updates from the President and Chief Executive Officer on all aspects of this campaign and supported a wide range of management initiatives to buffer the pandemic’s impact on communities and small businesses around our operations.

The Board remained engaged with and responsive to the changes and challenges Barrick contended with during the year. In August and November 2021, we returned to in-person Board meetings, observing all Covid-19 safety protocols, and provided directors unable to travel with the ability to participate virtually. In August 2021, independent directors visited the Pueblo Viejo mine in the Dominican Republic to monitor operational progress and evaluate key issues related to its plant expansion and mine life extension project. In the fourth quarter of 2021 and early 2022, we met with 21 of our largest institutional shareholders regarding Barrick’s operational and sustainability performance, governance initiatives, compensation policy, human capital strategy, and our ongoing Board renewal and diversity process.

The Board also continued to supervise the management of legacy issues in Tanzania, Papua New Guinea, Chile, and Argentina. In Tanzania, the framework agreement with the government has enabled Barrick to regain the social license to operate lost by the previous managers of the mines and to start unlocking the considerable value in these assets. In Papua New Guinea, we executed framework and commencement agreements to resolve the ownership and operation of the Porgera mine with the government and key stakeholders; implementation details remain a work in progress. In Argentina, the historical environmental matters related to the Veladero mine are being addressed systematically, and in Chile, the issues associated with the stalled Pascua-Lama project are being taken up with the country’s new government.

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Barrick continues to demonstrate climate change leadership and 2021 saw real progress in the Company’s sustainability performance. Barrick was the first in the industry to publish a detailed emissions reduction roadmap which sets out a clear plan to achieve our science-based targets, leading to our goal of net zero emissions by 2050. Barrick also published its second annual post-Merger Sustainability Report with a performance scorecard and its inaugural post-Merger Human Rights Report. To underscore the important role of the Corporate Governance & Nominating Committee in overseeing our environmental, safety and health, corporate social responsibility and human rights programs, policies and performance, and to reinforce the importance we place on sustainability governance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” (or “ESG & Nominating Committee”) in February 2022.

The Audit & Risk Committee continued to play its critical role in assisting the Board with the oversight of enterprise risk as well as financial reporting and disclosures. The Committee received in-depth briefings on key operational and geopolitical risks, as well as regular updates on Barrick’s tax, dividend and cybersecurity strategies.

The Board also maintained its focus on its renewal and diversity. In February 2021, our diversity policy was updated to include an aspirational target of at least 30% female representation by the end of 2022. Since the Merger, six new directors, including three women, have been added to the Board. The latest, Helen Cai, a finance and investment professional with nearly two decades of experience in capital markets, increased the proportion of female directors to 27% and the proportion of independent directors to 82% of the Board. The Board will continue its focus on Board renewal and diversity in 2022. In addition, the Company continues to invest in identifying, recruiting, and developing women in its management, technical, and operational teams, as exemplified by our recent hire of Christine Keener as Chief Operating Officer of the North America region and the appointment of Poupak Bahamin as General Counsel of Barrick.

Barrick’s human capital strategy, including our approach to promoting diversity, continues to be a critical enabler of positive change. By prioritizing local employment – 96% of our employees are host country nationals – we naturally grow the ethnic and cultural diversity of our workforce. Our human capital strategy also includes a succession planning process designed to secure the future of all key positions across the organization.

Since the Merger, the Board has continued to refine our executive compensation strategy. Barrick has a high-performance culture and 100% of all incentive compensation awards are performance-based. Our long-term incentive framework, the unique Performance Granted Share Unit (PGSU) Plan, is under constant review to ensure that it transparently rewards long-term performance and reinforces the ownership values that are key to our sustainability and success.

Executives are subject to market-leading share ownership requirements that align equity retention with the long investment lead times that are characteristic of the mining industry as well as with the interests of our long-term shareholders. PGSUs granted are based on actual multi-year performance against stretch targets across seven scorecard categories as assessed with our Long-Term Company Scorecard. PGSUs awarded for 2021 were based on a collective grade of 64 out of 100, which reflects another set of solid financial and non-financial performance results delivered over the past three years since the Merger. Annual Performance Incentives for our management leaders are also determined based on in-year achievement of financial and strategic objectives set out in personal scorecards that are tailored to their responsibilities. Our Named Executive Officers received an average score of 80 out of 100 on their personal scorecards for 2021.

Barrick Gold Corporation | 2022 Circular	V

Employee share ownership at Barrick is broad and deep, and the Executive Chairman, the President and Chief Executive Officer and other executive officers continue to build on their substantial equity stakes. At the year-end, the Executive Chairman owned 2.7 million shares and the President and Chief Executive Officer and other Named Executive Officers had a collective ownership of more than 6.6 million shares.

The Board will continue to review the executive compensation framework to ensure that it is fit for purpose and accommodates the evolving demands of the business environment.

Transparent communication with our shareholders, host countries and communities is one of Barrick’s fundamental values. Throughout 2021, the Board, the executive team and senior managers have again been in regular contact with stakeholders to update them on the Company’s performance. One group we have continued to engage with regularly is the ESG research and raters community. A team led by the Group Sustainability Executive held a virtual roundtable with this increasingly important group in the first half of 2021, followed by individual meetings in the second half of 2021.

In the face of many challenges, Barrick again delivered a commendable financial and operational performance in 2021 as we continued to advance towards our foundational goal of building the world’s most valued gold and copper company. My fellow directors and I are proud to have played our part by providing strategic guidance for this journey.

J.B. Harvey

Lead Director

VI	Barrick Gold Corporation | 2022 Circular

Notice of 2022 Annual Meeting

Meeting Information

Date:	May 3, 2022

Time:	10:00 a.m. (Toronto time)

Location:	https://web.lumiagm.com/476307397

Fellow Shareholders:

You are invited to attend Barrick’s 2022 Annual Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect 11 director nominees;

•	To appoint PricewaterhouseCoopers LLP as our auditor for 2022; and

•	To approve our non-binding advisory vote on our approach to executive compensation.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor. Due to the global Covid-19 pandemic, Barrick will be convening and conducting a virtual Meeting as it did last year. Should circumstances in the coming weeks change making an in-person Meeting feasible, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote.

The decision to conduct a virtual Meeting and make a physical meeting location available if circumstances allow was made with the health and safety of Barrick’s shareholders, employees, and community in mind. As a Company of Owners, Barrick places significant importance on in-person engagement with its shareholders. We will continue to monitor conditions in light of Covid-19 and determine whether it is safe and appropriate to add an in-person component closer to the date of the Meeting. If an in-person Meeting is held, details will be provided by press release. Regardless of whether Barrick is able to convene an in-person Meeting this year, Barrick intends to return to a hybrid meeting format (physical/virtual) which may be attended in person or, in the case of registered shareholders, through an online video portal, as soon as public health officials determine that it is safe to do so.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 4, 2022. You may vote virtually or by proxy. See page 5 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana W. Stringer

Vice-President, Corporate Secretary and Associate General Counsel

March 25, 2022

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the common shareholders of Barrick. “We”, “us”, “our”, the “Group”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 24, 2022, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2021 reported by the Bank of Canada was US $1.00 = Cdn $1.25.

Barrick Gold Corporation | 2022 Circular	1

Key Terms

After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds

API	Annual Performance Incentive

API Scorecards	Annual Performance Incentive Scorecards

Articles	The Notice of Articles and the Articles of Continuation of Barrick

Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services

Barrick Shares	Common shares of Barrick

BCBCA	Business Corporations Act (British Columbia)

Board of Directors or Board	Board of Directors of Barrick

Change in Control Plan	Partner Change in Control Severance Plan

Circular	This 2022 Information Circular

Class 1 Environmental Incident	An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife

Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy

Code	Code of Business Conduct and Ethics

DSUs	Deferred Share Units

E&S Committee	Environmental & Social Oversight Committee

ESG	Environment, Social, and Governance

Executive Committee	Executives of Barrick other than the Executive Chairman, including the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, North America; Chief Operating Officer, Latin America and Asia Pacific; Chief Operating Officer, Africa and Middle East; and others as may be appointed from time to time

GHG	Greenhouse Gas

Global Peer Group	Agnico Eagle Mines Limited, Anglo American plc, AngloGold Ashanti Ltd., Antofagasta plc, BHP Group, First Quantum Minerals Ltd., Freeport McMoran Inc., Kinross Gold Corporation, Newcrest Mining Limited, Newmont Corporation, Rio Tinto Ltd., South32 Limited, Teck Resources Limited, Canadian Natural Resources Ltd., Hess Corporation, Occidental Petroleum Corporation, and Suncor Energy Ltd.

i-80 Asset Swap	The divestiture by Nevada Gold Mines of the Lone Tree and Buffalo Mountain properties and related infrastructure in Nevada to i-80 Gold Corp. in exchange for, among other things, the remaining 40% of the South Arturo property that Nevada Gold Mines did not already own

Lagunas Norte Sale	The sale by Barrick of the Lagunas Norte mine in Peru on February 16, 2021 to Boroo Pte Ltd (Singapore) for total consideration of up to $81 million, plus the assumption by Boroo Pte Ltd of Barrick’s closure liability relating to Lagunas Norte of $226 million backed by an existing $173 million bonding obligation

LTI	Long-Term Incentives

LTIFR	Lost-Time Injury Frequency Rate, a ratio calculated as the product of the number of lost-time injuries and 1,000,000 hours, divided by the total number of hours worked

Meeting	2022 Annual Meeting, to be held on May 3, 2022

Merger	The acquisition of Randgold by Barrick on January 1, 2019

Named Executive Officers (NEOs)	President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East

Nevada Gold Mines	Nevada Gold Mines LLC, Barrick’s joint venture with Newmont that combined their respective mining operations, assets, reserves, and talent in Nevada, USA

NYSE	New York Stock Exchange

Partnership Plan	Provides Partners (including the NEOs) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan

PGSUs	Performance Granted Share Units

Randgold	Randgold Resources Limited

RSUs	Restricted Share Units

SEC	U.S. Securities and Exchange Commission

Strategic Asset	An asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future

2	Barrick Gold Corporation | 2022 Circular

Sustainability Scorecard	A scorecard that measures Barrick’s ESG performance based on key performance indicators that are aligned to priority areas set out in Barrick’s strategy

TCFD	Task Force on Climate-Related Financial Disclosures

Tier One Copper Asset	An asset with a reserve potential of greater than five million tonnes of contained copper and C1 cash costs(1) per pound over the mine life that are in the lower half of the industry cost curve

Tier One Gold Asset	An asset with a reserve potential to deliver a minimum 10-year mine life, annual production of at least 500,000 ounces of gold and total cash costs(1) per ounce over the mine life that are in the lower half of the industry cost curve

Tier Two Gold Asset	An asset with a reserve potential to deliver a minimum 10-year mine life, annual production of at least 250,000 ounces of gold and total cash costs(1) per ounce over the mine life that are in the lower half of the industry cost curve

TRIFR	Total Reportable Injury Frequency Rate, a ratio calculated as the product of the number of reportable injuries (which includes fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries) and 1,000,000 hours, divided by the total number of hours worked

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

(1)

“Total cash cost” and “C1 cash cost” are non-GAAP financial performance measures with no standardized definition under the International Financial Reporting Standards (IFRS) and therefore may not be comparable to similar measures presented by other issuers. Barrick believes that total cash cost and C1 cash cost are useful indicators for investors and management of a mining company’s performance as they provide an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely Adjusted Net Earnings, Free Cash Flow, Total Cash Costs, C1 Cash Costs and All-in Sustaining Costs – are not prescribed by IFRS. These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, “execute” or similar expressions, as they relate to the Company. In particular, this Circular includes, without limitation, forward-looking information pertaining to the belief of management that the Company’s ability to implement a business plan that focuses on its 2022 strategic priorities will further Barrick’s aim to be the world’s most valued gold and copper mining business; portfolio optimization, investments or divestitures; investment criteria and the Company’s ability to achieve its internal hurdle rate; investments in brownfield and greenfield exploration and major growth projects; our sustainability strategy, including our ability to reduce GHG emissions to targeted levels; our dividend framework and the payment of future dividends or performance dividends; share purchases under Barrick’s share repurchase program; and the composition of our Board. These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

Future Dividends

The declaration and payment of dividends is at the discretion of the Board, and will depend on the Company’s financial results, cash requirements, future prospects, the number of outstanding Barrick Shares, and other factors deemed relevant by the Board. The Board reserves all powers related to the declaration and payment of dividends. Consequently, in determining any dividends to be declared and paid on Barrick Shares, the Board may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on statements relating to future dividends.

Share Repurchase Program

The actual number of Barrick Shares that may be purchased by Barrick under the share repurchase program, if any, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, prevailing market prices of the Barrick Shares, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction. The share repurchase program does not obligate the Company to acquire any particular number of Barrick Shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

Barrick Gold Corporation | 2022 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on May 3, 2022 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Advisors (Kingsdale) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $47,250, plus distribution costs and other expenses. Our contractual arrangements with Kingsdale provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use Notice and Access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2022 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

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How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

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How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/TSXT/abx or by calling TSX Trust Company (TSX Trust) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at (416) 682-3801 from other locations or by e-mailing tsxt-fulfilment@tmx.com. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, TSX Trust. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communications Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	May 3, 2022
Time:	10:00 a.m. (Toronto time)
Location:	https://web.lumiagm.com/476307397

Why is Barrick holding a virtual-only Meeting?

Due to the ongoing unprecedented public health concerns related to the global Covid-19 pandemic, and to mitigate the health risks to our shareholders, employees, and other stakeholders, Barrick has again decided to hold a virtual-only Meeting this year, which will be conducted via live webcast.

Although Barrick is planning a virtual-only Meeting at this time, as a Company of Owners, Barrick places significant importance on in-person engagement with its shareholders. For this reason, should circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders who wish to attend and vote at the Meeting in person to do so. This will be in addition to allowing shareholders to participate online as described in this Circular. If an in-person Meeting becomes possible, and Barrick is able to proceed with a hybrid format (physical/virtual) as it has in past years, Barrick will communicate full details to its shareholders by press release in advance of the Meeting date. Regardless of whether Barrick is able to hold an in-person Meeting this year, Barrick intends to return to a hybrid meeting format (physical/virtual) once public health officials determine that it is safe to do so.

If Barrick is able to hold an in-person component of the Meeting, shareholders who wish to attend and vote at the Meeting in person should see “Voting Procedures” below for additional information.

4	Barrick Gold Corporation | 2022 Circular

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 24, 2022, the Company had 1,779,356,248 Barrick Shares outstanding. Each Barrick Share is entitled to one vote. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 24, 2022, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 24, 2022, less than 1% of Barrick Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at (416) 682-3860 from other locations.

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to TSX Trust’s website at www.tsxtrust.com/vote-proxy and follow the instructions on screen. You will need your 13-digit Control Number, which can be found on your proxy form.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-5760 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or (416) 368-2502 (outside Canada and the United States).

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Barrick Gold Corporation | 2022 Circular	5

Appointing another person to attend the Meeting virtually and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to TSX Trust as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

In order to participate in the virtual Meeting, your proxyholder must request a Control Number for the Meeting from TSX Trust by 3:00 p.m. (Toronto time) on May 2, 2022. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	https://www.tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America)

This Control Number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Control Number, your proxyholder will not be able to vote at the Meeting. TSX Trust will provide your duly appointed proxyholder with a Control Number provided that your proxy has been received by TSX Trust prior to this deadline. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.

Please see below, under the headings “How can I log in to the Meeting” and “How will my Barrick Shares be voted if I return a proxy?” for more information.

Option 2 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/476307397, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy, and the password barrick2022 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

Option 3 – In person at the Meeting (Should Circumstances Allow)

Currently, only a virtual Meeting is being planned by Barrick. If circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. If attendance at the Meeting in person becomes possible, details will be communicated to shareholders by press release. If an in-person Meeting becomes possible and you intend to vote in person at the Meeting, you do not need to complete or return your proxy form.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

6	Barrick Gold Corporation | 2022 Circular

Option 2 – In Person via Internet Webcast

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares virtually at the Meeting if you have (a) previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form, and (b) by no later than 3:00 p.m. (Toronto time) on May 2, 2022, you contacted TSX Trust to request a Control Number. Control Numbers can be obtained online by completing an electronic form on TSX Trust’s website, or by contacting TSX Trust by phone:

Electronic form	https://tsxtrust.com/control-number-request
By phone	Contact TSX Trust at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America)

This Control Number will allow you to log in to the live webcast and vote at the Meeting. Without a Control Number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN Connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, he or she must contact TSX Trust at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America) by no later than 3:00 p.m. (Toronto time) on May 2, 2022 to obtain a Control Number for the Meeting.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to TSX Trust before 5:00 p.m. (Toronto time) on April 29, 2022. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to TSX Trust before 5:00 p.m. (Toronto time) on April 29, 2022. You should contact your intermediary well in advance of the Meeting and follow their instructions if you want to participate in the virtual Meeting.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. See “How we will solicit proxies” on page 4 for more information.

Please see below under the heading “How can I log in to the virtual Meeting?” for more information.

Option 3 – In person at the Meeting (Should Circumstances Allow)

Currently, only a virtual Meeting is being planned by Barrick. If circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. If attendance at the Meeting in person becomes possible, details will be communicated to shareholders by press release. If an in-person Meeting becomes possible and you intend to vote in person at the Meeting, you must follow the procedures under “Option 2 – In Person via Internet Webcast” above, except you will not be required to contact TSX Trust in order to obtain a Control Number.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 29, 2022. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to TSX Trust. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

Barrick Gold Corporation | 2022 Circular	7

How can I log in to the virtual Meeting?

Only shareholders of record at the close of business on March 4, 2022 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

•

Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/476307397, click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password barrick2022 (case sensitive), then click on the “Login” button. We recommend you log in at least one hour before the Meeting begins. For registered shareholders, the Control Number is located on your form of proxy. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your Control Number will be provided by TSX Trust provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

Will the virtual-only Meeting format limit my ability to ask questions?

At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above under the heading “Voting Procedures”. The Company values shareholder feedback and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the virtual-only Meeting as in prior years when it was possible to attend meetings either in person or online.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the 11 nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and

•	FOR the advisory resolution approving the Company’s approach to executive compensation.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 24, 2022, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on April 29, 2022;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on April 29, 2022; or

•	Any other means permitted by law.

8	Barrick Gold Corporation | 2022 Circular

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on April 29, 2022, or by giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by TSX Trust, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale at:

Kingsdale

Toll-Free within Canada and the United States:
1-866-851-2571

Call collect: (416) 867-2272
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: (416) 307-7474
Fax: (416) 861-2492
Email: investor@barrick.com

Other Important Information

If an in-person Meeting is held, what are the admission requirements?

Only shareholders of record at the close of business on March 4, 2022 and other permitted attendees may attend the Meeting. In order to attend the Meeting, you or your proxyholder is required to see a representative of TSX Trust before entering to register your attendance. You must present proof of your ownership of Barrick Shares as of the record date and a valid government-issued photo identification at the entrance of the Meeting. Beneficial owners of shares held in “street name” in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their share ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages are permitted at the Meeting. If you do not provide photo identification or comply with the other procedures outlined here, you will not be admitted to the Meeting.

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is February 3, 2023.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

Barrick Gold Corporation | 2022 Circular	9

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice procedures for director nominations, which require advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the BCBCA, (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR at www.sedar.com, and EDGAR at www.sec.gov. As of March 24, 2022, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2021, and related Management Discussion & Analysis, both of which can be found in our 2021 Annual Report on SEDAR at www.sedar.com or at www.barrick.com/investors/agm.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2021 Annual Report by mail and would like to receive a copy, please contact TSX Trust by email at shareholderinquiries@tmx.com. Alternatively, please call TSX Trust toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2021 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

10	Barrick Gold Corporation | 2022 Circular

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2021. Our financial statements are included in our 2021 Annual Report. The 2021 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of 11 members. Please refer to the section entitled “Directors” on page 35 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the election of the 11 nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The ESG & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the tendered resignation.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What were PwC’s fees for 2021 and 2020? (1)

In millions of dollars	2021	2020
Audit fees(2)	$10.3	$10.7
Audit-related fees(3)	$0.3	$0.2
Tax compliance and advisory fees(4)	$0.6	$1.1
All other fees	$0.0	$0.0
Total	$11.2	$12.0

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission (SEC) definitions.

(2)

Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Barrick’s financial statements (inclusive of disbursements billed in 2021 and 2020, respectively), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings.

Barrick Gold Corporation | 2022 Circular	11

(3)	In 2021 and 2020, audit-related fees primarily related to compliance with regulatory filing requirements in local markets. In 2021, the audit-related fees also related to translation services.

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

The Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy and professional standards and securities regulations governing auditor independence. For additional information regarding the mechanisms Barrick has adopted to ensure auditor independence, please see “Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms” in Schedule A of this Circular.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The say on pay advisory vote held in 2021 was supported with the approval of 91.41% of those shareholders present at our 2021 annual meeting and voting in person, virtually via the live webcast, or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2022 Annual Meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders participating through the LUMI meeting platform (and attending the Meeting in person if circumstances allow).

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

12	Barrick Gold Corporation | 2022 Circular

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

This Circular contains certain historical information regarding the compensation decision-making process and the compensation paid by Barrick to “Named Executive Officers” (NEOs) and directors for the year ended December 31, 2021. The 2021 NEOs are the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and Chief Operating Officer, Africa and Middle East. Each of our NEOs participates in Barrick’s Partnership Plan (together with all other Partners), which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan).

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect 11 director nominees
•	Appoint PwC as our auditor for 2022
•	Approve our non-binding advisory vote on our approach to executive compensation

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 4, 2022. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote virtually through the LUMI meeting platform or by submitting your proxy or voting instruction form. See page 5 for more details on how you can vote.

Continuing to deliver exceptional returns from our industry-leading transformation

We continued the transformation of our Company across all aspects of the business since the Merger on January 1, 2019, delivering a strong, industry-leading performance, and making significant progress towards our goal of becoming the world’s most valued gold and copper company. As a strategic metal, which is likely to remain the most widely used in renewable energy technologies, the copper component of our production has become integral to our business strategy. Our core belief that good Environmental, Social, and Governance (ESG) management is essential to good business planning and management is reinforced by our sustainability vision and strategy which we believe are best executed with site-based accountability of sustainability opportunities and risks. This commitment is reflected in the social and economic uplift we have provided in our countries of operation. During the Covid-19 pandemic, our decentralized and agile management structure mitigated the flow-through challenges created by the pandemic such as supply chain pressures and tighter labor markets.

Based on a strong set of strategic objectives, Barrick provides a solid case for investment:

NYSE share price performance from Merger announcement to December 31, 2021

✓ A foundation of six Tier One Gold Assets with rolling 10-year plans that provide a stable and sustainable production profile, poised to deliver a robust business capable of generating substantial cash flow for the next decade and beyond

✓ We boast one of the strongest balance sheets in the gold mining industry

✓ We have consistently met our production guidance and continue to deliver peer leading returns to our shareholders

✓ Reflecting our commitment to shareholder returns, our total cash return to shareholders of $1.4 billion in 2021 represents the highest annual cash payout to shareholders in Barrick’s history

✓ Since the announcement of the Merger in September 2018, our quarterly dividend per share has more than tripled to $0.10 and we have introduced a new performance dividend policy and share buyback program with the aim of further enhancing returns to shareholders when the Company’s liquidity is strong

✓ Sustainability and trusted long-term partnerships with stakeholders globally are core to our business

✓ We are committed to our clean energy strategy which plays a significant and growing part in reducing the impact of our operations on the environment and delivers improved efficiencies

✓ We believe in investing in our future through focused brownfield and greenfield exploration, major growth projects, and a commitment to attracting and nurturing the best talent in the industry through training and career development opportunities across the Company

Barrick Gold Corporation | 2022 Circular	13

Our 2021 compensation decisions reflect a consistent track record of execution and delivery against our 2021 priorities

In addition to solid execution against our 2021 priorities, Barrick has significantly bolstered its operational and financial standing, positioning the Company for the delivery of sustainable returns. These include ownership of the largest portfolio of six Tier One Gold Assets and producing copper mines, with more under development; a clear runway to sustainable returns with 10-year business plans in place for all mines; a demonstrated focus on replenishing our reserves of at least the same quality; a long record of exploration success; leadership in sustainability; and a balance sheet unburdened by debt with a substantial cash balance to support shareholder returns and invest in growth projects. 2021 performance highlights are detailed in the table below.

Our executive compensation program aligns our incentive compensation outcomes to short- and long-term performance and delivers a meaningful majority of pay in the long-term to reward a consistent management focus on long-term value creation. Consistent with our pay-for-performance philosophy, 100% of the value of incentive compensation awarded each year reflects actual performance delivered by Barrick as a company and individually by our NEOs. For 2021, Barrick’s Company performance and the individual performance of the NEOs resulted in a collective score of 64 out of 100 for the Long-Term Company Scorecard, and API awards ranging from 61 to 88 out of 100 for individual API Scorecards. For more information, see “Compensation Discussion & Analysis Highlights” and “Compensation Discussion & Analysis” beginning on page 52.

Strategic priorities (as disclosed)

✓ Identify, evaluate, and deliver an accretive value-adding growth opportunity or transaction

✓ Embed our Company DNA throughout all levels of the organization, including with our community and stakeholders

✓ Achieve a Zero Harm workplace where all employees are personally accountable for their own safety

◾

Delivered strong results through our industry-leading global portfolio of six Tier One Gold Assets, maintaining a 10-year production outlook (first introduced in 2020) and highlighting a stable production base and ability to generate strong cash flow well into the future

◾	Invested in our future growth by extending our global exploration footprint in Canada, Egypt, Guyana, Suriname, Senegal, and Tanzania

◾	Further optimized the North America portfolio through the successful completion of the i-80 Asset Swap

◾

Successfully completed the Lagunas Norte Sale as well as the sale or option of seven legacy closure properties over the past 18 months, in line with our strategy of divesting non-core assets and portfolio optimization

◾	Successfully replaced all Group gold mineral reserves depleted by mining in 2021 at a higher year-end grade

◾	Group gold mineral resources increased significantly at higher grade driven by new discoveries with maiden resources at North Leeville and Ren in Nevada

◾	Progressed the opportunity to realize value from the Reko Diq arbitration award

◾	Initiated steps towards the planned reopening of the Porgera mine in Papua New Guinea in 2022 through the execution of framework and commencement agreements with the government

◾	Carefully managed the impact of Covid-19 on our operations, employees and communities

Operational Excellence priorities (as disclosed)

✓ Execute our 2021 plans through delivery of all of our operating targets and capital project timelines

✓ Further optimize all operations with a focus on site-specific cost reduction initiatives and efficiency programs

✓ Fully integrate business processes with ongoing systems implementation to achieve a fit-for-purpose solution that enables effective and efficient management of our operations

◾	Driven by a pursuit for operational excellence, achieved our annual production guidance every year since the Merger on January 1, 2019

◾	Maximized the benefit of higher gold prices through operational execution and achieved strong operating cash flow of $4.4 billion and robust free cash flow(1) of $1.9 billion in 2021

◾	Achieved zero debt net of cash at the end of 2020 and maintained that level at the end of 2021, even after record cash returns to shareholders during 2021 totalling $1.4 billion

◾

After returning nearly $2.5 billion in cash returns to shareholders since 2019, we continue to have one of the strongest balance sheets in the industry, ending the year in a net cash position and with more than $8 billion in liquidity

◾	Continued to decrease corporate administration expenses from 2018 guidance of $275 million, to $118 million in 2021

◾

Through ongoing optimization and continuous improvement initiatives, drove production performance near the top-end of guidance for the Africa and Middle East and the Latin America and Asia Pacific regions in 2021. Similarly, Nevada Gold Mines delivered a quarterly production record in the fourth quarter of 2021

◾

Completed the implementation of SAP at our operations throughout the Americas and Africa, which has allowed us to significantly simplify our systems landscape by decommissioning several legacy Enterprise Resource Planning (ERP) platforms

◾	Successfully commissioned the Veladero Phase 6 leach pad expansion, the ramp up of Bulyanhulu, and the Loulo-Gounkoto complex’s third underground mine, all in line with disclosed timelines

◾	Continued to advance major growth projects at Pueblo Viejo, Goldrush, Turquoise Ridge and North Mara

14	Barrick Gold Corporation | 2022 Circular

◾

Retained our listing on the Dow Jones Sustainability Index’s World Index for the 14th consecutive year, ranking in the 95th percentile of all mining companies assessed. Our strong performance was demonstrated by scoring full marks (100th percentile) in the categories of environmental reporting, water-related risks, social reporting and human rights, and improved scores in policy influence, operational eco-efficiency, biodiversity, and occupational health and safety

◾	Achieved our target to certify all operational sites to the internationally recognized ISO 45001 occupational health and safety standard by the end of 2021

◾

Provided approximately $26.5 million in support to our host communities in 2021. Local aid was tailored to particular needs determined in consultation with host governments and communities to reflect local culture and different stages of economic development

◾

Through a fit-for-purpose management structure, coupled with a deep commitment to health and welfare, mitigated the impacts of the Covid-19 pandemic on our business, people, and communities, as well as provided vital support to communities

◾	Improved our water recycling and reuse rate to 82% in 2021 compared to 79% in 2020. Our 2021 water recycling and reuse rate was also above our annual target of 80%

Sustainable Profitability priorities (as disclosed)

✓ Optimize our asset portfolio, unlock further reserve and resource potential and maintain 10-year sustainable production profile

✓ Continue to elevate the importance of our ESG strategy through our organization, including our license to operate, manage our environmental footprint, and ensure regular transparent reporting

✓ Attract, retain, and develop a diverse workforce that is agile, integrated, and able to deliver on our short- and long-term plans

✓ Review, refine, and measure leadership effectiveness across the organization to develop the next generation of mining talent

◾	Replaced our group gold mineral reserves and resources organically supporting a sustainable rolling 10-year plan

◾

Continued to demonstrate climate change leadership and published our detailed roadmap targeting a 30% reduction in greenhouse gas (GHG) emissions by 2030, while maintaining a steady production profile, with a goal of reaching net zero emissions by 2050 against our 2018 baseline

◾

In furtherance of our belief that biodiversity and conservation are critical in the fight against climate change and poverty, rehabilitated and conserved habitats within our operations and proactively protected areas outside our mines. In 2021, we made progress in developing conservation and offset projects, including sagebrush and mule deer habitats in Nevada, forestry conservation in Zambia, and establishing a partnership at the Fina Reserve in Mali, in addition to our longstanding support of the Garamba National Park in the Democratic Republic of Congo

◾

Continued our commitment to creating an inclusive environment where all voices are heard, all cultures respected, and a variety of perspectives are not only welcome, but are also essential to our long-term success

◾	Updated our human rights training program and developed a new Voluntary Principles on Security and Human Rights Standard

◾

Demonstrating our commitment to responsible mining, as well as regular and transparent ESG reporting, maintained our Sustainability Scorecard (which was first introduced in 2020). This voluntary, industry-leading scorecard is designed to ensure that key performance indicators are aligned and measured against strategic priorities. In December 2021, we published our first post-Merger Human Rights Report to coincide with United Nations International Human Rights Day

◾

Continued to prioritize local hiring and building the skills and capability of our host country workers to multiply our positive impact on local, regional, and national economies. As at December 31, 2021, 96% of our employees were local nationals

◾

Advanced the recruitment, training, and development of female talent at all levels in our workforce, from internship to management, as we continue to do our part to right the gender imbalance in the historically male-dominated mining industry. The appointment of Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022 and the appointment of Ms. Poupak Bahamin as General Counsel of Barrick with effect from April 2022 are examples of this commitment in practice

(1)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

Barrick Gold Corporation | 2022 Circular	15

Our 2022 Strategic Priorities

In 2022, we will implement a business plan that will focus on the following:

•	Strategic Priorities:

✓	Identify, evaluate, and deliver an accretive value-adding growth opportunity or transaction
✓	Embed our Company DNA throughout all levels of the organization, including with our community and stakeholders
✓	Achieve a Zero Harm workplace, led by the executive and operational teams, where all employees are personally accountable for their own safety

•	Operational Excellence:

✓	Execute our 2022 plans through delivery of all of our operating targets and capital project timelines
✓	Further optimize all operations with a focus on specific cost reduction initiatives and unit cost efficiencies
✓	Fully integrate and leverage our information technology systems and ensure fit-for-purpose processes to enable effective and efficient management of the business

•	Sustainable Profitability:

✓	Optimize our asset portfolio, unlock further reserve and resource potential, and maintain a 10-year sustainable production profile
✓	Maintain a distinctive ESG approach focused on the delivery of tangible results
✓	Attract, retain, and develop an effective and diverse workforce that is agile, integrated, and able to deliver on our short- and long-term plans
✓	Become the mining partner of preference within host countries

Board and Corporate Governance Highlights

The Board recommends a vote FOR all the director nominees.

We strive to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Putting this into practice requires us to be accountable to all of our stakeholders and to be thoughtful about the impact of our practices, policies, and investments. Strong corporate governance practices are therefore fundamental to all aspects of our operations – ensuring we perform with integrity, respect, and excellence in all that we do. Below is a summary of our corporate governance highlights.

Our approach to sustainability governance

We believe that our Company-wide focus on ESG management is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. To underscore the important role of the Corporate Governance & Nominating Committee in overseeing our environmental, safety and health, corporate social responsibility and human rights programs, policies and performance, and to reinforce the importance we place on sustainability governance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” (ESG & Nominating Committee) in February 2022.

The Board continued its active oversight and stewardship of the Company to navigate through the Covid-19 pandemic

2021 was marked by continued uncertainty, volatility, and challenge that required us to navigate with agility and resilience. The discipline and focus applied by the Board to oversee these pandemic-related risks, which was greatly aided by the President and Chief Executive Officer’s first-hand knowledge of the operations, enabled swift and decisive action to manage and mitigate the impacts of Covid-19 on Barrick’s operations. As a Company, we continued to step up and step forward to maintain business continuity globally, keep our people and operations safe, and support our host countries and communities around the world through the pandemic. Importantly, these priorities are entirely congruent with our partnership ethos and our commitment to delivering long-term value for stakeholders – responsibly and sustainably.

◾

We leveraged our supply chain and financial resources in partnership with our host communities to provide medical supplies and equipment for local clinics and isolation centers, supply food parcels and other essentials for vulnerable groups, and establish funds to support economic recovery for local businesses.

◾	We invested approximately $26.5 million in wide-ranging support for host governments and local communities impacted by the pandemic.

16	Barrick Gold Corporation | 2022 Circular

In 2021, the Board and its three standing committees received regular in-depth briefings on a wide variety of key topics related to Covid-19, including the effectiveness of Barrick’s Covid-19 safety protocols such as mandatory mask-wearing, regular testing, and social-distancing, as well as Barrick’s support for the implementation of vaccination programs across all regions, including through vaccine education and awareness campaigns. The Audit & Risk Committee performed a critical role in assisting the Board with its oversight of enterprise risks and how these risks were being managed in another year of unprecedented change, the ESG & Nominating Committee oversaw Barrick’s response to the sustainability challenges brought about by the pandemic across our portfolio, and the Compensation Committee monitored the impact of Covid-19 on the financial, operational, and sustainability performance across the Company and our sites in the context of Barrick’s overall compensation strategy. The Board also received regular updates on operational, financial, environmental, and social risks, including tailings facilities management, capital project execution, health and safety, cybersecurity, and climate change-related risks throughout the year.

Strong corporate governance helps us execute through complexities and create long-term value for our stakeholders

✓ Independent Lead Director ✓ Fully Independent Committees ✓ Majority Voting Policy ✓ Annual Board Evaluation Process ✓ Board Orientation Program ✓ Diversity Policy

✓ Shareholder Engagement Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (Directors, Officers, Partners)

✓ Clawback Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Updated Code of Business Conduct and Ethics

We regularly assess and enhance our corporate governance practices. See page 26 and Schedule A of this Circular for additional details on our corporate governance practices.

Long-standing stakeholder engagement program remains a top priority

Barrick’s business is about partnerships – with our people, governments, communities, suppliers, shareholders, and other stakeholders. This core tenet means balancing our own interests and priorities with those of our stakeholders and others, helping both Barrick and our partners by working together. It also means embracing a shared sense of responsibility to work constructively on matters of mutual interest and concern. We therefore believe that regular, transparent communication is essential to Barrick’s long-term success, and we have a longstanding practice of regularly engaging with our stakeholders on all aspects of our business. Through our ongoing dialogue, we seek to ensure that our approach to corporate governance is a dynamic framework that can accommodate the evolving demands of a changing business environment and remain responsive to the priorities of our shareholders and other stakeholders. Our Board of Directors carefully considers the wide range of views and feedback exchanged during shareholder engagement meetings.

Overview of our 2021 shareholder engagement program

In 2021 and early 2022, we actively sought feedback by reaching out to a number of our largest shareholders representing over 30% of the issued and outstanding Barrick Shares (as of December 31, 2021). Our Lead Director and the Chair of the Compensation Committee participated in these discussions which covered a variety of topics, including our performance, sustainability strategy, environmental goals, human capital strategy, continued active oversight during the Covid-19 pandemic, and executive compensation matters, as well as key governance priorities, including Board composition and renewal. The input we received continues to be considered in our Board’s deliberations and decision-making. Below is a summary of the key topics discussed and the approach taken to evolve our corporate governance and executive compensation practices.

Barrick Gold Corporation | 2022 Circular	17

Key discussion topics in 2021	Continued evolution and progress informed by shareholder feedback

Further embedding our sustainability vision in all aspects of our governance and business.

Sustainability is embedded in every aspect of our business. Our commitments to social and economic development, health and safety, human rights, and the environment are key components of our business strategy and the Board’s strategic oversight.

✓   We recognize that meaningful transparency is an important aspect of serving our stakeholders. Barrick was the first in the industry to publish a detailed GHG emissions reduction roadmap which sets out a clear plan to achieve our science-based targets, leading to our goal of net zero emissions by 2050. Barrick also published its second annual post-Merger Sustainability Report with a performance scorecard and its inaugural post-Merger Human Rights Report.

✓   We evolved our industry-leading Sustainability Scorecard comprised of 22 indicators to reflect the measures we believe are the most important in the industry and our performance relative to these indicators.

✓   25% of our long-term incentive for all Partners across the Company continues to be linked to our Sustainability Scorecard. Our safety and environmental priorities are also meaningfully tied to short-term incentives across the organization.

✓   Our sustainability strategy, including our GHG reduction targets and climate risk governance, were also core discussion topics during our Board meetings and director continuing education sessions throughout 2021.

Supporting thoughtful Board renewal and promoting Board diversity, with a particular emphasis on appointing additional women.

2021 marked the third full year following our transformational Merger and we continue to demonstrate our commitment to support thoughtful Board renewal and diversity.

✓   In early 2021, the Board approved amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022.

✓   Since the Merger, we have added three new diverse female directors, each bringing unique attributes, viewpoints, and experiences, with fresh perspectives, to Barrick and increasing our female representation to 27%, including one-third of our independent directors.

✓   We appointed Ms. Helen Cai to the Board in November 2021 following a rigorous search process. Ms. Cai is a finance and investment professional with close to two decades of experience in capital markets who brings to the Board a deep understanding of China, the leading producer and consumer of gold and the biggest driver of copper demand in the world, which complements Barrick’s strategic partnerships with Chinese mining companies in Argentina and Papua New Guinea and is a distinctive competitive advantage for Barrick as we continue to compete for Tier One opportunities across the globe.

Evolving our human capital strategy to attract, develop, and retain the best talent in the mining industry.

Our Board believes that human capital management and talent development are foundational to Barrick’s continued success. Accordingly, the Board’s involvement in leadership development and succession planning is systematic and ongoing. We continue to draw on the Board’s deep expertise in these areas, as well as its commitment to our partnership culture, to guide the evolution of our human capital strategy which, for 2021, continued to focus on building an effective workforce that is multicultural and multigenerational, and supports the execution of our long-term objectives.

✓   We prioritize local hiring and build the skills and capability of our host country workers to multiply our positive impact on local, regional, and national economies. As at December 31, 2021, 96% of our employees were local nationals.

✓   We are also prioritizing initiatives that support gender diversity, including the recruitment and development of women at all levels in our workforce, from internship to management. The appointment of Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022 and the appointment of Ms. Poupak Bahamin as General Counsel of Barrick with effect from April 2022 are but two examples of this commitment in practice.

✓   10% of long-term incentives for all Partners across the Company continues to be linked to key human capital considerations, including the ability to attract and retain top talent, succession readiness, internal promotion rate for top candidates, and evolution of our human capital strategy.

Ensuring Barrick’s long-term incentive framework continues to support our strategic priorities and reinforces the values that are key to our ability to deliver sustainable returns to our owners

Our executive compensation framework is an integral part of our employee value proposition and is periodically reviewed by the Compensation Committee to ensure that it is aligned with our strategic goals, our human capital strategy, and the interests of our shareholders. Refinements to our executive compensation framework since the Merger include:

✓   Long-Term Company Scorecard: Introduction of a relative Total Shareholder Return (TSR) measure weighted 15%; linking 25% of the Long-Term Company Scorecard to our industry-leading Sustainability Scorecard and 10% of the Long-Term Company Scorecard to our human capital strategy to underscore our strategic priorities; and introduction of a multi-year performance period for certain financial measures to evaluate our achievements under the leadership of the President and Chief Executive Officer following the Merger.

✓   PGSU Plan Design: In order to further reinforce alignment with the shareholder experience, PGSUs now vest in one-third increments over 33-months to accelerate share ownership; Partners are now required to hold at least 50% of their share ownership requirement in actual Barrick Shares; and Partners can access vested PGSU awards upon attainment of market-leading share ownership requirements.

18	Barrick Gold Corporation | 2022 Circular

The previous say on pay advisory vote held in 2021 was supported with the approval of 91.41% of our shareholders. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future say on pay advisory votes when evaluating our approach to corporate governance and making compensation decisions for our NEOs and other executive officers.

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Executive Chairman

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

Barrick Gold Corporation | 2022 Circular	19

Our Board has a mosaic of skills to support our strategy and embraces diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally

Our ESG & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns and achieving the Company’s strategy. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating benefit sharing arrangements, obtaining necessary permits, and protecting communities and the environment are all critical to the success of our business. Achieving these objectives requires engagement with a diverse group of stakeholders at the local, national, and international levels.

We therefore believe our Board nominees must strike the right balance between those who have expertise in mining operations and strong financial acumen, with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Our slate of 11 directors for election at the Meeting was carefully constructed to ensure that our Board represents key business geographies and is composed of individuals whose backgrounds reflect the diversity of our stakeholders. Each director nominee contributes to the Board’s overall diversity by providing, among other characteristics, a diversity of thought, perspective, personal and professional experience, and background.

Since the Merger on January 1, 2019, we have appointed six new directors to the Board, including three highly qualified female directors who were each identified and evaluated through a rigorous director search process overseen by the ESG & Nominating Committee. Ms. Loreto Silva, Ms. Anne Kabagambe, and Ms. Helen Cai were appointed to the Board in August 2019, November 2020, and November 2021, respectively. Consistent with our commitment to increasing the Board’s diversity, in early 2021, the Board approved amendments to our Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. Currently, women represent 27% of all directors and one-third of our independent directors.

For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular. For more details on our director nominees, see “Our Director Nominees” on the next page or “Directors” on page 35.

20	Barrick Gold Corporation | 2022 Circular

Our Director Nominees

We believe our director nominees bring a breadth of knowledge, diversity, and strategically relevant backgrounds to the Company and reflect the global scale of the challenges, risks, and opportunities facing our business. For more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Overview of our Board’s Profile													TOTAL (of 11)

	Mining Operations	✓						✓		✓			3
	Health, Safety & Environmental	✓						✓	✓		✓		4
	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	10
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	10
	M&A Execution	✓	✓		✓	✓	✓			✓		✓	7
	International Business Experience & Global Partnerships	✓	✓	✓	✓	✓			✓	✓	✓	✓	9
	Government and Regulatory Affairs & Community Relations	✓		✓			✓		✓		✓	✓	6
	Risk Management	✓	✓		✓	✓		✓		✓	✓	✓	8
Age		63	48	76	53	64	75	71	65	68	57	68	Average 64 years
Board Tenure		3	0.5	19	3	8	8	16	1	3	2	10	Average 7 years
Independence*		CEO	✓	✓	✓	✓	✓	✓	✓	✓	✓	EC	9 (82%)
Gender	Male	✓		✓	✓	✓	✓	✓		✓		✓	8 (73%)
	Female		✓						✓		✓		3 (27%)
Current membership on other public company boards		N/A	N/A	N/A	1	2	N/A	2	N/A	N/A	1	2	Average 1

                  * CEO = President and Chief Executive Officer; EC = Executive Chairman

Legend:

Mining Operations: Experience at a senior level with mining operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through best-in-class operational standards, building operational leadership capabilities, and fostering innovation.

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

International Business Experience & Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements and understanding of the importance of diversity to a global company with a diverse set of stakeholders, informed by experience of race, ethnicity, and/or nationality. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

Barrick Gold Corporation | 2022 Circular	21

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?

Our executive compensation framework was designed with input gained from extensive annual consultation with our shareholders since 2014. We believe there should be a direct link between pay and the actual contribution our executives make towards the achievement of our overall business objectives and long-term success. Our pay decisions reflect this pay-for-performance philosophy.

✓

Our incentive compensation plans are 100% performance-based to reward in-year and longer term delivery against Barrick’s vision of building the world’s most valued gold and copper mining business and creating sustainable value for stakeholders.

✓

The API Program rewarded individual contribution to and achievement of financial and strategic objectives during a year of continued uncertainty. Our NEOs received an average score of 80 out of 100 on their personal scorecards for 2021.

✓

PGSUs awarded for 2021 were based on a collective grade of 64 out of 100, which reflects another set of solid financial and non-financial performance results delivered over the past three years since the Merger across seven scorecard categories that were developed in consultation with our shareholders and are aligned to our pillars of long-term success.

✓	The Compensation Committee also made shareholder-friendly enhancements in 2021 to our executive compensation framework, which are further described below, following an extensive, multi-year review process since the Merger to ensure alignment with our business and human capital strategy, in the context of competitive practices, regulatory developments, and corporate governance trends.

We provide our people with a stake in the future success of the Company because our ownership culture is critical to who we are, how we work, and what we do at Barrick

We want to build a sustainable legacy.	Mining is a long-term business, with investment decisions that can span decades, through various commodity cycles and other macroeconomic events. We believe that to build a sustainable legacy, we must be a Company of Owners so that we are personally invested in Barrick’s success and share the same objective of driving sustainable and responsible growth to create long-term value for our shareholders. Our compensation system is therefore deliberately designed with market leading share ownership requirements to reinforce this ownership culture and to provide a strong retention mechanism for our outstanding people.

We are results-driven, responsible, and accountable.	As a world-class company with technical complexity and global scale, we must advance multiple strategies and objectives in parallel, rather than emphasizing one or two at the expense of others that are also strategically important. Our incentive compensation plans are therefore designed to reward the performance we tangibly deliver each year, as well as the meaningful steps we take to achieve our ambition and to fulfil our responsibility as industry leaders to make a positive difference. More importantly, we do not award deferred cash incentives for executive compensation purposes. This supports our pay-for-performance philosophy and means the values we disclose in the Summary Compensation Table truly reflect the actual performance we delivered.

22	Barrick Gold Corporation | 2022 Circular

We continue to strengthen and deepen our ownership culture across the organization

Minimum share ownership requirements across the organization:

Partners: 100% of LTI for our Partners, including NEOs, is delivered in the form of PGSUs, a plan that ties a significant portion of compensation to Barrick Shares subject to shareholding requirements that far exceed those of our peers and the broader market. Recent refinements to the PGSU Plan are as follows:

✓   2020: Updated our PGSU Plan to accelerate share ownership through a phased vesting schedule and to provide access to vested awards, subject to the achievement of market-leading share ownership requirements. Partners are now required to hold Barrick Shares until the earlier of when an individual meets his or her share ownership guideline (in which case only Barrick Shares in excess of the share ownership guideline may be sold) or he or she retires or leaves the Company.

✓   2021: Introduced an enhanced share ownership requirement for our Partners to retain at least 50% of their minimum share ownership requirement in actual Barrick Shares to further underscore our commitment to maintaining market-leading share ownership requirements.

Non-Executive Directors: Within five years of joining the Board, non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or DSUs.

Broader Workforce: Long-term incentive awards for eligible employees are share-based.

Multiple of salary or retainer…
NEOs	5x – 10x
Other Partners	1.5x – 5x
Executive Chairman	4x
Non-Executive Directors	3x

Share ownership across the organization (as at March 1, 2022):

NEOs (including CEO)

Over 7 million Barrick Shares worth more than $166 million

Board (excluding CEO)

Over 3 million Barrick Shares worth more than $70 million

We have a balanced incentive compensation framework that effectively drives our high performance culture, supports our strategy, including our commitment to sustainability, and rewards long-term value creation

Reflecting our pay-for-performance philosophy, 100% of all incentive compensation awarded to our NEOs is performance-based. Incentive compensation for our NEOs is delivered through API awards which are based on tailored individual scorecards, and PGSU awards which are based on collective achievement as assessed by the Long-Term Company Scorecard.

Barrick’s definition of performance and value encompasses the economic benefits we deliver to all our stakeholders; the care with which we treat our people, communities, and the environment; our creation of opportunities for the advancement for our people; our strategic focus on long-term sustainability; and the superior returns we generate for our fellow owners. The performance measures that we have selected for our incentive plans therefore reflect our accountability for delivering on this broader definition of sustainable value creation.

In keeping with our high performance culture, we disclose our performance measures and objectives, which hold management accountable for the goals we set out to achieve each year and over the long-term to deliver on our strategy. We review our business plan at the beginning of each year to define the key areas of focus and priority actions for each role. We also review the Long-Term Company Scorecard against our strategic plan to ensure the performance measures support the delivery of our long-term strategy. Target ranges for long-term performance measures are reviewed and set based on challenging levels of performance that reflect Barrick’s life of mine plans and strategy, shareholder expectations, and the competitive environment.

For more details on the 2021 assessment of the API Scorecards for each NEO and the Long-Term Company Scorecard, see “Compensation Discussion & Analysis – 2021 Performance Considerations for NEOs” on page 60.

Barrick Gold Corporation | 2022 Circular	23

Incentive plan	Purpose and Overview	Performance Basis and Summary of 2021 Awards
API Program

Variable annual cash compensation to motivate and reward our NEOs and other Partners for achieving annual goals and strategic milestones that are critical to our strategic priorities.

API awards, if earned based on performance, are capped at 150% to 300% of salary based on role.

100% based on tailored scorecards that reflect individual accountability for strategy execution. Individual scorecards set out financial and non-financial objectives linked to our annual strategic priorities, which are categorized as strategic initiatives, operational excellence, and sustainable profitability. Overall, these include our commitment to create a Zero Harm workplace, foster genuine partnerships with the countries and local communities in which we operate, and build a sustainable legacy.

API Scorecard outcomes for 2021 ranged from 61 to 88 out of 100 for the NEOs.

PGSU Plan

Variable long-term equity-based compensation with a multi-year performance period and tranche vesting in one-third increments over a 33-month period to motivate and reward our NEOs and Partners for achieving multi-year strategic priorities.

PGSU awards are earned based on a formulaic multi-year assessment of the actual performance we delivered over the past three years versus clear and ambitious targets as captured through the Long-Term Company Scorecard.

PGSU awards, if earned based on performance, are capped at 300% to 600% of salary based on role.

		100% based on the Long-Term Company Scorecard comprised of seven performance measures selected to support the delivery of our multi-year strategic priorities:
		Relative TSR	15%
		Positive Free Cash Flow(1) per Share	15%
		Robust Dividend per Share Inclusive of Capital Returns	10%
		Capital Project Execution	10%
		Strategic Execution	15%
		ESG & License to Operate	25%
		Human Capital	10%

PGSUs for 2021 were awarded based on a collective score of 64 out of 100.

See page 60 for more information on why we believe these long-term metrics are important to us and the performance assessed for 2021, and our prospective disclosure of the 2022 Long-Term Company Scorecard on page 56.

(1)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

24	Barrick Gold Corporation | 2022 Circular

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors, management and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our NEOs	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our NEOs	✓	We regularly and proactively engage with our shareholders and consider their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do
✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Barrick Gold Corporation | 2022 Circular	25

Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

The following sections provide an overview of how we have continued to build the right Board with experience and expertise that complements our strategy, how we approach corporate governance, how our Board oversees enterprise-wide risks, and how we approach our sustainability governance and human capital management.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Board Composition and Refreshment

Barrick has nominated 11 directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners, by developing strategic priorities to create long-term value per share and ensuring that Barrick successfully executes these strategic priorities. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices, including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and our Board committee chairs.

In furtherance of our commitment to thoughtful Board renewal and diversity, we have appointed six new directors to the Board since the closing of the Merger on January 1, 2019, including three diverse women directors – Ms. Loreto Silva, Ms. Anne Kabagambe, and Ms. Helen Cai in August 2019, November 2020, and November 2021, respectively – following a rigorous search and selection process overseen by our ESG & Nominating Committee. This evolution of our Board demonstrates our commitment to refreshing our Board and increasing the diversity of our directors in line with the aspirational target set forth in our Diversity Policy for women to represent at least 30% of directors by the end of 2022.

Standing for election for the first time at the Meeting, Ms. Helen Cai is a finance and investment professional with close to two decades of experience in capital markets. She brings to the Board a deep understanding of China, the leading producer and consumer of gold and the biggest driver of copper demand in the world, which complements Barrick’s strategic partnerships with Chinese mining companies in Argentina and Papua New Guinea and is a distinctive competitive advantage for Barrick as we continue to compete for Tier One opportunities across the globe. Ms. Cai was the most qualified candidate identified during an extensive recruitment process undertaken by the ESG & Nominating Committee in light of the needs of the Board and the priorities of the Company. Her appointment also increases the proportion of our independent directors to 82% and the proportion of our female directors to 27% of our Board and one-third of our independent directors. For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Board and Senior Leadership Structure

John L. Thornton serves as Executive Chairman of Barrick, providing leadership at the Board level and guiding business decisions on a macro level. Mark Bristow is President and Chief Executive Officer, overseeing the day-to-day operations of the business. Graham Shuttleworth is Senior Executive Vice-President, Chief Financial Officer and Kevin Thomson serves as Senior Executive Vice-President, Strategic Matters.

The respective duties, responsibilities, and relationships among the Board, the Executive Chairman, and the President and Chief Executive Officer are described in greater detail below.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

26	Barrick Gold Corporation | 2022 Circular

Executive Chairman

The Executive Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, facilitating the functions and responsibilities of the Board according to its mandate, and assuming responsibility for the strategic initiatives of Barrick outlined below. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, working with the Board and the President and Chief Executive Officer to develop strategies for the Company’s future growth, to ensure that Barrick’s operations are managed according to best-in-class practices, and to maintain strong and constructive relationships with strategic partners, including host governments and stakeholders in countries of critical importance to Barrick. See “Our Governance and Leadership Structure – Executive Chairman” in Schedule A of this Circular.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the ESG & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for overseeing our decentralized management ethos with a strong ownership culture, and maintaining a streamlined management and operational structure to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Regionally-Focused Leadership Teams

Under the oversight of the President and Chief Executive Officer, Barrick has implemented a flat management structure with a strong ownership culture through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates (i.e., North America, Latin America and Asia Pacific, and Africa and the Middle East). By delegating authority to the executives and teams that are directly responsible for overseeing these regions, while streamlining management and operations to eliminate non-essential costs, Barrick expects to be better positioned to deliver long-term value to its shareholders.

In addition, Barrick has established leadership teams whose responsibility is to focus on: (i) finance, risk management, business assurance, information technology, and supply chain; (ii) strategic matters; (iii) exploration and geology; (iv) mineral resource management; (v) metallurgy, engineering, and capital projects; (vi) health, safety and environment, and sustainability; (vii) legal; (viii) human resources; (ix) corporate communications; (x) commercial and supply chain; and (xi) mining. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer whose objective is to ensure the seamless operation of the entire organization with a view to driving value creation.

Director Search Process

We identify director candidates through a rigorous search and selection process overseen by our ESG & Nominating Committee. As required, Barrick retains an external search firm to identify potential candidates. The aim of this process is to supplement the Board with individuals possessing complementary skills. In particular, consistent with our Diversity Policy, Barrick remains committed to increasing the gender diversity of the Board as it continues to seek out directors whose skills, professional experiences, and backgrounds are able to best address the opportunities, challenges, and risks of our business. With the appointment of Ms. Helen Cai in November 2021, a highly qualified female director with close to two decades of experience in capital markets and a deep understanding of China, women represent 27% of the nominees to our Board and one-third of our independent directors. The Board remains highly focused on its initiative of ongoing Board renewal and its commitment to increasing diversity. See “Our Commitment to Corporate Governance – Board Composition and Refreshment” on page 26, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Our Approach to Corporate Governance

✓	Our Board is independent.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board. As of March 24, 2022, 82% of our directors have been determined to be independent.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

Barrick Gold Corporation | 2022 Circular	27

•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 24, 2022, there are no board interlocks on the Board.

✓	Our Board is effective.

•

Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chair of the ESG & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the committee chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chair of the ESG & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•

Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into all regularly scheduled Board meetings, and new directors participate in a robust director orientation program. For further details on the education and orientation programs for 2021, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

Governance-Focused Shareholder Engagement: In late 2021 and early 2022, the Lead Director and the Chair of the Compensation Committee met with significant shareholders representing over 30% of the issued and outstanding Barrick Shares (as of December 31, 2021) to provide an update on a variety of topics, including our performance; Board risk oversight of Covid-19; Board composition and corporate governance, including Board renewal and diversity; sustainability and climate change strategy; human capital management; and executive compensation matters.

•

Sustainability-Focused Shareholder Engagement: Throughout 2021, the Group Sustainability Executive met with significant shareholders and leading ESG ratings firms to discuss Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters. In addition, as noted above, our Lead Director, Chair of the Compensation Committee, and Human Resources Executive also participated in discussions with significant shareholders representing over 30% of the issued and outstanding Barrick Shares (as of December 31, 2021) to provide an overview of the Board’s role in overseeing the Company’s approach to sustainability and how sustainability performance is reflected in incentive compensation.

•

Sustainability Day: On April 13, 2021, Barrick hosted a virtual presentation to significant investors, leading ESG ratings firms and key analysts on the Company’s sustainability strategy and performance, as well as our targets for the future, including our aim for net zero emissions by 2050. The President and Chief Executive Officer, Group Sustainability Executive and senior members of the Sustainability management team provided an overview of the economic benefits created for all stakeholders, the protection of health and safety at our mines and host communities, our approach to human rights, and the minimization of environmental impacts.

•

Nevada Gold Mines Virtual Investor Day: On May 25, 2021, Barrick hosted a virtual investor day focused on Nevada Gold Mines which was attended by significant shareholders and key analysts. The President and Chief Executive Officer of Barrick and senior members of the Nevada Gold Mines management team highlighted the joint venture’s long-term vision for generating shareholder value and provided an overview and outlook for each operation, its approach to exploration and mineral resource management, and its sustainability strategy.

•

Quarterly Results Presentations: During 2021, the President and Chief Executive Officer hosted four presentations to discuss Barrick’s quarterly financial, operational, and exploration results, as well as updates on our strategy and organizational structure. The first three presentations were held through a live video stream which allowed participants to ask questions and participate in “real time”. The fourth presentation was held in-person in London, England.

28	Barrick Gold Corporation | 2022 Circular

•

Covid-19 Response: Throughout 2021, the Board continued to receive regular Covid-19 updates and provided active oversight during the pandemic to decisively manage the impact of the virus on our people, our business, and the communities in which we operate. Our flat, integrated, and agile management structure helped Barrick collect and relay pandemic-related information on a daily basis and rapidly respond to the virus and implement measures to mitigate its impact, support vaccination initiatives, and deliver strong results for the year.

✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Enhanced Clawback Policy: Our Clawback Policy subjects incentive compensation paid or granted to the Executive Chairman; NEOs; other Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. See “2021 Compensation of Named Executive Officers – Managing Compensation Risks – Enhanced Clawback Policy” on page 80.

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or Deferred Share Units (DSUs) within five years of joining the Board. Our Executive Chairman is required to hold at least four times his salary in Barrick Shares and DSUs. Our President and Chief Executive Officer is required to hold 10 times his salary in Barrick Shares, Restricted Share Units (RSUs), and PGSUs within the later of five years from the date of his appointment and February 2025. Our NEOs are required to hold five times their salary in Barrick Shares, RSUs, and PGSUs within the later of five years from the date they become a Partner and February 2025. To further underscore our commitment to maintaining market-leading share ownership requirements, Partners are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 47 and “2021 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 80.

•

Anti-Hedging Policy: Barrick has a formal Anti-Hedging Policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

•

Innovative Approach to Disclosure: Since 2018, Barrick has issued an online digital information circular (Digital Circular) that modernizes the way that proxy materials are presented to shareholders and makes proxy-related information more accessible and interactive. Barrick’s 2022 Digital Circular will be available on our website at www.barrick2022circular.com starting in April 2022.

•

Enhanced Shareholder Communication: Barrick established a designated Investor Relations hotline to supplement the existing email address. The hotline provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage, and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board of Directors on the effectiveness of key control activities.

Barrick Gold Corporation | 2022 Circular	29

Through our decentralized structure, we have continued to accelerate the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by promoting faster information sharing and greater transparency. We hold a Weekly Executive Review, which is the main forum to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives, including the Senior Executive Vice-President, Strategic Matters; Senior Executive Vice-President, Chief Financial Officer; our regional Chief Operating Officers; and senior management.

The Board and its committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities and the human capital strategy, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks, including financial, operational, health and safety, geopolitical, climate, tax, and cybersecurity risks, as well as the implementation of policies and standards for monitoring and mitigating such risks.

During 2021, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the Company and how they are being managed, including new, emerging, and long-term risks that may have a material impact on the Company’s business model and long-term prospects. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2021, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including the Company’s management of the Covid-19 pandemic and the mitigation of its impact on Barrick’s business; Barrick’s tax strategy and key legacy and emerging tax risks across Barrick’s portfolio of assets; Barrick’s engagement with its host countries to secure our license to operate, including the implementation of the framework and commencement agreements for the planned reopening of the Porgera mine in Papua New Guinea and the management of legacy issues associated with Tanzanian assets acquired by Barrick from Acacia Mining plc in 2019; and climate disclosures aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). In addition, the Audit & Risk Committee received briefings from management on Barrick’s financial plan and dividend strategy, with a focus on ensuring liquidity and strength while delivering sustainable returns to shareholders, including a record $1.4 billion in cash returns paid to shareholders in 2021, inclusive of a $750 million return of capital distribution, and the Company’s new performance dividend policy and share repurchase program announced in February 2022. The Audit & Risk Committee also received a detailed report on Barrick’s cybersecurity strategy and key cyber-related risks at every meeting.

In addition, in August 2021, independent directors visited the Pueblo Viejo mine in the Dominican Republic to monitor operational progress and evaluate key issues and risks related to its plant expansion and mine life extension project.

For a more detailed description of our risk oversight processes, see “Risk Oversight” in Schedule A of this Circular.

Our Sustainability Vision, Mission, and Guiding Principles

Our corporate vision sets out what sustainability means at Barrick and is rooted in the belief that to operate successfully, we must deliver long-term value to all of our stakeholders and manage our impacts on the wider environment. Focusing on ESG management has long been of critical importance to Barrick and is entrenched in our Company DNA. Our commitments to respecting human rights, protecting the health and safety of our people and local communities, sharing the benefits of our operations, and managing our impact on the environment are core business issues, and are embedded in our decision-making processes and every facet of our operations.

Sustainability is a fundamental business priority. In 2021, Barrick retained its listing in the prestigious Dow Jones Sustainability Index’s (DJSI) World Index, ranking in the 95th percentile of all mining companies assessed. This is the 14th consecutive year Barrick has been listed in the DJSI World Index, in which 2,500 companies are evaluated against governance, social performance, environmental management, and economic contribution factors to identify the top 10% or “best in class” performers in every industry. The DJSI World Index is the longest-running global sustainability benchmark worldwide and has become the key reference point in sustainability investment. The on-the-ground impact of our significant focus on ESG management in our host communities and the environments in which we operate was acknowledged by Capital Finance International in its recognition of Barrick as having the “Best Sustainable Mining Strategy – Africa 2021” for the second year in a row. Among other things, this award recognized Barrick for its standout partnership philosophy and the work we have done to restore our social license to operate in Tanzania following our acquisition of Acacia Mining plc’s Tanzanian assets in 2019. Although we do not execute our sustainability vision to receive accolades, awards such as this highlight our commitments to environmental stewardship in our host communities.

Our Approach to Sustainability Governance

Sustainability is an essential part of our culture and has been firmly embedded in the organization. Just as the management of our mineral resources and mining operations are central to our business, so too is the management of the sustainability of our business. This means that the day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites. Each site plays a role in identifying risks and opportunities, metrics, and targets that measure real progress and deliver real impacts both for the

30	Barrick Gold Corporation | 2022 Circular

business and for our stakeholders, including the countries in which we operate and our host communities. Site-level ownership is supported by regional sustainability leads, regional chief operating officers, and the Group Sustainability Executive.

We believe that our company-wide focus on ESG management is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. To underscore the important role of the Corporate Governance and Nominating Committee in overseeing our environmental, safety and health, corporate social responsibility and human rights programs, policies and performance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” in February 2022. We believe that this change in the committee’s name better reflects the breadth of its responsibilities and highlights the important role that this committee plays in overseeing Barrick’s sustainability culture. The mandate of the ESG & Nominating Committee is available on our website at www.barrick.com/about/governance.

The Environmental & Social Oversight Committee (E&S Committee) is our most senior management-level body dedicated to sustainability. The E&S Committee helps to connect site-level ownership of sustainability to management, and in turn to our Board, which has ultimate responsibility for sustainability. The committee is chaired by our President and Chief Executive Officer, and members include:

•	Chief Operating Officers for each region;

•	Group Sustainability Executive;

•	General Managers for each mine;

•	Regional and site health, safety, environment and closure leads;

•	In-house legal counsel; and

•	An independent third-party sustainability consultant in an advisory role.

The E&S Committee meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. It provides a forum to freely exchange information and learn from past sustainability successes and challenges experienced across each region. The E&S Committee meetings also include an ESG-focused site visit. In addition to monitoring feedback from ‘on-the-ground’ sustainability reviews, the E&S Committee’s third-party sustainability consultant conducts an independent sustainability appraisal of one Tier One Gold Asset each quarter. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s ESG & Nominating Committee, which is comprised entirely of independent directors. By bringing executive and Board level attention to key sustainability issues, we can identify concerns or opportunities at an early stage, manage risks, and drive continual improvements.

In addition to site-level ownership of sustainability opportunities and risks, sustainability is embedded in our Board governance structure. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks, including climate risk, as well as the implementation of policies and standards for monitoring and mitigating such risks. The Audit & Risk Committee also reviews the Company’s approach to climate change in the context of Barrick’s public disclosure. The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change, which is built into Barrick’s formal risk management process. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance.

Our sustainability strategy has four main pillars:

As described above, we implement our sustainability strategy by blending top-down accountability, with bottom-up responsibility. These pillars, as well as additional highlights of our approach to sustainability and our sustainability achievements, are described below and in Schedule A of this Circular.

Barrick Gold Corporation | 2022 Circular	31

Human Rights

In December 2021, coinciding with the United Nations International Human Rights Day, we published our first, post-Merger, Human Rights Report. This report details how we embed our human rights policy throughout the organization and our commitment to respect human rights at every site. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and facilitate access to remedies. The report follows the United Nations Guiding Principles Reporting Framework and described some of the challenges faced and lessons learned as we work to continually improve our human rights performance.

Our commitment to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting; due diligence; training; and disciplinary action and remedy. We continue to provide security and human rights training to security forces across our sites. In 2021, we updated our human rights training program and developed a new Voluntary Principles on Security and Human Rights Standard. In February 2022, we filed our annual Voluntary Principles on Security and Human Rights Plenary Report, which included a full detailed report as part of a three-year reporting cycle.

Health and Safety

The health, safety, and well-being of our people, and providing the safest possible working environment is our highest priority. Our safety vision is “Every person going home safe and healthy every day.” Safety performance is integrated into weekly, monthly, and quarterly reporting. Safety performance is also discussed as a key part of weekly Executive Committee meetings, and regional operational meetings. As part of our efforts to continually improve our safety performance, we certified all our operating sites to ISO 45001 during 2021, and continued our rollout of the “Journey to Zero Harm” initiative that we launched in 2020. This initiative is focused on:

•	Visible Felt Leadership and engagement with our workforce;

•	Aligning and improving our standards; and

•	Ensuring accountability to our safety commitments and that our employees are fit for duty.

Despite our progress and rollout of the Journey to Zero Harm initiative, we fell short of our safety standard, with the tragic workplace fatalities of contractors at Hemlo in July 2021 and Tongon in September 2021. Nothing is more important to us than the health, safety, and well-being of our people. Any fatality is therefore unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero harm workplace. In terms of other safety key performance indicators, our Lost Time Injury Frequency Rate (LTIFR) was 0.38 and our Total Recordable Injury Frequency Rate (TRIFR) was 1.47 for 2021, which represented a 13% improvement year-on-year.

Community Development and Benefit Sharing

Our commitment to our host countries and communities is to empower them economically through a partnership model. This means that we pay our fair share of taxes, prioritize local hiring and buying, and invest in community-led development initiatives. Barrick’s overarching Sustainable Development Policy and Social Performance Policy sets out the Company’s commitment to social and economic development, and is available on our website at www.barrick.com/sustainability/reports-and-policies.

Our ability to form and maintain partnerships is just as important to our success as our geological know-how, or engineering expertise. We believe that partnerships work best when they reflect realities and when they establish clear mutual interests and benefits. Accordingly, we have established Community Development Committees (CDCs) at all our operational mines. We maintain that each of our community partners best understands its own unique needs, and our community development model is based on development priorities as opposed to being solely linked to mine production. Each CDC is elected and made up of a mix of local leaders, representatives from local women’s and youth groups, and no more than one Barrick representative. During 2021, we contributed approximately $26.5 million to sustainable community investment projects. We have also continued to strengthen our relationships with our indigenous communities in Ontario, Nevada, and Chile.

Environmental Stewardship

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents, and manage tailings, are at the top of our agenda.

Our environmental performance has continued with zero Class 1 Environmental Incidents or significant events in 2021. All operational sites are ISO 14001 accredited, with the focus now on maintaining their accreditation, and have achieved rehabilitation/reclamation targets for each site.

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Managing Climate Risks

The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change and water. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Barrick considers climate change, including shifts in temperature, precipitation and more frequent severe weather events, to be a company, community, and global concern. We continue to incorporate scenario analysis into our risk management and align our climate-related disclosures with the TCFD.

As detailed in our 2020 Sustainability Report, Barrick’s GHG emissions reduction target is a minimum 30% reduction by 2030 relative to our 2018 baseline, while maintaining a steady production profile, with the ultimate ambition to achieve net zero GHG emissions by 2050. Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement that we demonstrated in 2021. In addition to initiatives that have already been implemented, we have identified additional projects, which are at various stages of implementation, designed to help us achieve our targets, including:

•	construction and connection of a power transmission line from the Chilean national grid to Veladero;

•	expansion of the Loulo Solar Power Plant from 20 MW to 60 MW; and

•	conversion of the TS Power Plant in Nevada from coal to cleaner burning natural gas, as well as breaking ground on the 200 MW solar plant.

Our GHG emissions reduction target is not static and will be updated as we continue to identify and drive new GHG emissions reduction opportunities. We will continue our focus on climate change through 2022 and beyond, and we have already committed capital to advance several projects that will further reduce our GHG emissions.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources, and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets. We have also worked to calculate our Scope 3 emission profile and screen the emission category material to our business. In our upcoming 2021 Sustainability Report, to be published in the second quarter of 2022, we will outline the work completed and our Scope 3 emissions, and plans for value chain engagement and target setting.

Our company-wide focus on ESG management provides a strong foundation and as Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future. We also place importance on building climate resilience within our communities and host countries, and ensuring that these vulnerable communities are not left behind. Sharing the benefits of our operations and developing our host communities are fundamental in achieving climate resilience.

Responsible Use of Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is a critical part of our sustainability strategy as steady, reliable access to water is essential to the effective operation of our mines. Access to water is also a fundamental human right. In 2021, we reviewed our definition of water stress against global reporting and disclosure frameworks and tools to help identify our operations that are exposed or potentially exposed to water stress, either in terms of water scarcity or surplus water. Understanding water stress in the regions in which we operate and associated climate risks enabled us to better understand these risks and manage our water resources through site-specific water balances, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations. Our commitment to responsible water use is codified in Barrick’s Environmental Policy, which requires the company to minimize its use of water, control and manage its impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Biodiversity Management

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If not properly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystems. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments. We developed a Biodiversity Action Plan for each of our operational sites that outlines our strategy to achieve net-neutral impacts and associated management plans. In 2021, we

Barrick Gold Corporation | 2022 Circular	33

voluntarily disclosed the responses to our first questionnaire for forestry from CDP (formerly the Carbon Disclosure Project), a global environmental non-profit organization that evaluates biodiversity disclosures. Although CDP does not evaluate results in its forestry program for the metals and mining industry, we believe biodiversity disclosures are imperative for our industry, and our participation in CDP’s forestry program demonstrates our industry leadership around biodiversity and transparency. We have made progress in developing conservation and offset projects, including sagebrush and mule deer habitats in Nevada, forestry conservation in Zambia and a partnership at the Fina Reserve in Mali, in addition to its longstanding support of the Garamba National Park in the Democratic Republic of Congo.

Human Capital Strategy

Our people are the driving force behind our track record of achievements. We strive to be a global employer of choice that attracts and retains the best people to run our portfolio of best-in-class assets and who share our vision and values to become the world’s most valued gold and copper mining business. We engage employees and contractors across the globe and empower them to work in safer, more creative, and more rewarding ways every day. We are committed to advancing and promoting a diverse and inclusive culture across our business that inspires and supports the growth of our employees, serves our communities, and shapes a more sustainable business. Our human capital strategy is actively overseen by the Board and the Executive Committee throughout the year.

Our human capital strategy, including our approach to advancing and promoting diversity, has been and continues to be a critical enabler of positive change and impact. To reinforce the strategic importance we place on having a thoughtful and robust approach to talent management that differentiates Barrick as a modern mining company, 10% of our long-term incentives for all Partners across the Company is linked to the evolution and implementation of our human capital strategy. Our focus areas for 2021 are summarized below. For a more detailed description of the Board’s oversight of our human capital strategy and our key human capital initiatives, see “Risk Oversight” and “Human Capital Management and Succession Planning” in Schedule A of this Circular.

Leadership and Talent Development

Our strategy is anchored in developing and promoting the right internal talent and hiring the right external talent, with an emphasis on local recruitment, for career opportunities across our global organization.

We invest in our people through world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning to help our people feel engaged, valued, and empowered. These programs, in turn, help us deliver on our strategic priorities across our regions and sites. We provide focused and accelerated career progression support, including meaningful stretch assignments, shadowing and mentorship opportunities, as well as global placement opportunities to foster a culture of continuous learning. We engage in detailed discussions around talent development and succession planning at all levels of our organization and provide constructive and regular feedback. We also maintain a comprehensive global database of employee skills and development plans to facilitate our annual talent reviews and succession planning across the Company.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. Our robust succession planning process has been designed to help develop key strategic and tactical opportunities for every region and global function in order for them to strengthen their human capital plans for senior leadership and critical roles across the organization.

Diversity and Inclusion

We believe that a diverse and inclusive workforce sparks and drives innovation. To this end, we have made significant investments to strengthen the diversity of our workforce through a number of initiatives, including prioritizing local hiring; supporting gender diversity through the recruitment, training, and development of women at all levels of the organization, and doing our part to right the gender imbalance in the historically male-dominated mining industry; recruiting and developing the next generation of mining talent; and fostering an inclusive environment where our employees feel that all voices are heard, all cultures and differences are respected, and that a variety of perspectives are welcome and essential to our long-term success.

34	Barrick Gold Corporation | 2022 Circular

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration and that the resignation must be accepted absent exceptional circumstances. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 46, “Committees of the Board” beginning on page 41, and in Schedule A of this Circular.

Areas of Expertise

Mining Operations

Health, Safety & Environmental

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Mark Bristow (63), Non-Independent, President and Chief Executive Officer of Barrick

Director since: January 2019 Beau Champ, Mauritius	Nationality: South African

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies. Mr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	98.2%	1.8%

2020	98.8%	1.2%
			Overall Attendance	100%
Other Public Boards During Past Five Years(1)(2)
Rockwell Diamonds Inc.				(2006 to 2021)
Randgold Resources Limited				(1995 to 2018)
Securities Held as at March 1, 2022
Common Shares(3) DSUs PGSUs RSUs(4)				5,831,189 Nil 674,847 149,198

    Meets share ownership requirement for President and Chief Executive Officer

(1)

As a result of provisional liquidation proceedings of its South African operating subsidiaries, Rockwell Diamonds Inc. (RDI) was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018. The cease trade order was revoked by the Ontario Securities Commission effective December 23, 2020, following which the shares of RDI resumed trading on the JSE Limited under the symbol “RDI”. As a result of the completion of an amalgamation and going-private transaction on April 16, 2021, RDI’s shares were de-listed from the JSE Limited and the Ontario Securities Commission issued an order confirming that RDI had ceased to be a reporting issuer in Canada.

(2)

Mr. Bristow is also a director of Midway Resources International (MRI) and five of MRI’s wholly-owned subsidiaries, including Zarara Oil & Gas Ltd. (Zarara). MRI and its subsidiaries, including Zarara, are private companies. Zarara was placed into administration in November 2020 and MRI was placed in administration in March 2021. Following a restructuring process, the Grand Court of the Cayman Islands ordered the winding-up of MRI in an order dated June 25, 2021, and the Supreme Court of Mauritius ordered the winding-up of Zarara in an order dated May 31, 2021.

(3)

Mr. Bristow owns 5,329,963 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow holds 49,310 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares are subject to a hold period ending on January 1, 2023. Mr. Bristow holds 145,327 Barrick Shares pursuant to the Randgold Long-Term Incentive Plan. These Barrick Shares are subject to a hold period ending on May 15, 2023. For additional information, see “Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 58.

(4)

The RSUs were granted in connection with the restructuring of the President and Chief Executive Officer’s 2019 grant of PGSUs and the mutually agreed forfeiture of the third and final tranche of the 2020 CEO Restructured Award. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 57.

Barrick Gold Corporation | 2022 Circular	35

Areas of Expertise

Capital Allocation & Financial Acumen

M&A Execution

International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management

Helen Cai (48), Independent

Director since: November 2021 Hong Kong, China	Nationality: Chinese

Ms. Cai is a finance and investment professional with close to two decades of experience in capital markets and all aspects of corporate finance, from strategic planning to M&A transactions. Ms. Cai worked most recently as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, she worked as an analyst with the Goldman Sachs Group covering American mining and technology sectors, and was highly ranked by the StarMine analyst ranking service. As a lead analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master’s degrees and multiple fellowship awards.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors(5)	N/A

2021	N/A	N/A
			Overall Attendance	N/A
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2022
Common Shares DSUs				Nil 2,370

   Has until November 3, 2026 to meet share ownership requirement

(5)	Ms. Cai became a member of the Board of Directors on November 3, 2021.

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture
Government and Regulatory Affairs & Community Relations
International Business Experience & Global Partnerships

Gustavo A. Cisneros (76), Independent

Director since: September 2003 Santo Domingo, Dominican Republic	Nationality: Venezuelan and Spanish

Mr. Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA), and Harvard University. Mr. Cisneros holds honorary doctorate degrees from the University of Miami and Babson College and an undergraduate degree from Babson College.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	93.0%	7.0%	Compensation	6/6

2020	87.7%	12.3%	ESG & Nominating (Chair)	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2022
Common Shares DSUs				11,000 180,838

   Meets share ownership requirement

36	Barrick Gold Corporation | 2022 Circular

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture

M&A Execution

International Business Experience & Global Partnerships

Risk Management

Christopher L. Coleman (53), Independent

Director since: January 2019 London, United Kingdom	Nationality: British

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive Chairman of the board of directors, Chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	95.9%	4.1%	Compensation (Chair)	6/6

2020	92.3%	7.7%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Papa John’s International, Inc.				(2012 to Present)
Randgold Resources Limited				(2008 to 2018)
Securities Held as at March 1, 2022
Common Shares DSUs				121,334 43,561

   Meets share ownership requirement

Areas of Expertise

Risk Management

Capital Allocation & Financial Acumen

M&A Execution
International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership

J. Michael Evans (64), Independent

Director since: July 2014 New York, NY, USA	Nationality: Canadian

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. He is also a non-executive director of Farfetch Limited. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	99.6%	0.4%	Audit & Risk	4/4

2020	99.3%	0.7%
			Overall Attendance	100%
Other Public Boards During Past Five Years(6)
Farfetch Limited Alibaba Group Holding Ltd.				(2020 to Present) (2014 to Present)
Securities Held as at March 1, 2022
Common Shares DSUs				Nil 119,188

   Meets share ownership requirement

(6)

For a discussion of Barrick’s policies regarding outside board memberships and the determinations of the ESG & Nominating Committee with respect to Mr. Evans’ service on the boards of Farfetch Limited and Alibaba Group Holding Ltd., see “Outside Board Memberships and Interlocking Board Positions” in Schedule A of this Circular.

Barrick Gold Corporation | 2022 Circular	37

Areas of Expertise

Government and Regulatory Affairs & Community Relations
Talent Development and Allocation & Partnership Culture

M&A Execution

Capital Allocation & Financial Acumen

Brian L. Greenspun (75), Independent

Director since: July 2014 Las Vegas, NV, USA	Nationality: American

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	96.7%	3.3%	Compensation	6/6

2020	93.5%	6.5%	ESG & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2022
Common Shares DSUs				31,185 95,985

   Meets share ownership requirement

Areas of Expertise

Mining Operations

Health, Safety & Environmental
Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

Risk Management

J. Brett Harvey (71), Independent, Lead Director

Director since: December 2005 Mesquite, NV, USA	Nationality: American

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	94.3%	5.7%	Audit & Risk (Chair)	4/4

2020	95.4%	4.6%	Compensation	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
Securities Held as at March 1, 2022
Common Shares DSUs				29,175 151,562

   Meets share ownership requirement

38	Barrick Gold Corporation | 2022 Circular

Areas of Expertise

Health, Safety & Environmental

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Anne Kabagambe (65), Independent

Director since: November 2020 Washington, DC, USA	Nationality: Ugandan

Ms. Kabagambe was formerly an Executive Director of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff for the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD) master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and has also obtained post-graduate diplomas from Harvard University’s John F. Kennedy School of Government and the Cranfield School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	99.7%	0.3%	Audit & Risk Committee(7)	3/3

2020	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2022
Common Shares DSUs				5,846 10,391

   Has until November 4, 2025 to meet share ownership requirement

(7)	Ms. Kabagambe became a member of the Audit & Risk Committee on February 17, 2021.

Areas of Expertise

Mining Operations

Capital Allocation & Financial Acumen

Risk Management

M&A Execution

International Business Experience & Global Partnerships

Andrew J. Quinn (68), Independent

Director since: January 2019 Llanboidy, Carmarthenshire, United Kingdom	Nationality: British

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018, he served as a non-executive director of Randgold, including in the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	99.7%	0.3%	Audit & Risk	4/4

2020	99.3%	0.7%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Randgold Resources Limited				(2011 to 2018)
Securities Held as at March 1, 2022
Common Shares DSUs				72,481 43,561

   Meets share ownership requirement

Barrick Gold Corporation | 2022 Circular	39

Areas of Expertise

Health, Safety & Environmental

Talent Development and Allocation & Partnership Culture

International Business Experience & Global Partnerships

Government and Regulatory Affairs & Community Relations

Risk Management

Loreto Silva (57), Independent

Director since: August 2019 Santiago, Chile	Nationality: Chilean

Ms. Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados, where her practice focuses on complex infrastructure development projects, natural resources, and public utilities. She also serves on the board of Aguas Andinas, the largest water utility company in Chile. An accomplished legal professional with over two decades of experience in both the private and public sectors, Ms. Silva started her career as a lawyer for the Chilean Chamber of Construction where she helped develop Chile’s sanitary and public works concession systems. She specialized in public works concession contracts, competition, and water resource management, as well as the development of electric, sanitary, and infrastructure projects. In 2010, Ms. Silva was appointed Vice Minister of Public Works. Ms. Silva became Minister of Public Works at the end of 2012, a position she held until March 2014. As Minister, she promoted and led complex infrastructural works such as the bridge over the Chacao Channel and the Américo Vespucio Oriente highway. She also led the development of the National Water Resource Strategy and is currently director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce, director at the Infrastructure Policy Council, and member of Women Corporate Directors. Ms. Silva has been named one of Chile’s 100 leading woman leaders on four occasions. She holds a law degree from the University of Chile.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	97.6%	2.4%	ESG & Nominating	5/5

2020	99.9%	0.1%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Aguas Andinas Empresa Nacional del Petróleo				(2017 to Present) (2018 to 2020)
Securities Held as at March 1, 2022
Common Shares DSUs				Nil 20,680

   Has until August 9, 2024 to meet share ownership requirement

Areas of Expertise

M&A Execution

Capital Allocation & Financial Acumen
International Business Experience & Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management
Government and Regulatory Affairs & Community Relations

John L. Thornton (68), Non-Independent, Executive Chairman of Barrick

Director since: February 2012 Palm Beach, FL, USA	Nationality: American

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	6/6

2021	90.4%	9.6%

2020	93.2%	6.8%
			Overall Attendance	100%
Other Public Boards During Past Five Years(8)
AltC Acquisition Corp. Ford Motor Company				(2021 to Present) (1996 to Present)
Securities Held as at March 1, 2022
Common Shares(9) DSUs				2,742,127 1,207

    Meets share ownership requirement for Executive Chairman

(8)

For a discussion of Barrick’s policies regarding outside board memberships and the determinations of the ESG & Nominating Committee with respect to Mr. Thornton’s service on the boards of AltC Acquisition Corp. and Ford Motor Company, see “Outside Board Memberships and Interlocking Board Positions” in Schedule A of this Circular.

(9)

As at March 1, 2022, Mr. Thornton owns 1,103,970 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 934,158 Barrick Shares indirectly through Grantor Retained Annuity Trusts. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 403,464 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

40	Barrick Gold Corporation | 2022 Circular

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

The Board has established three standing committees, each of which is comprised of entirely independent directors and is governed by a written mandate.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available on our website at www.barrick.com/about/governance.

We believe that our company-wide focus on ESG management is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. To underscore the important role of the Corporate Governance and Nominating Committee in overseeing our environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” in February 2022. We believe that this change in the committee’s name better reflects the breadth of its responsibilities and highlights the important role that this committee plays in overseeing Barrick’s sustainability culture.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the ESG & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee	J. Brett Harvey (Chair), J. Michael Evans, Anne Kabagambe, and Andrew J. Quinn

Compensation Committee	Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey

ESG & Nominating Committee (formerly the Corporate Governance & Nominating Committee)	Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun, and Loreto Silva

Committee membership rotates periodically. At least once per year, the ESG & Nominating Committee reviews the composition of committees and recommends committee members and chairs to the Board for approval.

Barrick Gold Corporation | 2022 Circular	41

Audit & Risk Committee

The Audit & Risk Committee(1)(2) is comprised of J. Brett Harvey (Chair), J. Michael Evans, Anne Kabagambe, and Andrew J. Quinn. The Audit & Risk Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2021.

Key Activities and Accomplishments for 2021

The activities described below were undertaken by the Audit & Risk Committee in 2021.

Financial Reporting

•   Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•   Reviewed reports from the Company’s Reserves and Resources Committee

•   Reviewed the Company’s disclosure controls and procedures

•   Reviewed the Company’s climate-related disclosure in line with the recommendations of the TCFD

Oversight of Control Functions

•   Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•   Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, including mine closure planning, insurance strategies, information technology integration, and cybersecurity measures and recovery plans, all as they relate to internal control over financial reporting

•   Monitored the effectiveness of the Business Assurance function and reviewed and approved the annual internal audit plan

•   Reviewed and assessed internal audit reports from the Business Assurance function

Audit Planning Report and Conduct of Audit

•   Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

•   Assessed the effectiveness of the external auditors

Administered Auditor Services Policy

•   Oversaw the Audit Services Policy, which requires the pre-approval of services performed by our auditor. The Audit Services Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2021 were approved by the Audit & Risk Committee pursuant to the Audit Services Policy

Finance Structure and Enterprise Resource Planning

•   Received regular reports and monitored initiatives to streamline our finance processes and integrate financial reporting across the Company, including through the implementation of the Company’s new SAP enterprise resource planning and reporting platform across all regions

Compliance and Regulatory Matters

•   Reviewed the Company’s Code of Business Conduct and Ethics, which is the cornerstone of Barrick’s compliance program

•   Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•   Reviewed the Company’s compliance plan and progress of the plan throughout the year, including key training and reporting updates

•   Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•   Reviewed the Company’s report on payments to governments under Canada’s Extractive Sector Transparency Measures Act

•   Reviewed the Company’s tax accounting process and Tax Policy which sets global standards for managing tax matters including with respect to transparency and disclosure

•   Reviewed the status of significant litigation

Enterprise Risk Management

•   Reviewed and assessed reports on the Company’s processes relating to enterprise risk management, including financial, regulatory, strategic, and operational risks. The Committee received in-depth briefings on the potential impacts of Covid-19 on the Company’s operations as well as on the operation and delivery of its pandemic management plan across the Company

•   Reviewed regular reports on the Company’s management of key risks, including through the update of the Company-wide risk register which reflects key risks at the enterprise and regional levels, including new, emerging, and long-term risks. In addition to Covid-19, particular attention was paid to gaining an improved understanding of enterprise-level risks such as geopolitical risks, operational risks, health and safety risks, tax risks, capital project execution risks, joint venture risks, and risks associated with Barrick’s digital environment, including cybersecurity

•   Received regular briefings on the implementation of the framework agreement for the resolution of all outstanding disputes between the former Acacia Mining plc and the Government of Tanzania and the operation of the Twiga joint venture, as well as on the implementation of framework and commencement agreements for the planned reopening of the Porgera mine and the Company’s legal and governmental engagement strategy in Papua New Guinea

•   Evaluated significant risk mitigation programs such as Barrick’s anti-corruption program, tailings storage facility stewardship program, insurance program, and the Company’s cyber strategy and approach to managing cybersecurity risks

•   Received briefings from the Senior Vice-President, Business Assurance, Risk and Business Integrity on cybersecurity risks and mitigation strategies at every meeting

42	Barrick Gold Corporation | 2022 Circular

Liquidity Management

•   Reviewed and assessed reports on the Company’s financial plan to ensure its adequacy and soundness in relation to its operational and capital plans, including to reflect the impact of Covid-19

•   Reviewed the Company’s liability management and dividend strategy. During 2021, reviewed the Company’s quarterly dividend of nine cents per share and the $750 million return of capital completed over the course of the year, which resulted in a record total cash return to shareholders of $1.4 billion

•   Reviewed the Company’s new performance dividend policy which establishes a framework to increase the overall quarterly dividend when the Company’s liquidity is strong, subject to the discretion of the Board. The new performance dividend policy will provide a means to enhance shareholder returns while maintaining a sustainable base quarterly dividend, beginning with the dividend to be declared in respect of the first quarter, 2022

•   Evaluated the Company’s new share repurchase program, which allows for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over a 12-month period

Financial Risk Management	• Provided oversight of the Company’s significant financial risk management strategies

Notes to Committee Membership:

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than two other publicly-traded companies.

(2)

The Board has determined that Messrs. Harvey and Evans are each an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liability on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey. The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives the core components of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2021 Compensation of Named Executive Officers – Compensation Governance and Oversight – Barrick’s Compensation Governance Process – Role of the Compensation Committee” on page 76.

Key Activities and Accomplishments for 2021

The activities described below were undertaken by the Compensation Committee in 2021.

Shareholder Engagement

•   Reflected shareholder feedback on the approach to compensation for our NEOs and Executive Chairman, including our Long-Term Company Scorecard, Global Peer Group, Partnership Plan, and our approach to human capital management

2021 Global Peer Group

•   Considered shareholder feedback and reviewed and approved changes to the Global Peer Group, the peer group Barrick uses for compensation benchmarking, including the removal of Apache Corporation, Marathon Oil Corporation, and Wheaton Precious Metals. These changes increased the weighting of global mining companies in the Global Peer Group from 70% to 76% and decreased the weighting of extractive non-mining companies from 30% to 24%

Approved Executive Compensation

•   Reviewed the President and Chief Executive Officer’s recommendations and recommended approval of API opportunities and payouts for the Partners who comprise our Executive Committee

•   Evaluated 2021 and multi-year trending performance and recommended approval of PGSU awards for our Executive Committee

•   After considering Barrick’s three-year relative and absolute TSR performance versus the MSCI World Metals and Mining Index (which was completed in consultation with the Lead Director), determined and recommended to the independent directors the 2021 compensation of the Executive Chairman for approval

•   After considering the Executive Chairman’s performance evaluation of the President and Chief Executive Officer, determined and recommended to the independent directors the 2021 compensation of the President and Chief Executive Officer for approval

•   Approved the 2021 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan

•   Evaluated Barrick’s three-year relative TSR performance versus the EMIX Global Mining Gold index and approved vesting of the March 2017 RSS grants and the May 2018 LTIP grants (38.2% of maximum for both awards)

Executive Share Ownership Guidelines

•   Reviewed the market-leading share ownership guidelines for our Partners and approved an enhanced requirement for Partners to hold at least 50% of their minimum share ownership requirements in actual Barrick Shares to further underscore our distinctive ownership culture

Governance

•   Reviewed the results of an updated compensation risk assessment completed by WTW (formerly known as Willis Towers Watson), which confirmed that Barrick’s executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick

•   Evaluated Barrick’s executive compensation program against market practices observed from the Global Peer Group, best practices, and the policies of proxy advisory firms

•   Recommended revisions to the committee mandate to reflect the Compensation Committee’s review of the impact on compensation of human capital initiatives presented by management

Barrick Gold Corporation | 2022 Circular	43

ESG & Nominating Committee

The ESG & Nominating Committee is comprised of Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun, and Loreto Silva. The ESG & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition of the Board and its committees, and overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing the orientation and continuing education program for directors, and conducting an annual performance evaluation of the Executive Chairman in consultation with the Lead Director.

Key Activities and Accomplishments for 2021

The activities described below were undertaken by the ESG & Nominating Committee in 2021.

Board Renewal and Diversity

•   Led director recruitment activities resulting in, after a rigorous process, the appointment of Helen Cai as a new independent director who brings to the Board a deep understanding of China, which complements Barrick’s strategic partnerships with Chinese mining companies in Argentina and Papua New Guinea and is a distinctive competitive advantage for Barrick across the globe as we continue to compete for Tier One opportunities globally

•   Reviewed the Company’s progress toward achieving the objectives of the Diversity Policy, including the Company’s aspirational target for women to represent at least 30% of directors by the end of 2022

•   Together with the Lead Director, the Committee Chair led the annual director evaluation process for 2021 and reviewed the full results with the Committee and key findings with the Board in early 2022

Governance and Compliance

•   In conjunction with the Compensation Committee, oversaw the implementation of our shareholder engagement strategy that included governance and sustainability-focused meetings among the Lead Director, the Chair of the Compensation Committee, and significant shareholders in late 2021 and early 2022; meetings held throughout 2021 among the Group Sustainability Executive and significant shareholders and leading ESG ratings firms to discuss the Company’s sustainability vision and policies; a Nevada Gold Mines Virtual Investor Day which was attended by significant shareholders and key analysts in the spring of 2021; and quarterly results presentations hosted by the President and Chief Executive Officer and other members of the senior leadership team in live and virtual formats

•   Received regular updates on shareholder engagement activities and considered the implications of shareholder feedback on Barrick’s governance practices and initiatives

•   Reviewed the committee mandate and other key governance documents in light of the change to the Committee’s name to “ESG & Nominating Committee”

•   Reviewed revisions to the Compensation Committee mandate to reflect that Committee’s evaluation of the impact on compensation of human capital management initiatives

Oversight of Sustainability Matters

•   Received detailed reports from the President and Chief Executive Officer on the Company’s health and safety, environmental, and corporate social responsibility performance, with particular attention paid to the Company’s response to sustainability challenges brought about by Covid-19. Each quarter the Committee received, for each region and mine site, a report including detailed health and safety analyses and statistics, information on reportable environmental incidents and environmental permitting matters including water and waste management and GHG emissions and progress towards the Company’s science-based GHG emissions reduction targets, updates on the Company’s tailings facilities management and closure management strategies, an overview of community engagement initiatives and human rights matters, workforce safety and Covid-19 prevention plans, and a summary of key matters discussed with the Group Sustainability Executive, regional Chief Operating Officers and other executives at the E&S Committee meetings chaired by the President and Chief Executive Officer

•   Monitored the management of significant matters affecting our license to operate, including environmental, workplace, and social issues across the Company including in Tanzania and Papua New Guinea

•   Reviewed Barrick’s progress toward increasing workforce diversity in line with the Company’s sustainability strategy by prioritizing local hiring and supporting gender diversity through the recruitment, training, and development of women at all levels of the organization

•   Reviewed the 2020 Sustainability Report including the Sustainability Scorecard

•   Reviewed the inaugural post-Merger Human Rights Report

44	Barrick Gold Corporation | 2022 Circular

Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by phone or video conference if they cannot attend in person. In 2021, due to the ongoing public health concerns related to the Covid-19 pandemic, Barrick’s regularly scheduled Board and committee meetings were held by video conference in February and May, before returning to in-person meetings in the Dominican Republic in August and in London, England in November, while observing social distancing, testing, and other Covid-19 protocols and while providing the option for directors to participate through video conference. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors attended 100% of the meetings and satisfied this requirement in 2021. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2021 to December 31, 2021. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 35.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2021
		Audit & Risk	Compensation	ESG & Nominating

J.L. Thornton	6/6 100%	-	-	-	6 of 6 100%

M. Bristow	6/6 100%	-	-	-	6 of 6 100%

H. Cai(1)	N/A	-	-	-	N/A

G.A. Cisneros	6/6 100%	-	6/6 100%	5/5 100%	17 of 17 100%

C.L. Coleman	6/6 100%	-	6/6 100%	5/5 100%	17 of 17 100%

J.M. Evans	6/6 100%	4/4 100%	-	-	10 of 10 100%

B.L. Greenspun	6/6 100%	-	6/6 100%	5/5 100%	17 of 17 100%

J.B. Harvey	6/6 100%	4/4 100%	6/6 100%	-	16 of 16 100%

A. Kabagambe(2)	6/6 100%	3/3 100%	-	-	9 of 9 100%

A.J. Quinn	6/6 100%	4/4 100%	-	-	10 of 10 100%

L. Silva	6/6 100%	-	-	5/5 100%	11 of 11 100%

(1)	Ms. Cai became a member of the Board of Directors on November 3, 2021.

(2)	Ms. Kabagambe became a member of the Audit & Risk Committee on February 17, 2021.

Barrick Gold Corporation | 2022 Circular	45

Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program, including how compensation is delivered to our Executive Chairman and non-executive directors and their share ownership requirements. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Executive Chairman Compensation Structure

Following the merger of Barrick and Randgold in 2019 and Barrick’s transition to a more traditional management structure, we committed to redesigning the compensation framework for our Executive Chairman to ensure that his compensation is commensurate with his ongoing involvement and contribution to Barrick, including his core responsibilities of guiding Barrick’s business on a macro level, and ensuring Board commitment to, and oversight of, management’s execution of the transactions and initiatives that furthered those objectives.

The compensation framework for the Executive Chairman was designed in keeping with our core design principles of simplicity, transparency, pay-for-performance, and shareholder alignment. The core components of the compensation framework for the Executive Chairman include: (a) an annual base salary of $2,500,000; (b) eligibility for an annual LTI award up to a maximum opportunity of 175% of base salary with payout 100% linked to Barrick’s relative TSR performance versus the MSCI World Metals and Mining Index (MSCI Index) over a three-year lookback period (with at least 60% of any LTI award to be delivered in After-Tax Shares that are subject to market-leading holding requirements and clawback); (c) annual Company contributions to the Executive Retirement Plan equal to 15% of base salary; and (d) other benefits and perquisites including health, dental, life, disability, and accidental death and dismemberment coverage. Under the Executive Chairman’s compensation framework (which is described in detail under “2021 Compensation of the Executive Chairman” on page 99), LTI is only awarded if Barrick both outperforms the median TSR of the MSCI Index and delivers positive total shareholder returns over a three-year performance period.

Because Barrick’s relative TSR performance at December 31, 2021 was below the median of the MSCI Index over the three-year lookback period, no LTI was awarded for 2021.

Non-Executive Director Compensation Structure

The Compensation Committee oversees director compensation and periodically reviews the appropriateness of the compensation arrangements for our non-executive directors to ensure competitiveness.

In the first quarter of 2019, following the completion of the Merger, the Compensation Committee reviewed the non-executive director compensation structure with advice from its independent compensation consultant, WTW. The objectives of the review included (1) ensuring that the compensation levels support the attraction and retention of highly qualified and diverse board members, and (2) ensuring that the compensation levels are commensurate with the increased demands on the non-executive directors following the reconstitution and streamlining of the committees of the Board. As part of this review, WTW provided benchmarking data from Barrick’s Global Peer Group and data from other international mining and general industry companies, with a particular focus on those in Canada and the United States. Following this review, on May 7, 2019, the Compensation Committee recommended and the Board approved the following non-executive director compensation arrangements, which are applicable to all non-executive directors who were on the Board when the change was approved, effective as of January 1, 2019. No changes were made to non-executive director compensation in 2021. Directors who are officers of the Company, including the Executive Chairman and the President and Chief Executive Officer, do not receive any compensation for their services as directors.

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Type of Fee	Amount
Annual Retainer Retainers are paid in four installments following the end of each quarter of service as a Board member. Directors are required to receive at least $175,000 (approximately 64%) of their annual director retainer in the form of DSUs. All directors have the option to elect to receive up to 100% of their annual retainer in DSUs or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board.	$275,000
Committee and Other Fees Directors receive additional committee fees that are paid quarterly in cash.
Audit & Risk Committee Chairperson Member	$40,000 $20,000
Compensation Committee Chairperson Member	$40,000 $20,000
ESG & Nominating Committee Chairperson Member	$25,000 $15,000
Lead Director	$50,000
Meeting Fees	N/A

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors.

Non-Executive Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•

Executive Chairman: The Executive Chairman is required to hold Barrick Shares and/or DSUs worth a total value of at least four times his annual pre-tax salary and has three years from the date of his appointment to fulfill the share ownership requirement.

•

Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement.

As at December 31, 2021, all directors except Ms. Silva (who was appointed to the Board in August 2019), Ms. Kabagambe (who was appointed to the Board in November 2020), and Ms. Cai (who was appointed to the Board in November 2021) have met their share ownership requirements. Ms. Silva has until August 9, 2024 to meet her share ownership requirement; Ms. Kabagambe has until November 4, 2025 to meet her share ownership requirement; and Ms. Cai has until November 3, 2026 to meet her share ownership requirement.

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The following table provides details of the share ownership of our director nominees, other than Mr. Bristow, whose share ownership requirements are disclosed under “2021 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 80.

Share Ownership of Director Nominees

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer or Salary as at December 31, 2021	Share Ownership Requirement Met as at December 31, 2021 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
John L. Thornton(2)	December 31, 2021	$52,100,413 (2,742,127)	$22,933 (1,207)	$52,123,346 (2,743,334)	20.8x	✓
	March 1, 2022	$64,330,299 (2,742,127)	$28,316 (1,207)	$64,358,616 (2,743,334)
Helen Cai	December 31, 2021	Nil (Nil)	$45,030 (2,370)	$45,030 (2,370)	0.2x	N/A
	March 1, 2022	Nil (Nil)	$55,600 (2,370)	$55,600 (2,370)
Gustavo A. Cisneros	December 31, 2021	$209,000 (11,000)	$3,435,922 (180,838)	$3,644,922 (191,838)	13.3x	✓
	March 1, 2022	$258,060 (11,000)	$4,242,459 (180,838)	$4,500,519 (191,838)
Christopher L. Coleman	December 31, 2021	$2,305,346 (121,334)	$827,659 (43,561)	$3,133,005 (164,895)	11.4x	✓
	March 1, 2022	$2,846,496 (121,334)	$1,021,941 (43,561)	$3,868,437 (164,895)
J. Michael Evans	December 31, 2021	Nil (Nil)	$2,264,572 (119,188)	$2,264,572 (119,188)	8.2x	✓
	March 1, 2022	Nil (Nil)	$2,796,150 (119,188)	$2,796,150 (119,188)
Brian L. Greenspun	December 31, 2021	$592,515 (31,185)	$1,823,715 (95,985)	$2,416,230 (127,170)	8.8x	✓
	March 1, 2022	$731,600 (31,185)	$2,251,808 (95,985)	$2,983,408 (121,170)
J. Brett Harvey	December 31, 2021	$554,325 (29,175)	$2,879,678 (151,562)	$3,434,003 (180,737)	12.5x	✓
	March 1, 2022	$684,446 (29,175)	$3,555,645 (151,562)	$4,240,090 (180,737)
Anne Kabagambe	December 31, 2021	$111,074 (5,846)	$197,429 (10,391)	$308,503 (16,237)	1.1x	N/A
	March 1, 2022	$137,147 (5,846)	$243,773 (10,391)	$380,920 (16,237)
Andrew J. Quinn	December 31, 2021	$1,377,139 (72,481)	$827,659 (43,561)	$2,204,798 (116,042)	8.0x	✓
	March 1, 2022	$1,700,404 (72,481)	$1,021,941 (43,561)	$2,722,345 (116,042)
Loreto Silva	December 31, 2021	Nil (Nil)	$392,920 (20,680)	$392,920 (20,680)	1.4x	N/A
	March 1, 2022	Nil (Nil)	$485,153 (20,680)	$485,153 (20,680)

(1)	The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE as at December 31, 2021 ($19.00), the last trading day in 2021, and March 1, 2022 ($23.46).

(2)

As at March 1, 2022, Mr. Thornton owns 1,103,970 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 934,158 Barrick Shares indirectly through Grantor Retained Annuity Trusts. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 403,464 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

48	Barrick Gold Corporation | 2022 Circular

Director Compensation Summary for 2021

The following table provides details of the compensation for Barrick’s directors during 2021, other than Mr. Bristow, whose compensation is disclosed in “2021 Compensation of Named Executive Officers – Summary Compensation Table” on page 86 and who received no additional compensation as a result of his service as a director of Barrick.

Director Compensation Table for the Year Ended December 31, 2021(1)

Name	2021 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

John L. Thornton(3)	Executive Chairman	Nil	Nil	Nil	$3,051,124	$3,051,124

Helen Cai(4)	N/A	Nil	$44,089	Nil	Nil	$44,089

Gustavo A. Cisneros(5)	ESG&N (Chair); Compensation	$45,000	$275,000	Nil	Nil	$320,000

Christopher L. Coleman(6)	Compensation (Chair); ESG&N	$55,000	$275,000	Nil	Nil	$330,000

J. Michael Evans (7)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Brian L. Greenspun(8)	ESG&N; Compensation	$35,000	$275,000	Nil	Nil	$310,000

J. Brett Harvey(9)	Audit & Risk (Chair); Compensation	$110,000	$275,000	Nil	Nil	$385,000

Anne Kabagambe(10)	Audit & Risk	$117,389	$175,000	Nil	Nil	$292,389

Andrew J. Quinn(11)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Loreto Silva(12)	ESG&N	$115,000	$175,000	Nil	Nil	$290,000

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer paid in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Non-Executive Director Compensation Structure” on page 46. Figures in the Share-Based Awards column reflect the portion of the annual retainer paid in the form of DSUs. Messrs. Cisneros, Coleman, Evans, Greenspun, Harvey, and Quinn, as well as Ms. Cai elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe and Ms. Silva elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2021” table on page 51 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2021.

(3)

Mr. Thornton received a salary of $2,500,000, a pension contribution equal to 15% of his salary ($375,000), and benefits and perquisites of $176,124 comprised of life insurance, accidental death and dismemberment coverage, executive disability premiums, and a club membership for his services as Executive Chairman in 2021 as disclosed under “All Other Compensation” in the table above. Mr. Thornton’s compensation reflects his continuing role and responsibilities as Executive Chairman of Barrick. For more information, please see “2021 Compensation of the Executive Chairman” on page 99.

(4)	Ms. Cai joined the Board on November 3, 2021 and she received a prorated fee of $44,089 for her membership from November 3, 2021 to December 31, 2021.

(5)	Mr. Cisneros received a fee of $25,000 for his role as the Chair of the ESG & Nominating Committee and $20,000 for his membership on the Compensation Committee.

(6)	Mr. Coleman received a fee of $40,000 for his role as the Chair of the Compensation Committee and $15,000 for his membership on the ESG & Nominating Committee.

(7)	Mr. Evans received a fee of $20,000 for his membership on the Audit & Risk Committee.

(8)	Mr. Greenspun received a fee of $15,000 for his membership on the ESG & Nominating Committee and $20,000 for his membership on the Compensation Committee.

(9)

Mr. Harvey received a fee of $40,000 for his role as Chair of the Audit & Risk Committee, a fee of $20,000 for his membership on the Compensation Committee, and a fee of $50,000 for his role as the Lead Director.

(10)	Ms. Kabagambe received a prorated fee of $17,389 for her membership on the Audit & Risk Committee from February 17, 2021 to December 31, 2021.

(11)	Mr. Quinn received a fee of $20,000 for his membership on the Audit & Risk Committee.

(12)	Ms. Silva received a fee of $15,000 for her membership on the ESG & Nominating Committee.

Aggregate Option Exercises During Financial Year Ended December 31, 2021

None of our directors have outstanding stock options.

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Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2021

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2021 for directors other than Mr. Bristow, whose awards are disclosed in “2021 Compensation of Named Executive Officers –Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2021” on page 89.

	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

John L. Thornton(3)	Nil				Nil		$22,933

Helen Cai	Nil				Nil		$45,030

Gustavo A. Cisneros	Nil				Nil		$3,435,922

Christopher L. Coleman	Nil				Nil		$827,659

J. Michael Evans	Nil				Nil		$2,264,572

Brian L. Greenspun	Nil				Nil		$1,823,715

J. Brett Harvey	Nil				Nil		$2,879,678

Anne Kabagambe	Nil				Nil		$197,429

Andrew J. Quinn	Nil				Nil		$827,659

Loreto Silva	Nil				Nil		$392,920

(1)

Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2021” table on the next page for information on the DSUs awarded to directors in 2021.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2021, multiplied by the closing price of Barrick Shares on the NYSE on December 31, 2021 ($19.00).

(3)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 148 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012.

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Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2021

The following table provides information for each of the directors, other than Mr. Bristow, whose awards are disclosed in “2021 Compensation of Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2021” on page 90, on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2021.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

John L. Thornton(3)	Nil	$430	Nil

Helen Cai(4)	Nil	$44,089	Nil

Gustavo A. Cisneros(5)	Nil	$336,112	Nil

Christopher L. Coleman(6)	Nil	$287,258	Nil

J. Michael Evans(7)	Nil	$314,172	Nil

Brian L. Greenspun(8)	Nil	$305,915	Nil

J. Brett Harvey(9)	Nil	$325,693	Nil

Anne Kabagambe(10)	Nil	$176,634	Nil

Andrew J. Quinn(11)	Nil	$287,258	Nil

Loreto Silva(12)	Nil	$180,295	Nil

(1)	No directors had outstanding options as at December 31, 2021.

(2)

For all directors except Mr. Thornton, the figures shown represent all DSUs awarded that vested in 2021. In 2021, Messrs. Cisneros, Coleman, Evans, Greenspun, Harvey, and Quinn, as well as Ms. Cai elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe and Ms. Silva elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. For Mr. Thornton, the figure shown reflects the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2021 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Thornton’s share-based awards include 21 DSU dividend equivalents.

(4)	Ms. Cai’s share-based awards include 2,370 DSUs.

(5)	Mr. Cisneros’ share-based awards include 14,306 DSUs and 3,057 DSU dividend equivalents.

(6)	Mr. Coleman’s share-based awards include 14,306 DSUs and 617 DSU dividend equivalents.

(7)	Mr. Evans’ share-based awards include 14,306 DSUs and 1,961 DSU dividend equivalents.

(8)	Mr. Greenspun’s share-based awards include 14,306 DSUs and 1,549 DSU dividend equivalents.

(9)	Mr. Harvey’s share-based awards include 14,306 DSUs and 2,537 DSU dividend equivalents.

(10)	Ms. Kabagambe’s share-based awards include 9,104 DSUs and 85 DSU dividend equivalents.

(11)	Mr. Quinn’s share-based awards include 14,306 DSUs and 617 DSU dividend equivalents.

(12)	Ms. Silva’s share-based awards include 9,104 DSUs and 268 DSU dividend equivalents.

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Compensation Discussion & Analysis

The Board recommends a vote FOR the approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of Owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Compensation at Barrick rewards execution of our over-arching vision: to be the world’s most valued gold and copper mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our NEOs, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners.

Key highlights of our compensation system, which was designed with input gained from extensive annual consultation with our shareholders since 2014:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders are subject to market-leading share ownership requirements.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our 2021 NEOs, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2021 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2021:

D. Mark Bristow	President and Chief Executive Officer

Graham P. Shuttleworth	Senior Executive Vice-President, Chief Financial Officer

Kevin J. Thomson	Senior Executive Vice-President, Strategic Matters

Mark F. Hill	Chief Operating Officer, Latin America and Asia Pacific

Willem J. Jacobs	Chief Operating Officer, Africa and Middle East

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2021 Compensation of Named Executive Officers

Our NEOs participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Our NEOs are also subject to market-leading share ownership requirements, which reflects a deep commitment to long-term ownership at the heart of our partnership culture.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our NEOs to ensure they remain competitive relative to roles of similar size and scope of responsibilities. A review of base salaries was conducted in early 2022, which considered market competitiveness in the context of our increasingly international executive team, as well as the impact of currency fluctuation between Pound sterling, Canadian dollars, and U.S. dollars over the past two years. Following this review, the President and Chief Executive Officer recommended and the Compensation Committee approved an increase in the base salaries for our Senior Executive Vice-President, Chief Financial Officer, and the Senior Executive Vice-President, Strategic Matters to $800,000 per annum, effective January 1, 2022.

As the Senior Executive Vice-President, Chief Financial Officer is paid in Pound sterling and the Senior Executive Vice-President, Strategic Matters is paid in Canadian dollars, the approved base salary adjustments neutralize the impact of the depreciation of U.S. dollars compared to Pound sterling and Canadian dollars over the past two years. When assessed on a local currency basis, the approved base salary adjustments do not result in actual increases to the base salaries for the Senior Executive Vice-President, Chief Financial Officer and the Senior Executive Vice-President, Strategic Matters. There were no base salary adjustments for other NEOs.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. NEOs are awarded API based on Annual Performance Incentive scorecards (API Scorecards) that track performance relative to the achievement of tailored annual initiatives and goals.

In 2021, the API Scorecards for our NEOs, other than the President and Chief Executive Officer, were developed in consultation with the President and Chief Executive Officer. Performance for our NEOs, other than the President and Chief Executive Officer was holistically evaluated by the President and Chief Executive Officer at the end of the year, based on accomplishments against the API Scorecards. The API Scorecard for the President and Chief Executive Officer was developed in consultation with the Executive Chairman and the Lead Director. Performance of the President and Chief Executive Officer, was holistically evaluated by the Executive Chairman, with input from the Lead Director, based on accomplishments against the API Scorecard.

Each API Scorecard is assigned a rating from zero to five to allow for performance-based differentiation. The rating is then converted to a percentage ranging from 0% (minimum) to 100% (maximum), which is multiplied by the API Opportunity for each of our NEOs to determine payouts.

Threshold performance to qualify for an API award is a rating of 2.5, which corresponds to an API award of 20% of the individual maximum opportunity, or 60% of salary for NEOs. There are no API awards for below threshold performance. Maximum API awards, which are capped at 150% to 300% of salary and varies based on role, will only be made in cases of demonstrably superior performance across all scorecard categories and where an overall rating of five has been assessed.

API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board.

API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the independent directors of the Board a different payout from the value determined by the API Scorecards. The Compensation Committee may also make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the performance period. Any such adjustments will be fully disclosed in our information circular each year. See “2021 Performance Considerations for NEOs – 2021 Annual Performance Incentive Considerations” beginning on page 66 for detailed pay and performance highlights for our NEOs.

2022 Annual Performance Incentive Scorecards

The table below summarizes our 2022 strategic priorities and how they will apply in the development of the 2022 API Scorecards for our NEOs. Each year, API Scorecards, which include financial goals and non-financial annual initiatives, are customized by role for our Partners, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers. The 2022 strategic priorities underpin the

Barrick Gold Corporation | 2022 Circular	53

annual initiatives and goals developed for the 2022 API Scorecards and are weighted to reflect individual scope of accountability. Individual performance against each of our 2022 strategic priorities will be assessed at the end of the year and disclosed for our 2022 NEOs in our 2023 information circular.

Our 2022 Strategic Priorities	President and CEO	SEVP, CFO	SEVP, Strategic Matters	Regional COO

Strategic Initiatives

•   Identify, evaluate, and deliver an accretive value-adding growth opportunity or transaction

•   Embed our Company DNA throughout all levels of the organization, including with our community and stakeholders

•   Achieve a Zero Harm workplace, led by the executive team and operational leadership, where all employees are personally accountable for their own safety

	✓	✓	✓	✓

Operational Excellence

•   Execute our 2022 plans through delivery of all of our operating targets and capital project timelines

•   Further optimize all operations with a focus on specific cost reduction initiatives and unit cost efficiencies

•   Fully integrate and leverage our information technology systems and ensure fit-for-purpose processes to enable effective and efficient management of the business

	✓	✓	✓	✓

Sustainable Profitability

•   Optimize our asset portfolio, unlock further reserve and resource potential, and maintain a 10-year sustainable production profile

•   Maintain a distinctive ESG approach focused on the delivery of tangible results

•   Attract, retain, and develop an effective and diverse workforce that is agile, integrated, and able to deliver on our short- and long-term plans

•   Become the mining partner of preference within host countries

	✓	✓	✓	✓

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which was introduced in 2015 to ensure that our NEOs and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. NEOs receive 100% of their annual LTI, if earned based on performance, in the form of PGSUs, which are share-based units that convert into Barrick Shares upon vesting. PGSUs, even after they convert to Barrick Shares, are subject to further holding requirements.

The Partnership Plan and the PGSU Plan were reviewed and updated following the completion of the Merger on January 1, 2019 to ensure that they continue to instill the values that are key to Barrick. To further underscore our ownership culture critical to the successful integration of the two businesses following the Merger, two PGSU Plan amendments were made for PGSU awards granted after January 1, 2020 (New PGSUs) in order to: (1) transition from cliff vesting at the end of a 33-month vesting period to tranche vesting in one-third increments over 33 months to accelerate share ownership, and (2) provide access to value from New PGSUs when share ownership requirements are met.

In consideration of Barrick’s strong ownership culture and the meaningful equity stake in Barrick held by Partners, a further amendment was made in February 2021 in respect of PGSU awards that were granted prior to January 1, 2020 (Legacy PGSUs). The amendment allows Barrick Shares from vested Legacy PGSUs to be sold upon attainment of individual share ownership requirements (in which case only those Barrick Shares in excess of the requirement can be sold). These Legacy PGSUs remain subject to holding restrictions until a NEO retires or leaves the Company if share ownership requirements are not met. The share ownership requirements for our Partners, including our NEOs, were updated in connection with this PGSU Plan amendment to reinforce our commitment to maintaining market-leading share ownership. Partners are now required to hold at least 50% of their minimum ownership requirement in actual Barrick Shares. All PGSUs, including converted Barrick Shares upon vesting, are subject to Barrick’s enhanced Clawback Policy. See “Managing Compensation Risks – Enhanced Clawback Policy” and “Managing Compensation Risks – NEO Share Ownership Requirements” on page 80 for further details.

Each year, PGSUs are awarded based on the Compensation Committee’s multi-year assessment of the Company’s performance against our Long-Term Company Scorecard, which includes financial and non-financial metrics. These metrics were carefully selected in consultation with our shareholders to drive long-term shareholder value and were reviewed following the completion of the Merger to ensure alignment with the Company’s long-term strategy. The review process included an assessment of the evolution of Barrick’s strategy and whether the current performance measures continue to be robust measures of success, as well as a review of additional enhancements based on shareholder feedback and how our peers define and measure success. See “2021 Performance Considerations for NEOs – 2021 Long-Term Company Scorecard (for 2021 PGSU Awards)” on page 60 for the results of the 2021 Long-Term Company Scorecard and on page 56 for prospective disclosure of the 2022 Long-Term Company Scorecard.

The dollar value of PGSUs granted to each of our Partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each Partner’s LTI Opportunity (capped at 300% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the first trading day after the Blackout Period, whichever is greater (as defined in the PGSU Plan).

54	Barrick Gold Corporation | 2022 Circular

The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a NEO receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

Illustrative Life Cycle of New PGSUs

The following diagram illustrates the life cycle of New PGSUs, from grant to payout, following termination of employment or retirement. While New PGSUs vest in one-third increments over 33 months, Legacy PGSUs remain subject to cliff vesting after 33 months. The key characteristics of the PGSU awards are included in Schedule C of this Circular. See “2021 Performance Considerations for NEOs – 2021 Long-Term Company Scorecard (for 2021 PGSU Awards)” on page 60 for the results of the 2021 Long-Term Company Scorecard and on page 56 for prospective disclosure of the 2022 Long-Term Company Scorecard.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	After PGSUs vest, Barrick Shares are purchased in the market by a third party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that Partners are only rewarded for sustainable performance and shareholder value creation.

From 2021, a three-year performance period applies for certain financial measures. Historical trending performance will be considered for other strategic measures.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI Opportunity, which varies by Partner from three to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period, whichever is greater.

New PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period).

The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of Barrick Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third party administrative agent to purchase Barrick Shares on the open market, on behalf of the Partner.

Barrick Shares purchased upon the vesting of PGSUs (Restricted Shares) cannot be sold until the Partner meets his or her share ownership requirement (in which case only those Barrick Shares in excess of the requirement can be sold), or until the Partner retires or leaves the Company. Partners are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares. Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a Partner leaves the Company, all or a portion of unvested New PGSUs will be forfeited except in the event of retirement at or above the age of 60, death or disability, or a double trigger Change in Control.

Restrictions on Restricted Shares will generally lapse and cease to apply when a Partner leaves the Company, provided that the Partner does not resign or retire from the Company to join, or provide services to, a defined competitor, or is not terminated for cause.

When a Partner resigns or retires from the Company to join, or provide services to, a defined competitor, or is terminated for cause, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement).

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2022 Long-Term Company Scorecard

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2022 PGSU awards in February of 2023, as well as a description of why each performance measure is important to Barrick.

A three-year performance period will apply for certain financial measures, including Relative TSR, Positive Free Cash Flow per Share, and Robust Dividend per Share inclusive of capital returns, to enable the evaluation of our performance trajectory under the leadership of our President and Chief Executive Officer since the completion of the Merger. For all financial measures except for Relative TSR, performance assessments will be weighted 40% for the most recently completed financial year and 30% for each of the two preceding financial years. For Relative TSR, cumulative returns will be assessed over a three-year lookback period. Historical trending performance will be considered for all other measures.

Scorecard Metrics	Long-Term Performance Basis	Performance Horizon	Weighting	Why We Selected the Metric

Relative TSR(1)	50th percentile to 75th percentile of the constituent companies in the MSCI Index	3 years	15%	To measure our ability to outperform our peers and to deliver sustainable returns to our fellow owners. The MSCI Index was chosen as it includes international mining peers that are comparable in size to Barrick and are representative of our competitors for investment capital

Positive Free Cash Flow per Share(2)	Within a defined range set with reference to the business plan. Due to the competitively sensitive nature of this measure, the specific range will be disclosed in the 2023 Circular	3 years	15%	To measure our ability to deliver industry-leading margins and generate cash that may be returned to shareholders or further invested in the business to deliver industry-leading margins

Robust Dividend per Share(3) inclusive of capital returns	Payout ratio of 25% - 35% of adjusted net earnings	3 years	10%	To evaluate our ability to create and consistently deliver excess returns to our fellow owners

Capital Project Execution(4)	Major projects deliver benefits as planned, in addition to delivery on time and on budget	1 year and historical trending	10%	To evaluate our ability to deliver major capital projects to the planned cost and schedule established

Strategic Execution(5)	Achievement of key priorities and milestones tracked to advance the execution of our strategy	1 year and historical trending	15%

To assess our progress with achieving our goal of becoming the world’s most valued gold and copper mining business, how we addressed critical issues facing the business, and whether important strategic milestones were met

ESG and License to Operate(6)	Sustainability Scorecard that tracks our performance against safety, social and economic development, human rights, environment, and compliance indicators	1 year and historical trending	25%	To assess the effectiveness of the governance of our sustainability framework and our environmental and social impact

Human Capital(7)	Achievement of key human capital priorities tracked to advance the evolution of our human capital strategy	1 year and historical trending	10%	To evaluate the degree to which we upgrade and develop our talent and the evolution of our human capital strategy

(1)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(2)

We expect our business to operate at margins that allow us to reinvest in those assets and deliver positive free cash flow through the commodity price cycle. Therefore, we will evaluate achievement based on realized free cash flow per share. Annual performance ranges are reviewed and updated at the start of each year of the performance period and are calibrated as three sets of annual targets to ensure they remain relevant and challenging over the performance period. Performance will be assessed at year-end based on actions taken to improve operating cash flow generation and delivery of free cash flow against our internal business plan, which may be adjusted for market conditions and other exceptional circumstances, including those that are unplanned, uncontrollable, wholly outside of management control, and have a material impact on overall performance. Awards, if earned based on free cash flow performance, are determined based on the weighted average outcome over the performance period. Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

(3)

Dividends will be based on Barrick’s annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend (inclusive of capital returns), while taking into account market conditions, our dividend yield, and alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, capital distributions, acquisitions, etc.) to ensure that there is a focus on delivering excess returns. Performance ranges are reviewed and updated at the start of each year of the performance period and are calibrated as three sets of annual targets to ensure they remain relevant and challenging over the three-year performance period. Awards, if earned based on our dividend payout ratio, are determined based on the weighted average outcome over the performance period.

(4)

Capital project execution will be determined based on the delivery of major capital projects to the planned cost and schedule established at the time of Board approval. The assessment will be performed on a project-by-project basis and will consider quantitative and qualitative dimensions, including achievement

56	Barrick Gold Corporation | 2022 Circular

versus internal cost and performance schedule indices developed for each major capital project to assess the extent to which the major capital projects were completed within a targeted timeframe, operational parameters, and operating cost. The assessment will also consider whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, and our ability to deliver on the benefits planned for each major capital project.

(5)

Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution.

(6)

ESG and license to operate will be assessed based on Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

(7)

Our human capital priorities are to support leadership development and strengthen team effectiveness by building effective, industry-leading processes for attracting, developing, and retaining an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our strategy. Human capital will be qualitatively assessed based on considerations, which include the ability to attract top performers, the retention rate for top-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of our human capital strategy.

Restricted Share Units

Restricted Share Units (RSUs) may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion, long-term retention, or other needs as deemed appropriate by the Compensation Committee. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant), and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the RSU Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares. The key characteristics of unvested RSU awards are included in Schedule D of the Circular.

Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer

In February 2019, the President and Chief Executive Officer was awarded PGSUs (the 2019 CEO Grant) to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold and copper mining business. At that time, the Senior Executive Vice-President, Chief Financial Officer was also awarded PGSUs (the 2019 CFO Grant).

As described in our 2020 Circular, the 2019 CEO Grant was restructured to better align with Mr. Bristow’s public commitment to continue in his role for at least five years following the Merger, with the result that on February 11, 2020, one-third of the 2019 CEO Grant was retained and two-thirds were restructured as RSU grants to be made in February 2020 and, subject to Compensation Committee and Board approval, in February 2021, respectively (the 2020 CEO Restructured Award). The 2019 CFO Grant was similarly restructured in a manner consistent with the 2020 CEO Restructured Award (the 2020 CFO Restructured Award).

In February 2021, the Compensation Committee and the Board awarded Mr. Bristow the final tranche of the 2020 CEO Restructured Award (with a value of $1,800,049). Following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer, it was mutually determined that Mr. Bristow would forfeit this third and final tranche of the 2020 CEO Restructured Award and restructure it as potential RSU grants of up to $1,000,000 in each of 2022 and 2023 (the 2022 CEO Restructured Award). Each grant under the 2022 CEO Restructured Award, if approved by the Compensation Committee and the independent directors of the Board in the year of grant, would also be subject to Mr. Bristow’s continued employment with the Company as President and Chief Executive Officer. Following discussion with the Compensation Committee, the President and Chief Executive Officer, and the Senior Executive Vice-President, Chief Financial Officer, the final tranche of the 2020 CFO Restructured Award (with a value of $682,208) was similarly forfeited and restructured in a manner consistent with the 2022 CEO Restructured Award. Under the restructured award, the Senior Executive Vice-President, Chief Financial Officer may receive potential RSU grants of up to $379,000 in each of 2022 and 2023 (the 2022 CFO Restructured Award), subject to Compensation Committee and Board approval and his continued employment with the Company.

On February 14, 2022, under the 2022 CEO Restructured Award and the 2022 CFO Restructured Award, the Compensation Committee approved an initial grant of 48,356 RSUs to the President and Chief Executive Officer with a grant date fair value equal to $1,000,000, and an initial grant of 18,327 RSUs to the Senior Executive Vice-President, Chief Financial Officer with a grant date fair value equal to $379,000, which grants were ratified by the independent directors of the Board on February 15, 2022. The replacement RSU grants awarded with effect from February 14, 2022 to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer are collectively referred to as the 2022 Grants.

In 2023, and subject to the continued employment of Messrs. Bristow and Shuttleworth, the Compensation Committee and the independent directors of the Board may, in their discretion, elect to grant Messrs. Bristow and Shuttleworth an additional award of RSUs with a grant date value up to $1,000,000 and $379,000, respectively. This award is not guaranteed and, if awarded, will be subject to the same vesting and holding requirements as the 2022 Grants.

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The decision to increase the maximum potential grant date fair value of the award by approximately $200,000 for the President and Chief Executive Officer and approximately $75,000 for the Senior Executive Vice-President, Chief Financial Officer was made primarily to create an extended retention period, and was also made in recognition of the executives’ agreement to extend their respective retention periods and, in doing so, to forfeit the 2021 RSU grants in favor of future-dated contingent payments to align with this extended retention period. The 2022 CEO Restructured Award and the 2022 CFO Restructured Award are key tools for the Board to extend the retention period for these key executives, which the Board believes is in the best interests of the Company and its shareholders.

In addition to serving as a key retention tool, the 2022 CEO Restructured Award and the 2022 CFO Restructured Award are structured to ensure long-term alignment with the shareholder experience, including key features such as:

Each grant under the 2022 CEO Restructured Award and the 2022 CFO Restructured Award must be approved by the Compensation Committee and the independent directors of the Board in their discretion

Grants under the 2022 CEO Restructured Award and the 2022 CFO Restructured Award are not guaranteed and must be considered and approved by the Compensation Committee and the independent directors of the Board, in their discretion, taking into account all factors, including performance, considered relevant by the Compensation Committee and the independent directors of the Board at the time of grant.

The awards are subject to a 33-month vesting period

Consistent with the terms of the Barrick Long-Term Incentive Plan, the awards will vest 33 months from the date of grant to align with the extended retention period. Upon vesting, the after-tax value will be used to purchase Barrick Shares.

The value of the awards that ultimately vest will reflect the shareholder experience over the vesting period and vesting is at the discretion of the Board of Directors

The value of the awards that ultimately vest, if approved by the Board of Directors, and the number of Barrick Shares purchased with the after-tax proceeds, will reflect Barrick’s share price at the time of vesting, which may be higher or lower than the share price at the time of grant. As such, the value of the awards that ultimately vest is 100% correlated with the shareholder experience and will reflect the performance delivered by Barrick over the vesting period.

Value can only be accessed from the award when individual Share Ownership Requirements are met

Barrick Shares that are purchased with the after-tax value of the awards that vest can only be sold if the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer, as applicable, satisfies the ownership requirements under Barrick’s Share Ownership Guidelines (in which case, only Barrick Shares in excess of the share ownership guideline may be sold) or until he retires or leaves the Company. Barrick’s share ownership requirements, which apply through the commodity price cycle, result in required ownership that far exceeds the long-term compensation holding requirements of our peers.

The President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer will not actually receive value from the RSUs until they have vested and any sale and transfer restrictions no longer apply.

The awards are subject to Barrick’s enhanced Clawback Policy

All incentive compensation, including these awards, are subject to Barrick’s enhanced Clawback Policy as a matter of good governance practice, as described under the heading “Managing Compensation Risks – Enhanced Clawback Policy” on page 80.

Previous Compensation Policies that Continue to Apply

We no longer grant stock options and deferred cash awards, including cash-settled RSUs for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. None of the NEOs have outstanding stock options.

Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan

Upon completion of the Merger, Barrick assumed three cycles of legacy outstanding equity awards granted by Randgold to Messrs. Bristow and Shuttleworth (RSS grants from March 2016 and March 2017, and an LTIP grant from May 2018), with vesting determined in accordance with the terms of the relevant RSS and LTIP plans, and settled through the issuance of Barrick Shares. All Barrick Shares received are subject to a further two-year hold period. As at December 31, 2021, all Randgold legacy RSS and LTIP awards have vested. No further awards may be issued under the Randgold legacy RSS and LTIP.

For all legacy RSS and LTIP grants, the start of each performance period was to be December 17, 2018 (the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger), with vesting tied to Barrick’s annualized TSR performance versus the EMIX Global Mining Gold Index (Index). For Barrick and Index TSRs, the starting values were to be based on a single-date (spot price), and the ending values were to be based on a three-month average up to the end of the performance period. Threshold vesting was equal to 25% of the award if Barrick’s annualized TSR equaled the Index TSR, and maximum vesting was equal to 100% if Barrick’s annualized TSR exceeded the Index TSR by 10 percentage points or more. Vesting for performance between threshold and maximum was scaled on a linear basis between 25% and 100%. Under the terms of the legacy RSS and LTIP plans, the Compensation Committee, on behalf of the Board of Directors, has discretion to determine whether and to what extent the performance condition was met and to amend the performance condition if it considers that circumstances are such that it is appropriate.

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The performance period for both the March 2017 RSS grants and the May 2018 LTIP grants ended on December 31, 2020. When calculating Barrick and Index TSR, the Committee determined that it would be more appropriate to set the starting value for TSR performance based on a three-month average prior to the spot price on December 17, 2018 (versus the spot price on that date), which is consistent with the methodology applied to assess the ending value for TSR and the manner in which the performance condition was assessed prior to the Merger. Given the success of the Merger as evidenced by Barrick’s strong absolute TSR over the performance period (annualized TSR of 43.7%, or 89%) and the efforts of Messrs. Bristow and Shuttleworth during the three-month period prior to completion of the transformational Merger, the Committee determined this adjustment results in a fairer representation of performance. The adjusted methodology for calculating Barrick’s TSR increased outperformance from 2.7% below the Index TSR to 1.8% above the Index TSR. This adjusted performance result provides for a partial vesting percentage of 38.2% when assessed against the performance range (as compared to no vesting had this change not been made). As a result, the March 2017 RSS grants vested on January 1, 2021 with a value of $1,123,282 for Mr. Bristow and $219,736 for Mr. Shuttleworth. The May 2018 LTIP grants vested on May 15, 2021, with a value of $4,408,006 for Mr. Bristow and $1,067,713 for Mr. Shuttleworth. Barrick Shares settled in respect of these awards are subject to a two-year holding period. Please see “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2021” on page 90 for further details.

The key characteristics of the unvested Randgold legacy RSS and LTIP awards for Messrs. Bristow and Shuttleworth are included in Schedules E and F of this Circular, respectively.

Other Executive Compensation Elements

Barrick Share Purchase Plan

The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction and be rewarded for doing so by a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held for as long as an individual remains with the Company.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for participants in Mauritius and Jersey. Beginning in 2021, employer contributions equal to 15% of annual earned salary and API for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer will be directed to the Retirement Trust Scheme.

All NEOs participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not participate in any other Barrick retirement plan. See page 90 for a detailed description of the Executive Retirement Plan and the Retirement Trust Scheme.

Other Benefits and Perquisites

We provide competitive benefits and perquisites to our people. Barrick’s group benefits package for individuals who work full-time includes health, dental, life, disability, and accidental death and dismemberment (AD&D) coverage. Our executives, including our NEOs, are also eligible for additional benefits and perquisites which generally include a car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, accidental death and dismemberment and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout our global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated on hire or promotion.

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2021 Performance Considerations for NEOs

2021 Long-Term Company Scorecard (for 2021 PGSU Awards)

PGSU awards granted in February 2022 in respect of 2021 were determined using the 2021 Long-Term Company Scorecard that was published in the 2021 information circular and is shown below.

From 2021, a three-year performance period applies for certain financial measures, including Relative TSR, Positive Free Cash Flow per Share, and Robust Dividend per Share inclusive of capital returns to reward a longer term trend in our financial performance since the completion of the Merger, under the leadership of our President and Chief Executive Officer. For 2021, these measures were assessed over a three-year lookback performance period. Relative TSR was assessed over 2019 to 2021 on a cumulative basis. For other financial measures, 2019, 2020, and 2021 performance assessments were weighted 30%, 30%, and 40%, respectively. Historical trending performance was assessed for the remaining measures.

Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
			Threshold (25% payout)	Maximum (100% payout)

Relative TSR versus the constituent companies in the MSCI World Metals & Mining Index(1)	15%	2019 - 2021	50th percentile	75th percentile	Relative TSR positioned at the 39th percentile versus the constituents of the MSCI World Metals and Mining Index	Nil

Positive Free Cash Flow per Share(2)	15%	2019 - 2021	$0.95 per share	$1.17 per share	In 2021, recorded free cash flow of $1.09 per share which is above the midpoint of the 2021 performance range; free cash flow of $0.64 per share and $1.89 per share in 2019 and 2020, respectively	11.9%

Robust Dividend per Share inclusive of capital returns(3)	10%	2019 - 2021	Payout ratio of 25% of adjusted net earnings	Payout ratio of 35% of adjusted net earnings	2021 dividend payout ratio of 67% of adjusted net earnings inclusive of the $750 million return of capital distributed in 2021 which, collectively, provided shareholders with a record level of cash returns totaling $1.4 billion during 2021; dividend payout ratio of 39% and 29% in 2019 and 2020, respectively	8.6%

Capital Project Execution(4)	10%	2021 and year-over-year trending	Major projects deliver benefits as planned, in addition to delivery on time and on budget		All major growth projects remain largely on track, except Pueblo Viejo where Covid-19 related impacts have led to increased expenditures	6.5%

Strategic Execution(5)	15%	2021 and year-over-year trending	Achievement of key priorities and milestones tracked to advance the execution of our strategy		Production in line with guidance for the third consecutive year; attributable reserves replaced net of depletion at a higher grade; leader in G&A cost efficiency among peers, consistently keeping corporate costs substantially below the average of senior gold peers; entered into a framework and commencement agreements for the ownership and operation of Porgera with the government and key stakeholders; successfully completed the Lagunas Norte Sale and i-80 Asset Swap; further strengthened balance sheet and ended the year with a net cash position of $130 million(8)	14.0%

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Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
			Threshold (25% payout)	Maximum (100% payout)

ESG and License to Operate(6)	25%	2021 and year-over-year trending	Grade C or lower	Grade A	Score of 40 (Grade B); year-over-year improvement on License to Operate, but two fatalities recorded is an indication of the need to continue improving safety performance	14.0%

Human Capital(7)	10%	2021 and year-over-year trending	Achievement of key human capital priorities tracked to advance the evolution of our human capital strategy

Significant Company-wide efforts to advance female hiring, training & development; key female hires and placements include Chief Operating Officer, North America; General Counsel; Head of Legal, Asia Pacific, and General Manager, Pueblo Viejo; continued prioritization of hiring locals has naturally increased ethnic and cultural diversity and has created a multi-cultural, multi-generational workforce; significant efforts to embed Barrick DNA including accelerated communication and training efforts for senior leaders modelling visible DNA behaviors; global succession planning sessions held with executive team and senior regional leaders; advanced implementation of Element system in Latin America and Asia Pacific and Africa and Middle East regions

						9.0%

2021 Long-Term Performance Outcome						64% of 100

(1)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(2)

We expect our business to operate at margins that allow us to reinvest in those assets and deliver positive free cash flow through the commodity price cycle. Therefore, we will evaluate achievement based on realized free cash flow per share. Performance will be assessed at year-end based on actions taken to improve operating cash flow generation and delivery of free cash flow against our internal business plan, which may be adjusted for market conditions and other exceptional circumstances, including those that are unplanned, uncontrollable, wholly outside of management control, and have a material impact on overall performance. Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

(3)

Dividends will be based on Barrick’s annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend (inclusive of capital returns), while taking into account market conditions, our dividend yield, and alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(4)

Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board approval. The assessment will be performed on a project-by-project basis and will consider quantitative and qualitative dimensions, including achievement versus internal cost and performance schedule indices developed for each major capital project to assess the extent to which the major capital projects were completed within a targeted timeframe, operational parameters, and operating cost. The assessment will also consider whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, and our ability to deliver on the benefits planned for each major capital project.

(5)

Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution.

(6)

ESG and license to operate will be assessed based on Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

(7)

Our human capital priorities are to support leadership development and strengthen team effectiveness by building effective, industry-leading processes for attracting, developing, and retaining an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our strategy. Human capital will be qualitatively assessed based on considerations, which include the ability to attract top performers, the retention rate for top-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of our human capital strategy.

(8)	Calculated as cash ($5,280 million) less debt ($5,150 million).

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Financial Performance Measures (50% weighting)

Relative TSR (15% weighting, assessment: Nil):

Following extensive shareholder consultation in 2019 on the design of our Long-Term Company Scorecard, we introduced Relative TSR as a measure to underscore our commitment to creating long-term value for all of our stakeholders. In 2021, we assessed our three-year TSR performance by comparing Barrick’s performance to that of the companies in the MSCI Index. The minimum level of performance required to qualify for an award for this measure is median performance, with upper quartile performance qualifying for a maximum award. Barrick’s relative TSR performance, positioned at the 39th percentile versus the constituents of the MSCI Index, was below the minimum level of performance required to qualify for an award for this year. Based on an assessment of Barrick’s three-year TSR versus performance range set at the beginning of the year, there is no payout for this metric.

Positive Free Cash Flow per Share(1) (15% weighting, assessment: 79%):

We believe that to be the most valued gold and copper mining company, we must deliver positive free cash flow(1) across commodity price cycles and must self-fund our growth opportunities. In 2021, we generated $4.391 billion in operating cash flow and nearly $2.0 billion in free cash flow(1) (1,779 million Barrick Shares outstanding as at December 31, 2021). While this represents a year-on-year decrease of 18.5% and 44.1%, respectively, this also reflects Barrick’s continued strong financial performance which enabled the payment of higher dividends, as well as the $750 million return of capital distribution supplementing our quarterly dividends. Distributions to shareholders in 2021 totaled a record $1.4 billion, the highest annual cash payout to shareholders in Barrick’s history. In consideration of the above and the three-year performance as assessed against the performance ranges set at the beginning of each year, the payout for this metric is 79%.

Robust Dividend per Share Inclusive of Capital Returns (10% weighting, assessment: 86%):

Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. At the time the Merger was announced, Barrick articulated a robust strategy to return surplus funds to shareholders. Since then, Barrick’s commitment to this strategy has resulted in a more than threefold increase in its quarterly dividend. For the fourth quarter of 2021, we again increased our quarterly dividend, this time from $0.09 per share to $0.10 per share, reflecting Barrick’s continued strong financial performance, ongoing robust performance of our operations, and continued improvement in the strength of our balance sheet. In keeping with our commitment to return surplus funds to shareholders, 2021 saw record distributions to shareholders totaling $1.4 billion which includes the $750 million return of capital. Accordingly, our dividend payout ratio was 67% of adjusted net earnings for 2021, compared to 39% and 29% for 2019, 2020, respectively, relative to our long-term performance range of 25% - 35%. As we announced in February 2022, our financial strength has also enabled the implementation of a performance dividend policy beginning in 2022 together with a share buyback program for up to $1.0 billion of outstanding Barrick Shares that will enhance the return to shareholders when the Company’s liquidity is strong, in line with Barrick’s commitment to deliver gold upside to our shareholders. In consideration of the above, the payout for this metric is 86%.

Capital Project Execution (10% weighting, assessment: 65%):

Executing major capital projects effectively is critical to Barrick’s long-term success, especially to achieve Barrick’s ambitious capital return targets. We therefore set a very high, and absolute, performance standard requiring all major capital projects to achieve the cost and schedule estimates presented at the time of Board approval and, more importantly, requiring that projects deliver on their intended investment objectives. The Veladero Power Transmission Project and the Veladero Phase 6 Leach Pad Expansion were completed by the end of 2021. Other major capital growth projects, including the Goldrush Complex, Turquoise Ridge Third Shaft, and Zaldivar Chloride Leach Project remained on schedule and on budget. The Pueblo Viejo Plant Expansion and Mine Life Extension Project is delayed and costs tracked above the initial budget as a result of unexpected impacts due to Covid-19. We have subsequently revised our total capital guidance to the market for this project. Total attributable project capital expenditures for 2021 were 18% higher than the prior year and within the guidance range of $1.8 to $2.1 billion. In consideration of the above, the payout for this metric is 65%.

Non-Financial Performance Measures (50% weighting)

Strategic Execution (15% weighting, assessment: 93%):

Successful strategy execution is assessed based on the progress achieved during the year against the strategic initiatives we disclosed at the beginning of the year, meeting production and cost guidance, and the shareholder value we created during the year and since the announcement of the Merger. In addition to meeting production and cost guidance, our strategic initiatives for 2021 included: identifying, evaluating, and delivering an accretive value-adding growth opportunity or transaction; embedding our Company DNA throughout all levels of the organization, including with our community and stakeholders; achieving a Zero Harm workplace where all employees are personally accountable for their own safety; as well as continuing to drive operational excellence and sustainable profitability. We have made strong progress on each of these strategic initiatives in 2021. We met our full-year gold and copper production guidance for the third consecutive year and replaced our attributable reserves net of depletion at a higher grade. We maintained our leadership in G&A cost efficiency, consistently keeping corporate costs substantially below the average of senior

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gold peers. We further strengthened our balance sheet and ended the year with a net cash position of $130 million (calculated as cash of $5,280 million less debt of $5,150 million), even after record cash distributions to shareholders for 2021 of $1.4 billion. In Papua New Guinea, we executed framework and commencement agreements to resolve the ownership and operation of the Porgera mine with the government and key stakeholders; implementation details remain a work in progress. We successfully completed the Lagunas Norte Sale and Nevada Gold Mines successfully completed the i-80 Asset Swap. Importantly, we did not compromise our investment filters in any of our transactions to preserve and return upside to our shareholders. Additionally, we were awarded four exploration licenses in Egypt. We retained our listing in the prestigious Dow Jones Sustainability Index’s World Index for the 14th consecutive year, ranking in the 95th percentile of all mining companies assessed. We also completed the implementation of SAP across our assets in the Americas and Africa, which represents the first time in more than 20 years that the Company has a single Enterprise Resource Planning (ERP) solution in place. Finally, we continued to deliver share price growth, with Barrick’s share price up 81% since the Merger announcement on the NYSE, compared to the GDX (Van Eck Gold Miners Exchange Traded Fund), which was up 71% over the same period. In consideration of the above, the payout for this metric is 93%.

ESG and License to Operate (25% weighting, assessment: 56%):

Our license to operate depends on the combined strength of our safety performance, compliance record and performance in environmental, human rights, anti-corruption compliance, and stakeholder relations. Shortcomings, even when due to rare events, can have a significant effect on our stakeholders and business. We therefore set a high standard, evaluate consistency and seek improvement over time. We review and update our targets and metrics annually to reflect our ambitions as we strive for continuous improvements in our performance.

Performance for this measure is assessed based on our unique Sustainability Scorecard which we believe is an important step to drive continual improvement in our management of sustainability issues. For 2021, the 22 quantitative and qualitative measures for the Sustainability Scorecard were selected to track our performance across our priority ESG areas: safety, social and economic development; human rights; environment (including climate change); and governance. These measures, which were largely informed by our investor and sustainability reporting expectations, were developed in consultation with independent sustainability experts to align with Barrick’s evolving strategic priorities as well as the expectations of the United Nations Global Compact (UNGC). Each measure is ranked in quintiles against our peers, where applicable, as well as against our own internal metrics to derive an aggregate score and grade. To underscore our commitment to sustainability and our ambition to achieve an A grade, no payout is awarded for this metric if the score results in a Grade C or lower. Year-over-year improvement that results in a Grade A qualifies for a maximum payout for this metric.

Based on a review of performance achieved and the scoring against each scorecard category, Barrick’s 2021 performance resulted in a Grade B. A summary of the scoring key and assessment framework is shown below. For further details regarding the Sustainability Scorecard methodology and 2021 measures, please refer to the Appendix of the upcoming 2021 Sustainability Report which can be accessed at www.barrick.com/sustainability.

2021 Sustainability Scorecard Assessment Framework

For 2021, the grading key was updated to reflect a total of 22 measures assessed by the Sustainability Scorecard resulting in a maximum of 110 quintiles, compared to a total of 17 measures in 2020 resulting in a maximum of 85 quintiles. The total scores and corresponding grades are therefore not directly comparable year-over-year.

Sustainability Scorecard Grading Key			Assessment Framework for the Long-Term Company Scorecard
Grade	2020 Score (sum of quintiles)	2021 Score (sum of quintiles)	No award (0%)	to	Maximum award (100%)
A	17 – 30	22 – 39	If the score is a Grade C or lower		If the score is a Grade A
B	31 – 44	40 – 57
C	45 – 58	58 – 75
D	59 – 72	76 – 93
E	78 – 85	94 – 110

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Abridged 2021 Sustainability Scorecard

Aspect	Key Performance Indicator	2020 Quintile	2021 Quintile	Trend

Safety	Total Recordable Injury Frequency Rate (TRIFR)(1)	5	5
	Percentage of operational sites certified to ISO 45001	3	1

Social and economic development	Percentage of sites with Community Development Committees (2020) changed to Percentage of annual Community Development Committees commitments met (2021) (Updated)(2)(3)(4)	1	2	N/A
	Percentage of workforce who are nationals	1	1
	Percentage of senior management who are nationals	2	2
	Percentage of economic value that stays in country	2	2
	Proportion of grievances resolved within 30 days (New)(2)(4)	N/A	4	N/A

Human rights	Percentage of security personnel receiving training on human rights	2	1
	Corporate human rights benchmark score(5)	4	4
	Independent human rights impact assessments with zero significant findings at high risk sites (New)(2)(4)	N/A	1	N/A

Environment (including Climate Change)	Number of significant environmental incidents	1	1
	Tonne CO2e per tonne of ore processed	3	3
	Emissions reduction target (2020) changed to Progress against absolute emissions target (2021) (Updated)(2)(3)(4)	1	1	N/A
	Water use efficiency (recycled & reused)	2	1
	Percentage of operational sites with Biodiversity Action Plans(2)	2	1
	Independent tailings reviews conducted(2)	1	1
	Percentage of sites certified to ISO 14001 (2020) changed to Percentage of ISO 14001 certified sites maintained (2021) (Updated)(3)(4)	1	1	N/A
	Global Industry Standard on Tailings Management progress (New)(2)(4)	N/A	2	N/A
	Proportion of operational sites achieving annual concurrent reclamation targets (New)(2)(4)	N/A	2	N/A

Governance	Progress against RGMP+ implementation (New)(2)(4)(6)	N/A	2	N/A
	Percentage of employees receiving Code of Conduct training(2)	1	1
	Percentage of supply partners trained on Code of Conduct at time of on-boarding(2)	1	1

Overall Score(7)		33 (B)	40 (B)

(1)

For 2021, actual score assessed at the third quintile reflecting Barrick’s year-on-year improvement; however, this was automatically downgraded to the bottom quintile in consideration of the fatalities recorded for the year.

(2)	Internal metrics.

(3)	Metrics that were changed in 2021 to promote constant improvement.

(4)	N/A due to changes in the metrics that are not comparable year-on-year.

(5)	In comparison to the 56 extractive companies assessed against the Corporate Human Rights Benchmark’s methodology, Barrick is ranked in the top 25% in the industry.

(6)

The ICMM and the WGC introduced new frameworks in 2019 – the Mining Principles and the Responsible Gold Mining Principles, respectively. Barrick’s approach to conformance with these two frameworks has been to use the equivalency tables to evaluate whichever requirement is more stringent for each aspect to dovetail the two frameworks into a single framework which we refer to as RGMP+.

64	Barrick Gold Corporation | 2022 Circular

(7)

For 2021, the grading key was updated to reflect a total of 22 measures assessed by the Sustainability Scorecard resulting in a maximum of 110 quintiles, compared to a total of 17 measures in 2020 resulting in a maximum of 85 quintiles. The total scores and corresponding grades are therefore not directly comparable year-over-year.

For 2021, a score of 40 and a Grade B was assessed. The 2021 score reflects an improvement in sustainability performance and notable progress against many of our key performance indicators over the past three years. In particular, we have demonstrated climate change leadership and set a high standard with a detailed roadmap targeting a 30% reduction in carbon emissions by 2030, while maintaining a steady production profile, with a goal of reaching net zero emissions by 2050 against our 2018 baseline. We have also advanced our sustainability strategy through investments in community-led development initiatives, prioritizing local hiring, the reuse and recycling of water, the development of Biodiversity Action Plans at all of our operational sites, and the achievement of ISO 45001 and 14001 certification for all of our operational sites in 2021.

Overall, Barrick has worked diligently to improve the numerical score on the Sustainability Scorecard. Despite our notable progress towards achieving our sustainability vision, we nonetheless fell short of the industry-leading safety standard we had set for the year, with two tragic workplace fatalities in 2021. The first was on July 14, 2021, when an incident occurred at Hemlo which resulted in the fatality of an employee from our underground mining contractor. The second was on September 1, 2021, when an incident at Tongon resulted in the fatality of a drilling contractor. Nothing is more important to us than the health, safety, and well-being of our people. Barrick has a zero tolerance for fatalities and therefore any fatality is unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero harm workplace. To further reinforce our commitment towards a zero harm workplace, the score for TRIFR was automatically downgraded to a bottom quintile score in light of these unfortunate fatalities. In consideration of the above, the payout for this metric is 56%.

Human Capital (10% weighting, assessment: 90%):

To build a leading, modern mining business, we need to attract and cultivate the best people to manage our portfolio of best-in-class assets. Performance for this measure is assessed based on progress against our 2021 human capital initiatives, which included: supporting leadership development and strengthening team effectiveness by building industry-leading processes for attracting, developing, and retaining an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our strategy. In 2021, all human capital initiatives were substantially achieved. In particular, significant efforts were made to advance the hiring, training, and development of females across the Company. Barrick appointed Ms. Megan Tibbals as General Manager, Pueblo Viejo as of November 2021, Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022, and Ms. Poupak Bahamin as General Counsel of the Company with effect from April 2022. More broadly across the organization, 17% of all hires in 2021 were female. We also continued to prioritize the employment of local nationals and the next generation of mining talent. This focus has naturally grown the ethnic, cultural, and generational diversity of our workforce. Global succession planning efforts were also advanced to secure the future of all key positions across the organization. We are also modernizing our approach to human capital management with the continued implementation of a global, cloud-based human resource information system to increase our effectiveness and to deliver a more streamlined employee and manager experience. Recognizing the significant progress achieved in 2021 to further the evolution of our human capital management strategy, the payout for this metric is 90%. For further information on our human capital management initiatives, please see page 115 in Schedule A.

(1)

Free cash flow and adjusted net earnings are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

Barrick Gold Corporation | 2022 Circular	65

2021 Annual Performance Incentive Considerations

The API Scorecards for our NEOs were published in the 2021 information circular, which included the short-term priorities and initiatives related to Strategic Initiatives, Operational Excellence, and Sustainable Profitability. API Scorecards, which are customized by role, contain financial goals and non-financial annual initiatives to enable a holistic review of individual contribution and performance.

•

Financial goals include key objectives such as, but not limited to, the achievement of production and operating guidance for the year (including the delivery of regional business plans); capital and liability management initiatives; cost reduction initiatives; and the pursuit of value realization opportunities through ongoing merger and acquisition activity. These financial goals are tied to Barrick’s business plan which is developed at the beginning of each year to reflect challenging levels of performance across a number of operating scenarios and price assumptions, including historical performance delivered.

•	Non-financial annual initiatives reflect those that support the execution of strategic priorities as determined at the beginning of each year.

The 2021 API award for the President and Chief Executive Officer was determined based on the Executive Chairman’s review of his accomplishments against the API Scorecard, with input from the Lead Director, recommended by the Compensation Committee and approved by the independent directors of the Board. The 2021 API awards for our other NEOs were determined based on the President and Chief Executive Officer’s review of their accomplishments against their respective API Scorecards and approved by the Compensation Committee.

President and Chief Executive Officer

Mr. Mark Bristow was appointed President and Chief Executive Officer of Barrick on January 1, 2019. On the Executive Chairman’s recommendation and the Compensation Committee’s advice, and in consideration of Mr. Bristow’s exceptional contributions during 2021 to advance the evolution of Barrick’s strategy, deliver solid performance against our strategic priorities despite the challenges of Covid-19, and deliver exceptional value to our shareholders since the completion of the Merger, the independent directors of the Board determined that an API award based on an API Scorecard result of 86% was appropriate and awarded Mr. Bristow an API of $4,644,000. The considerations of the Compensation Committee and the independent directors of the Board are summarized in the table below.

The President and Chief Executive Officer’s 2021 Initiatives
Strategic Initiatives

•  Deliver on Barrick’s 2021 business plan, which includes achieving gold and copper production guidance

•  Source, evaluate, and pursue internal and external growth opportunities for Barrick

•  Direct, lead, and reinforce all aspects of our social license to operate across our asset portfolio, including stakeholder engagement on community needs, permitting, economic development, proposed changes in mining-related legislation and Covid-19

•  Drive completion of the outstanding matters under the Tanzanian Framework Agreement

•  Lead negotiations with the Government of Papua New Guinea to deliver an extension of the Porgera Special Mining Lease

•  Lead the development of a strategy to realize optimal value from Barrick’s 50% interest in the approximately $6 billion Reko Diq arbitration award against the Pakistan Government

•  Generate succession plans for all leadership roles across the Company in collaboration with the Board

•  Further strengthen Barrick’s reputation and presence around the world by leading meaningful and consistent engagement with our stakeholders across the globe, including the investor community (shareholders, analysts, proxy advisors), current and new host governments, trade associations, media, and the general public

Operational Excellence

•  Strategic oversight and leadership of operational plans at all mines across the Company

•  Drive employee engagement across the Company by regularly visiting core operations, reinforcing the critical importance of safety being core to our everyday behavior; participating in annual strategic planning and team effectiveness workshops at our key sites; and promoting a focus on strategy, skills, and people development

•  Develop and direct our human capital management strategy including organizational structure review, competency-based training, and diversity programs

Sustainable Profitability

•  Chair meetings for the E&S Committee and provide quarterly reports to the Board highlighting progress against the Company’s sustainability performance, compliance with its sustainability policies, and to identify concerns and opportunities at our operations

•  Strategic oversight and development of site-specific cost reduction and efficiency programs

•  Demonstrate our commitment to responsible mining, as well as regular and transparent ESG reporting

•  Develop our dividend and shareholder return framework with the Senior Executive Vice-President, Chief Financial Officer for review by the Board

66	Barrick Gold Corporation | 2022 Circular

2021 Accomplishments
Strategic Initiatives

✓   Delivered on gold and copper production guidance for the third consecutive year despite the ongoing challenges of Covid-19

✓   Led extensive engagement with stakeholders on community needs, permitting, economic development, proposed changes in mining-related legislation, and Covid-19, for our interests in Argentina, Democratic Republic of Congo, Dominican Republic, Mali, Nevada, Papua New Guinea, and Tanzania

✓   Continued progress in rationalizing our portfolio in 2021 with the Lagunas Norte Sale and the i-80 Asset Swap

✓   Engaged in ongoing negotiations to secure the Special Mining Lease in Papua New Guinea for Porgera; the framework and commencement agreements signed as a step towards the planned reopening of the Porgera mine in 2022

✓   Engaged in ongoing negotiations with the Government of Pakistan to establish a mutually acceptable framework agreement for the potential development of the Reko Diq project

✓   Established succession and development plans for all leadership roles across the Group, including the appointment of Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022; the appointment of Mr. Joel Holliday as Executive Vice-President, Exploration as of November 2021; the appointment of Ms. Poupak Bahamin as General Counsel with effect from April 2022; and the appointment of Ms. Megan Tibbals as General Manager, Pueblo Viejo as of November 2021

✓   Advanced North Mara and Bulyanhulu closer to Tier One status as a combined complex, potentially adding to the two existing Tier One assets in the Africa and Middle East region

✓   Established a growth mandate for Asia Pacific to be driven by a focus on exploration and geological modelling, including the development of a specialist Asia Pacific team to identify and evaluate fresh opportunities in that region

Operational Excellence

✓   Replaced gold reserves, net of depletion, by 150% (before acquisition and equity changes at South Arturo and Porgera) and improved the quality of the Group reserve grade by 3%; success attributable to management’s focus on quality orebodies and continued brownfields exploration success

✓   Major growth projects completed or advancing on track and within budget, including the Goldrush Complex, Turquoise Ridge Third Shaft, Zaldivar Chloride Leach Project, as well as the Bulyanhulu Re-Start Project and Optimization

✓   Continued to lead quarterly review sessions across all regions, including tailored strategic review and team effectiveness sessions to drive improvement, growth and operational excellence for all our operations, with a focus on local ESG matters and human capital

✓   Oversaw the completion of various initiatives to the accelerate Barrick’s digital transformation, including the critical priority to unify all of the Company’s North America, Latin America, and Africa assets on a single SAP platform to ensure a seamless, consistent, and global access to financial data and operating KPIs

✓   Oversaw initiatives to prioritize the employment of local nationals to naturally grow the ethnic, cultural, and generational diversity of our workforce; 96% of employees are local nationals and 17% of all hires were women in 2021

Sustainable Profitability

✓   Completed 10-year business plans for all mines and in the process of projecting forward to 15 and 20 years for certain mines combined with a robust pipeline of opportunities, reinforcing Barrick’s unparalleled asset base and long-term sustainability

✓   Continued to retain leadership in G&A cost efficiency among peers through a relentless focus on operational efficiency and cost reduction initiatives since the Merger, with corporate G&A costs substantially below the peer group average in terms of dollars per attributable gold equivalent ounce

✓   Continued to set the gold standard for sustainability in the industry, marked by zero Class 1 environmental incidents; a 13% improvement in TRIFR(2) year-over-year; the certification of all operational sites to ISO 45001 and ISO 14001; exceeding the 2021 water recycling and reuse efficiency target of 80% with an average rate of 82%; as well as publishing the inaugural post-Merger human rights report

✓   Retained listing on the Dow Jones Sustainability Index’s World Index for the 14th consecutive year, ranking in the 95th percentile of all mining companies assessed and in the top 5% for environmental policy management, mineral waste management, closure, and social impact

✓   Returned a record $1.4 billion of cash to shareholders in 2021, inclusive of a $750 million return of capital distribution

✓   In collaboration with the Senior Executive Vice-President, Chief Financial Officer, developed a new performance dividend policy supported by an increased base dividend of $0.10 per share and announced a new share buyback program for up to $1 billion starting in 2022, further demonstrating Barrick’s commitment to return surplus funds to shareholders

(1)

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures with no standardized definitions under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

(2)

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries.

Barrick Gold Corporation | 2022 Circular	67

Reported and Realized Pay Comparison for the President and Chief Executive Officer

Reported Pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized Pay is the compensation actually received by the President and Chief Executive Officer during the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. Additionally, it includes the value of LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed, as reported in the “Value Vested or Earned During the Year” table for each respective year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President and Chief Executive Officer in the “Summary Compensation Table” with the compensation that he actually received in 2021.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our President and Chief Executive Officer will not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the “Summary Compensation Table” therefore represents a future compensation opportunity, rather than an in-year compensation value.

In 2021, the compensation that our President and Chief Executive Officer actually received (Realized Pay) included his base salary, an API award paid in cash, benefits and perquisites as incurred, as well as value from certain LTI awards that vested during the year and for which applicable post-vesting holding restrictions have lapsed.

Over the past three years, Realized Pay was, on average, 42% less than the Reported Pay in the “Summary Compensation Table”. In 2021, Realized Pay was 12% less than the Reported Pay in the “Summary Compensation Table”. In 2021, Realized Pay was higher than Reported Pay in 2019 and 2020 due to the full vesting of the February 2019 PGSUs and the vesting of the first one-third tranche of the February 2020 PGSUs. Upon vesting, the after-tax proceeds were used to purchase Barrick Shares, further bolstering the President and Chief Executive Officer’s already substantial total share ownership position of over 5.6 million Barrick Shares as at December 31, 2021. The 2021 Realized Pay column excludes the value of the legacy RSS and LTIP awards that vested in 2021, as our President and Chief Executive Officer cannot realize value from these awards until the two-year holding period lapses.

68	Barrick Gold Corporation | 2022 Circular

Senior Executive Vice-President, Chief Financial Officer

Mr. Graham Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer on January 1, 2019. In determining Mr. Shuttleworth’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Shuttleworth’s contributions in advancing our 2021 financial and strategic priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 88% was appropriate and awarded Mr. Shuttleworth an API of $1,974,490. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Chief Financial Officer’s 2021 Initiatives
Strategic Initiatives

•  Progress value realization opportunities by providing tax planning, financial modelling, risk assessment, and accounting advice to assist with the evaluation of strategic transactions and the ongoing optimization of Barrick’s asset portfolio, including the investment evaluation process for external growth opportunities, organic growth and exploration opportunities, the disposal of non-core assets, and planning for closure properties

Operational Excellence

•  Enhance Barrick’s balance sheet through capital and liability management opportunities to optimize the Group’s cost of capital and reduce interest expense

•  Continue to enhance execution and management of capital projects by implementing appropriate systems to control expenditure

•  Manage corporate administration costs to ensure efficient delivery of required services ahead of industry benchmarks

•  Lead the Company-wide Corporate Risk Assessment to manage risks in line with the Board agreed mandate

•  Manage global cash repatriation to enhance the liquidity position of the Group

•  Optimize inventory to balance funds tied up in working capital while maintaining operational stability

•  Review capital allocation decisions and growth options, as well as closure strategies to ensure that future work is appropriately and cost efficiently planned, measured, and implemented

•  Lead strategy and team effectiveness workshops for the financial, commercial, tax and treasury, risk management, supply chain, information technology teams to drive operational excellence and innovation

•  Drive the implementation and integration of the new enterprise-level information technology systems, including SAP, Element, and OneStream to drive further efficiencies across the cost base

•  Unify communications, enable data sharing, and improve operational efficiency across the Company

•  Continue to enhance the quality and transparency of Barrick’s financial reporting including the publication of a tax contribution report

•  Drive strategic cybersecurity initiatives to develop a comprehensive cyber risk management approach that enhances protection across the Group

Sustainable Profitability

•  Develop 10-year production guidance to ensure the long-term sustainability of our business throughout the commodity price cycle

•  Lead the simplification of Barrick’s corporate structure, including the review and engagement of key legacy and emerging tax issues across Barrick’s portfolio of assets and address these by working constructively with host country tax authorities and ensuring the adherence to Barrick’s tax strategy

•  Drive strategies to increase local procurement in host countries (target 15% increase in the Africa and Middle East and Latin America and Asia Pacific regions and 10% in Nevada Gold Mines)

•  Drive cost reduction by streamlining and reviewing the supply chain, including the sourcing strategy for global commodities, to ensure the procurement model benefits from economies of scale, and optimize working capital through inventory management

•  Develop a sustainable dividend and capital return framework for review by the Board

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2021 Accomplishments
Strategic Initiatives

✓   Strengthened balance sheet, with $5.3 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing Barrick with sufficient financial flexibility to endure any short-term impacts to our global operations, and liquidity to execute on our strategic goals

✓   Continued progress in rationalizing our portfolio in 2021 with the successful completion of the Lagunas Norte Sale and the i-80 Asset Swap

✓   Consideration of acquisition opportunities to ensure they pass our investment filters and therefore deliver value to our shareholders

Operational Excellence

✓   Continued to review levels of debt and debt net of cash to ensure appropriate leverage and monitor the market for liability management opportunities

✓   Maintained corporate administration costs at the same level as 2020 (industry leading benchmark) through ongoing business simplification, improved contract management, and cost control offsetting inflationary pressures

✓   Continued to apply disciplined capital allocation criteria for all investments to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward

✓   Led strategic review and team effectiveness sessions for the financial, commercial, tax and treasury, risk management, supply chain, and information technology teams

✓   Optimized inventory holding across the Group to ensure appropriate inventory cover taking into account global supply chain constraints and disruptions related to the Covid-19 pandemic

✓   Successfully completed the implementation of SAP across the Barrick operated assets in the Americas and Africa which represents the first time in more than 20 years that the Company has a single Enterprise Resource Planning (ERP) platform in place across its operating gold and copper assets

✓   Continued to evolve Barrick’s cyber strategy and approach to managing and mitigating cybersecurity risks; implemented new procedures for monitoring, detecting, and responding to security-related events and delivered updated cyber security awareness training across the Group

✓   Carried out a risk assessment, including uncertainties, emerging, and long-term risks facing the Group and considered their likely impact on our business model and long-term prospects

✓   Reviewed the Group’s global insurance programs to gain efficiencies in cost and improved coverage, including through corporate retention and appropriate risk transfer

✓   Continued to drive corporate simplification, including elimination of unnecessary entities to reduce complexity and improve tax efficiency, re-domiciling subsidiaries to our regional hub, as well as restructuring inefficient intercompany loans

✓   Prepared an inaugural tax contribution report covering the 2021 year to enhance disclosure and highlight significant contribution to sustainability in key operating countries, expected to be published in April 2022

Sustainable Profitability

✓   Record $1.4 billion in cash distributions paid to shareholders during 2021, inclusive of the innovative $750 million return of capital demonstrating our commitment to shareholder returns

✓   Led the development of a performance dividend policy together with a share buyback for up to $1.0 billion that will enhance the return to shareholders when the Company’s liquidity is strong and in line with Barrick’s commitment to deliver enhanced returns to our shareholders

✓   Continued to enhance delivery of 10-year production guidance to articulate Barrick’s investment thesis and to ensure the market understands the unique value proposition implied

✓   Continued to reduce tax risks across the Company, including the resolution of several significant matters in the Africa and Middle East region

✓   Led and directed our strategy of expanding Barrick’s in-country footprint through the procurement of approximately $5.5 billion of goods and services from suppliers based in our host countries

70	Barrick Gold Corporation | 2022 Circular

Senior Executive Vice-President, Strategic Matters

Mr. Kevin Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Thomson’s contributions in advancing our 2021 financial and strategic priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 83% was appropriate and awarded Mr. Thomson an API of $1,859,694. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Strategic Matters’ 2021 Initiatives
Strategic Initiatives

•  Complete the Lagunas Norte Sale

•  Complete the i-80 Asset Swap

•  Complete the sale of various legacy Acacia exploration assets, as well as the sale of the royalties received on those sales, to facilitate the declaration of a final dividend to the former Acacia shareholders

•  Pursue other non-core asset sale opportunities, including closure properties

•  Drive the negotiation and completion of joint venture and earn-in arrangements in areas with promising geology

•  Develop a strategy to realize optimal value from Barrick’s 50% interest in the approximately $6 billion Reko Diq arbitration award against the Pakistan Government

•  Take a leadership role in negotiations with the Government of Papua New Guinea regarding the extension of the Porgera Special Mining Lease

•  In collaboration with the leadership team of the Africa and Middle East region and the General Counsel, complete outstanding matters under the Tanzanian Framework Agreement

•  Source, evaluate, and pursue external growth opportunities for Barrick

Operational Excellence

•  Work with Barrick’s internal legal team to achieve strategic objectives, drive performance, and provide strategic guidance to manage legal, regulatory, and litigation issues that arise from time to time

•  Provide guidance and advice to Barrick’s ESG & Nominating Committee

•  Work with Barrick’s Corporate Secretary on governance and disclosure issues that arise from time to time

Sustainable Profitability

•  Maintain Barrick’s position as a leading value creating business

•  Work with Barrick’s internal legal group and others to resolve issues that arise from time to time in partnerships and joint ventures

•  Develop and drive government engagement strategies

•  Protect Barrick’s assets against expropriation and other risks

•  Take a leadership role in litigation and other risk issues that arise from time to time

2021 Accomplishments
Strategic Initiatives

✓   Completed sale or option of seven legacy closure properties in the past 18 months

✓   Successfully completed the Lagunas Norte Sale

✓   Further optimization and simplification of the North America portfolio with the successful completion of the i-80 Asset Swap

✓   Executed four exploration earn-in agreements to secure consolidated land packages totaling approximately 124,000 hectares of highly prospective and underexplored ground in the western Uchi Belt of Northern Ontario with excellent discovery potential

✓   Executed three other exploration earn-in agreements on other highly prospective ground in other highly strategic areas

✓   Successfully acquired six prospecting licenses in areas adjacent to the Bulyanhulu mine, a significant step forward in the Company’s strategy of increasing its investment in new growth opportunities in Tanzania and a further demonstration of the value creation

✓   Drove various initiatives aimed at realizing optimal value from the Reko Diq arbitration award

✓   Continued to take a leadership role to progress the extension of the Special Mining Lease in Porgera; the signing of the framework and commencement agreements is a critical step towards the planned reopening of the Porgera mine in 2022

✓   Drove various multi-disciplinary teams in our assessment and pursuit of a number of promising external growth opportunities

✓   Led a number of processes involving disposals of other non-core assets, including the disposition of four closure sites for a combination of up front consideration, liability assumptions and future upside participation

✓   Led the completion of the sales of the remaining Acacia exploration assets in Africa, the termination of Acacia joint ventures in Burkina Faso, and the sale of a portfolio of royalties received on the sale of various Acacia exploration assets

Operational Excellence

✓   Provided guidance and counsel to the President and Chief Executive Officer and executive leadership team on various strategic matters that arose from time to time throughout the year

✓   Worked with the leadership teams in our North America, Latin America and Asia Pacific, and Africa and Middle East regions on structuring, negotiating, and closing numerous strategic initiatives, including various sales, multiple growth opportunities, and risk matters that arose throughout the year

✓   Provided strategic oversight and direction on various litigation, regulatory, and other risk-related matters

✓   Worked closely with Barrick’s General Counsel on various matters throughout the year

✓   Provided guidance to Barrick’s Corporate Secretary regarding various governance and disclosure issues throughout the year

Sustainable Profitability

✓   Worked closely with Barrick’s President and Chief Executive Officer, General Counsel, and others on joint venture issues that arose from time to time

✓   Played a key role in the delivery of the Barrick’s 2021 strategic and operational objectives

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Chief Operating Officer, Latin America and Asia Pacific

Mr. Mark Hill was appointed Chief Investment Officer on September 12, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, Mr. Hill was appointed Chief Operating Officer, Latin America and Asia Pacific. In determining Mr. Hill’s API award for 2021, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Hill’s contributions in advancing our 2021 financial and strategic priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 84% was appropriate and awarded Mr. Hill an API of $1,819,961. The Compensation Committee’s considerations are summarized in the tables below.

The Chief Operating Officer, Latin America and Asia Pacific’s 2021 Initiatives
Strategic Initiatives

•  Through effective mineral resource management and exploration, support conversion pipeline to replace resources inclusive of reserves

•  Progress growth projects, including the Pueblo Viejo Plant Expansion and Mine Life Extension Project, the Veladero Power Transmission Project and the Zaldivar CuproChlor Chloride Leach Project

•  Complete the Laguna Norte Sale

•  Advance the optimization of the Zaldivar life of mine plan

•  Support the evaluation of external growth opportunities for Barrick

•  Work with the President and Chief Executive Officer; the Senior Executive Vice-President, Strategic Matters; as well as Barrick’s internal legal team to support the implementation of the framework and commencement agreements for the planned reopening of the Porgera mine and the Company’s legal and governmental engagement strategy in Papua New Guinea

Operational Excellence

•  Deliver on Barrick’s 2021 business plan for the Latin America and Asia Pacific region

•  Lead the strategy and team effectiveness workshops and quarterly reviews across the region

•  Right-size the team and upgrade site leadership and management capabilities

•  Drive and accelerate project completion across the region

•  Increase cash flow from operations

•  Manage and improve environmental and safety performance across all the Latin America and Asia Pacific region

•  Deliver successful implementation of SAP, Element, and OneStream across the Latin America and Asia Pacific region

Sustainable Profitability

•  Effectively manage government relationships across the Latin America and Asia Pacific region, building relationships and establishing Barrick as a trusted partner to secure Barrick’s license to operate

•  Ensure ESG and sustainability are operational imperatives and drive the development of GHG emissions reduction strategies across the region, improve water efficiencies and recycling, and promote a Zero Harm workplace

•  Support the implementation of the Responsible Gold Mining Principles and the ICMM Mining Principles

•  Develop and implement a tailings management plan

•  Assess and develop leadership capabilities across the Latin America and Asia Pacific regional team and at the operations

•  Advance human capital management strategy including organizational structure review, succession planning, competency and language-based training, and diversity programs

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2021 Accomplishments
Strategic Initiatives

✓   Progressed the 10-year plan to deliver sustainable production for the Latin America and Asia Pacific region

✓   Completed the Phase 6 heap leach facility at Veladero and commenced construction of Phase 7 to further extend the life of the mine beyond 2030 and drive the reduction of the mine’s greenhouse gas emissions in line with Barrick’s global reduction targets of 30% by 2030, while maintaining a steady production profile, and net zero emissions by 2050

✓   Completed construction of the Veladero Power Transmission Project which will supply power from renewable energy sources that will significantly reduce Veladero’s carbon footprint; this is expected to be energized in 2022, subject to final authorization

✓   Continuing to advance a plant expansion and mine life extension project designed to extend the life of the Pueblo Viejo mine to 2040 and beyond, further enabling future value creation for the Dominican Republic and its people

✓   Developed new and significant exploration opportunities in new frontiers, including in Japan, Guyana, and the Guiana Shield

✓   Completed construction of the Zaldivar Chloride Leach Project in January 2022; the plant is currently being operated by the operations team

✓   Supported the completion of the Lagunas Norte Sale

✓   In Papua New Guinea, significant efforts made to progress the extension of the Special Mining Lease; the signing of the framework and commencement agreements is a critical step towards the planned reopening of the Porgera mine in 2022

Operational Excellence

✓   Despite ongoing challenges posed by the Covid-19 pandemic, achieved gold and copper production at the top end of regional guidance and per ounce costs within or below the bottom end of regional guidance in 2021. Regional copper production was within guidance for 2021

✓   Actively managed inventory and reduced holding costs by more than 5%

✓   Held strategic review and team effectiveness sessions at all operations

✓   At Lama, initiated a detailed review and finalizing a drill program with an objective of defining targets that warrant future work, or elimination from ongoing optionality reviews

✓   Appointed Ms. Megan Tibbals as General Manager, Pueblo Viejo as of November 2021

✓   Successfully implemented multiple systems throughout the Latin America and Asia Pacific operations, including SAP, Element, and OneStream to enable greater collaboration globally

Sustainable Profitability

✓   Engaged with government representatives across the Latin America and Asia Pacific region on matters including Covid-19, tax, permitting, local economic development, and legacy environmental liabilities

✓   Recorded no fatalities and no Class 1 or 2 environmental incidents, improved TRIFR and LTIFR year-over-year, and achieved ISO 45001 certification for all operational sites in the region

✓   Reviewed all tailings storage facilities to progress compliance to the Global Industry Standard for Tailings Management for all sites in the region

✓   Completed human rights assessments at Veladero and Pueblo Viejo

✓   Drove greenhouse gas emissions reduction strategies across the region including converting the three lime kilns in Pueblo Viejo from diesel to natural gas and completing the Veladero Power Transmission Project to replace diesel generators

✓   Continued to support local community development projects, including at Veladero, where seven water treatment plants were commissioned in Bella Vista and Villa Iglesia to provide potable water for the communities, benefiting over 7,000 people from Iglesia

✓   Assessed and developed leadership capabilities across the Latin America and Asia Pacific regional team and at the operations and developed a succession plan for all critical roles in the region

✓   Improved diversity through the continued prioritization of recruiting local nationals (now representing 97% of the workforce across the region), as well as the continued drive for gender diversity with women now representing 14% of the workforce (up from 11% in 2020) in the Latin America and Asia Pacific region

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Chief Operating Officer, Africa and Middle East

Mr. Willem Jacobs was appointed Chief Operating Officer, Africa and Middle East on January 1, 2019. In determining Mr. Jacobs, API award for 2021, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Jacobs’ contributions in advancing our 2021 financial and strategic priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 61% was appropriate and awarded Mr. Jacobs an API of $1,140,306. The Compensation Committee’s considerations are summarized in the table below.

The Chief Operating Officer, Africa and Middle East’s 2021 Initiatives
Strategic Initiatives

•  Through effective mineral resource management and exploration, support conversion pipeline to replace resources inclusive of reserves

•  Progress growth projects, including the Bulyanhulu Re-Start Project and Optimization, up the value chain

•  Advance the Updated Feasibility Study for Bulyanhulu

•  Support the evaluation of external growth opportunities for Barrick

•  In collaboration with the Senior Executive Vice-President, Strategic Matters and the General Counsel, complete outstanding matters under the Tanzanian Framework Agreement

•  Develop and execute optimal value plan for Lumwana

•  Optimize the North Mara and Bulyanhulu mine plans to create long-life assets with development flexibility

•  Finalize proposal on Ma’aden joint venture agreement and wider strategy in the region

•  Working with the Group Exploration Executive, commence push into Egypt for entry into the Nubian shield

Operational Excellence

•  Deliver on Barrick’s 2021 business plan for the Africa and Middle East region

•  Update and refine the 10-year plan for the Africa and Middle East region

•  Lead strategy and team effectiveness workshops and quarterly reviews across the region

•  Host, at minimum, bi-annual press days in Mali, Democratic Republic of Congo, and Tanzania

•  Right-size the team and upgrade site leadership and management capabilities

•  Manage and improve environmental and safety performance across the Africa and Middle East region

•  Develop and implement a tailings management plan for the Africa and Middle East region

•  Drive the implementation of SAP across the region

•  Manage inventory holdings to agreed levels on all sites

Sustainable Profitability

•  Effectively manage government relationships across the Africa and Middle East region, building relationships and establishing Barrick as a trusted partner to secure Barrick’s license to operate

•  Continue to build strong working relationship with host governments and communities, particularly in Tanzania

•  Re-establish working relationship with the new Government of the Democratic Republic of Congo

•  In collaboration with the President and Chief Executive Officer and the Group Sustainability Executive, develop and implement a regional sustainability team

•  Support the implementation of the Responsible Gold Mining Principles and the ICMM Mining Principles

•  Assess and develop leadership capabilities across the Africa and Middle East regional team and at the operations

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2021 Accomplishments
Strategic Initiatives

✓   Advanced North Mara and Bulyanhulu closer to Tier One status as a combined complex, potentially adding to the two existing Tier One Gold Assets in the Africa and Middle East region and further bolstering the region’s significant growth potential

✓   Applied to extend the Nielle mining license by a further 10 years to support the drive to add to the life of mine at Tongon

✓   Successfully ramped-up the Gounkoto underground which is the third underground mine of the Loulo-Gounkoto Complex, to continue to grow the operation

✓   Supported the ongoing negotiations on the completion of the Tanzania Framework Agreement, which provides a solid foundation to expand the life of operations as well as other new Tanzanian opportunities

✓   In collaboration with the President and Chief Executive Officer and the Senior Executive Vice-President, Strategic Matters, successfully acquired six prospecting licenses in areas adjacent to the Bulyanhulu mine, a significant step forward in the Company’s strategy of increasing its investment in new growth opportunities in Tanzania and a further demonstration of the value creation potential

Operational Excellence

✓   Despite ongoing challenges posed by the Covid-19 pandemic, achieved gold and copper production at the top end of regional guidance and per ounce costs within regional guidance for 2021

✓   Successfully managed the impact of Covid-19 on the Africa and Middle East operations and implemented protocols, screening, testing, and vaccination awareness campaigns at all operations

✓   Held strategic review and team effectiveness sessions at all operations in the Africa and Middle East region

✓   Recorded no Class 1 or 2 environmental incidents and achieved ISO 45001 certification for all operational sites in the region; one tragic fatality recorded at Tongon

✓   Successfully implemented SAP across the region and in process of implementing SAP in Saudi Arabia

✓   Kibali paid a total of $200 million in dividends in the second half of 2021, providing a mechanism for the repatriation of cash from the Democratic Republic of Congo

Sustainable Profitability

✓   Engaged with government representatives across the Africa and Middle East region on issues including Covid-19, tax, permitting, and local economic development

✓   Completed the landmark restoration of North Mara’s tailings storage facility within its permitted design capacity, complemented by a new high recovery water treatment plant

✓   Continued to make significant progress in dealing with legacy social and environmental issues across the region, including the ongoing settlement of environmental and other issues inherited from the previous operators of the North Mara and Bulyanhulu mines

✓   Continued to make progress on developing conservation and offset projects, including forestry conservation in Zambia and establishing a partnership at the Fina Reserve in Mali

✓   Continued to invest in technological innovation across the region to stay at the forefront of developments in automated mining and low carbon technologies, notably:

•  At Kibali, continued to lead Barrick’s clean energy drive with power sourced from its three continuously upgraded hydropower stations supported by new back-up battery technology

•  At Bulyanhulu, successfully commissioned a world-class analytical photon assay laboratory, the first of its kind in Africa and in Barrick’s global operations, which provides an environmentally friendly, chemical-free, more sustainable replacement for traditional fire assay methods, significantly reducing CO2 emissions and hazardous waste

•  At Loulo-Gounkoto, undertook a socio-economic study and validation workshop to understand community needs and identify major projects for development, the outputs of which will be used to issue a five-year development plan for the Kenieba community

✓   Continued focus on recruiting and upgrading local talent; local nationals now represent 94% of the workforce across the region

✓   Developed and rolled out “train the trainer” programs to empower site security leadership with the knowledge and skills to deliver long-term training to their teams and local public security forces

✓   Established a fully integrated sustainability team throughout the region and strengthened the safety team at all sites as part of active review to promote personal safety.

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Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Executive Chairman and the President and Chief Executive Officer based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard at the end of each year;

•

Provides recommendations to the Board regarding compensation for the Executive Chairman, based on an annual assessment of Barrick’s three-year relative and absolute TSR performance, in consultation with the Lead Director;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Executive Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our NEOs and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices;

•	Reviews, from time to time, the impact on compensation of human capital initiatives; and

•	Reviews the remuneration of the directors, from time to time, to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For a description of the Compensation Committee’s key activities and accomplishments in 2021, see the discussion under “Committees of the Board – Compensation Committee” on page 43.

Composition of the Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Compensation Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Mr. Coleman is the Chair of the Compensation Committee. He has extensive experience as a member of the compensation committee of the board of directors of Papa John’s International, Inc. and was the Chairman of the board of directors of Randgold prior to the Merger. He is Group Head of Banking and a Global Partner of Rothschild & Co. Mr. Coleman is also the Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group. As such, he draws from his extensive boardroom leadership, management, financial, and international business experience to provide relevant compensation and governance-related insights.

•

Mr. Cisneros has extensive experience as the owner and Chairman of Cisneros, a large privately-held conglomerate. In addition, Mr. Cisneros is the Chairman of Barrick’s ESG & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. In addition, Mr. Greenspun is a member of Barrick’s ESG & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

76	Barrick Gold Corporation | 2022 Circular

•

Mr. Harvey has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is the Chairman of the Audit & Risk Committee, which assists in consideration of the issues that are relevant to both committee mandates. In addition, Mr. Harvey is the Lead Director of Barrick’s Board of Directors and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Compensation Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. On March 1, 2019, the Compensation Committee appointed Willis Towers Watson, now known as WTW, as its new independent consultant.

In 2020 and 2021, WTW supported the Compensation Committee with the annual compensation cycle, including a review of the Global Peer Group, a review of compensation design and governance trends among industry peers, a review of executive compensation benchmarking data for certain executive Partner roles, the calculation of TSR performance used to determine the vesting of legacy Randgold RSS and LTIP awards, and an update of the annual compensation risk assessment which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick. In 2021, WTW also supported the Compensation Committee in a review of the PGSU Plan, as well as preparations for the 2021 Circular and shareholder engagement activity.

The Compensation Committee has reviewed WTW’s protocols and is satisfied that the appropriate safeguards are in place to ensure the objectivity and independence of WTW’s consulting advice.

The chart below summarizes the fees paid to WTW in 2021 and 2020 for services provided to the Compensation Committee.

	Executive Compensation-Related Fees provided to the Compensation Committee(1)		All Other Fees for services provided to management(2)
	2021	2020	2021	2020
WTW	$225,369 (85%)	$210,585 (84%)	$41,335 (15%)	$40,224 (16%)

(1)

WTW’s consulting fees are paid pursuant to a fixed-fee retainer for consulting services provided to the Compensation Committee between March 1, 2020 and March 31, 2021 and between April 1, 2021 and March 31, 2022. The value reported for 2021 reflects the annual retainer for WTW’s consulting support from January 1, 2021 to December 31, 2021. WTW’s consulting fees are in Canadian dollars and have been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2021 – 1.2535 and 2020 – 1.3415).

(2)

All Other Fees for services provided to management include the purchase of Argentine, Canadian, and U.S. compensation surveys; membership fees for an executive compensation forum; and actuarial work for Barrick’s United States captive insurance company. Consulting fees for services provided in Argentina for 2020 were in Argentine Pesos and were converted to U.S. dollars using annual exchange rates for 2020 (2020 – 74.2639). Consulting fees for services provided in Canada for 2020 and 2021 are in Canadian dollars and have been converted to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada for the relevant year (2021 – 1.2535 and 2020 – 1.3415). Consulting fees for services provided in the United States are in U.S. dollars.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Compensation Committee must pre-approve any non-compensation services provided by the organization of the independent compensation consultants to ensure that the independence of such consultants is not compromised.

Compensation Peer Group and Benchmarking

As one of the largest gold mining companies in the world, there are no other Canadian publicly-traded gold mining companies that are similar to our size, scope, and complexity. Our Global Peer Group is therefore comprised of 17 global companies that operate in the mining industry (76%) and broader extractive industries (24%), which takes into account Barrick’s existing operational footprint and

Barrick Gold Corporation | 2022 Circular	77

focus on attracting and retaining the best people in the same or analogous industries. The Global Peer Group was developed based on a comprehensive review by the Compensation Committee in 2019 following the Merger and peers were selected based on the criteria below:

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Global Peer Group. In completing this annual review, the Compensation Committee considers:

•	The Global Peer Group’s long-term alignment to the peer selection criteria;

•	Feedback received from shareholders on its composition; and

•	Gold and mining companies that are subject to a similar long-term commodity cycle and price pressures.

Changes to the Global Peer Group are carefully considered and generally made infrequently to allow for consistency and comparability of market data from year to year. In 2021, following a review of shareholder feedback, Apache Corporation, Marathon Oil Corporation, and Wheaton Precious Metals were removed from the Global Peer Group. These changes increased the weighting of global mining companies in the Global Peer Group from 70% to 76% and decreased the weighting of extractive non-mining companies from 30% to 24%. The current 17 Global Peer Group companies are shown below.

Composition	Company	Country	Primary Industry

Global Mining Companies (76%)	Agnico Eagle Mines Limited	Canada	Gold
	Anglo American plc	United Kingdom	Diversified Metals & Mining
	Anglo Gold Ashanti Ltd.	South Africa	Gold
	Antofagasta plc	United Kingdom	Copper
	BHP Group	Australia	Diversified Metals & Mining
	First Quantum Minerals Ltd.	Canada	Copper
	Freeport McMoran Copper & Gold Inc.	United States	Copper
	Kinross Gold Corporation	Canada	Gold
	Newcrest Mining Limited	Australia	Gold
	Newmont Corporation	United States	Gold
	Rio Tinto Ltd.	United Kingdom	Diversified Metals & Mining
	South32 Limited	Australia	Diversified Metals & Mining
	Teck Resources Limited	Canada	Diversified Metals & Mining

Global Extractive Non-Mining Companies (24%)	Canadian Natural Resources Ltd.	Canada	Oil & Gas Exploration and Production
	Hess Corporation	United States	Oil & Gas Exploration and Production
	Occidental Petroleum Corporation	United States	Oil & Gas Exploration and Production
	Suncor Energy Ltd.	Canada	Integrated Oil & Gas

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Compensation Benchmarking

Barrick is one of the largest gold mining companies in the world and this is reflected in its size relative to the companies included in the 2021 Global Peer Group. Barrick is positioned above the median of the 2021 Global Peer Group based on market capitalization (1.5x), assets (1.2x), and revenues (1.1x). The Compensation Committee considers Barrick’s relative scale and complexity as relevant factors in assessing the appropriateness of pay levels. Therefore, total compensation opportunities are positioned between the median and 75th percentile of the Global Peer Group. Actual total compensation may be higher or lower than the median to 75th percentile range to reflect actual performance delivered and corresponding incentive compensation outcomes. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2021, the Compensation Committee reviewed benchmarking data for the Executive Committee, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of our Executive Committee which at times may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considered shareholder and governance views, the overall economic climate and business environment, retention needs, experience, and potential for future advancement. Additionally, the Compensation Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Global Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Global Peer Group as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2021, the Compensation Committee was presented with an update of the annual compensation risk assessment conducted by WTW, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors, management, and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our NEOs	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our NEOs	✓	We regularly and proactively engage with our shareholders and consider their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

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What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Enhanced Clawback Policy

Barrick has adopted an Incentive Compensation Recoupment Policy (Clawback Policy) that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under the Clawback Policy, we may recoup certain incentive compensation paid to our Executive Chairman, NEOs, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, NEOs, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

The Clawback Policy also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

NEO Share Ownership Requirements

Our partnership culture requires that our Partners be owners; we expect Partners to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and something that all of our Partners embrace.

Reflecting this philosophy, Barrick has implemented minimum share ownership requirements for our NEOs, including the President and Chief Executive Officer (10 times salary), Senior Executive Vice-President, Chief Financial Officer (five times salary), Senior Executive Vice-President, Strategic Matters (five times salary), Chief Operating Officer, Latin America and Asia Pacific (five times salary), and Chief Operating Officer, Africa and Middle East (five times salary). The minimum share ownership requirements extend to other Partners, including the Chief Operating Officer, North America, Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers. To further underscore our commitment to maintaining market-leading share ownership requirements, in 2021, we introduced an enhanced share ownership requirement subject to which all of our Partners, including our NEOs, are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares.

All Partners have until the later of five years from the date they become a Partner and February 2025 to meet the share ownership requirements. Barrick Shares held by our NEOs and Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust and nominee accounts (including vested share-based awards from Randgold legacy plans that were granted prior to the Merger), unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. The share ownership requirements for our NEOs and Partners is evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle each February, after the end of the most recently completed financial year.

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In the table below, share ownership has been evaluated as at December 31, 2021 and March 1, 2022 to take into consideration the LTI grants that were made to our NEOs in February 2022 for their 2021 performance. All NEOs met their minimum share ownership requirements as at December 31, 2021 and March 1, 2022. All NEOs met their enhanced share ownership requirements as at March 1, 2022.

2021 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
D. Mark Bristow President and Chief Executive Officer(3)	10x	December 31,	$107,011,344	$11,919,783	$1,915,998	Nil	$120,847,125	67.1x
		2021	(5,632,176)	(627,357)	(100,842)	(Nil)	(6,360,375)
		March 1,	$136,799,694	$15,831,911	$3,500,185	Nil	$156,131,790	86.7x
		2022	(5,831,189)	(674,847)	(149,198)	(Nil)	(6,655,234)
Graham P. Shuttleworth Senior Executive Vice- President, Chief Financial Officer(4)	5x	December 31,	$12,209,457	$4,434,847	$842,631	Nil	$17,486,935	23.3x
		2021	(642,603)	(233,413)	(44,349)	(Nil)	(920,365)
		March 1,	$16,809,911	$5,974,183	$1,398,451	Nil	$24,182,545	30.2x
		2022	(716,535)	(254,654)	(59,610)	(Nil)	(1,030,799)
Kevin J. Thomson Senior Executive Vice- President, Strategic Matters(5)	5x	December 31,	$4,254,518	$4,559,145	Nil	Nil	$8,813,663	11.8x
		2021	(223,922)	(239,955)	(Nil)	(Nil)	(463,877)
		March 1,	$6,298,564	$6,045,853	Nil	Nil	$12,344,417	15.4x
		2022	(268,481)	(257,709)	(Nil)	(Nil)	(526,190)
Mark F. Hill Chief Operating Officer, Latin America and Asia Pacific(6)	5x	December 31,	$2,524,720	$3,846,854	Nil	Nil	$6,371,574	8.9x
		2021	(132,880)	(202,466)	(Nil)	(Nil)	(335,346)
		March 1,	$3,989,889	$5,372,692	Nil	Nil	$9,362,581	13.2x
		2022	(170,072)	(229,015)	(Nil)	(Nil)	(399,087)
Willem J. Jacobs Chief Operating Officer, Africa and Middle East(7)	5x	December 31,	$580,127	$3,006,484	Nil	Nil	$3,586,611	5.7x
		2021	(30,533)	(158,236)	(Nil)	(Nil)	(188,769)
		March 1,	$2,143,845	$4,476,614	Nil	Nil	$6,620,459	10.6x
		2022	(91,383)	(190,819)	(Nil)	(Nil)	(282,202)

(1)	The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 31, 2021 ($19.00) and March 1, 2022 ($23.46).

(2)

For the purposes of determining the share ownership requirements as at December 31, 2021, the 2021 annual pre-tax base salary has been used for Messrs. Bristow ($1,800,000); Shuttleworth ($750,000); Thomson ($750,000); Hill (Cdn $900,000); and Jacobs ($625,000). For Mr. Hill, his 2021 annual base salary was converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.2535). For the purposes of determining the share ownership requirements as at March 1, 2022, the 2022 annual pre-tax base salary has been used for Messrs. Bristow ($1,800,000); Shuttleworth ($800,000); Thomson ($800,000); Hill (Cdn $900,000); and Jacobs ($625,000). For Mr. Hill, his 2022 annual base salary was converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on March 1, 2022 (1.2708).

(3)

As at March 1, 2022, Mr. Bristow owns 5,329,963 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow also holds 49,310 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares, which vested on January 1, 2021 based on the Compensation Committee’s assessment of the performance condition, are subject to a two-year hold period ending on January 1, 2023. Mr. Bristow also holds 145,327 Barrick Shares pursuant to the Randgold Long-Term Incentive Plan (LTIP). These Barrick Shares, which vested on May 15, 2021 based on the Compensation Committee’s assessment of the performance condition, are subject to a two-year hold period ending on May 15, 2023. For additional information, see “Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 58. Mr. Bristow’s total ownership position of Barrick Shares is worth 76 times his base salary as at March 1, 2022 and 760% of his total share ownership requirement.

(4)

As at March 1, 2022, Mr. Shuttleworth holds 662,438 Barrick Shares directly. In addition, Mr. Shuttleworth holds 9,646 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares, which vested on January 1, 2021 based on the Compensation Committee’s assessment of the performance condition, are subject to a two-year hold period ending on January 1, 2023. Mr. Shuttleworth also holds 44,451 Barrick Shares pursuant to the Randgold Long-Term Incentive Plan (LTIP). These Barrick Shares, which vested on May 15, 2021 based on the Compensation Committee’s assessment of the performance condition, are subject to a two-year hold period ending on May 15, 2023. For additional information, see “Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 58. Mr. Shuttleworth’s total ownership position of Barrick Shares is worth 21 times his base salary as at March 1, 2022 and 420% of his total share ownership requirement.

(5)	As at March 1, 2022, Mr. Thomson held 268,481 Barrick Shares directly worth approximately 7.9 times his base salary and 157% of his total share ownership requirement.

(6)	As at March 1, 2022, Mr. Hill held 170,072 Barrick Shares directly worth approximately 5.6 times his base salary and 113% of his total share ownership requirement.

(7)	As at March 1, 2022, Mr. Jacobs held 91,383 Barrick Shares directly worth approximately 3.4 times his base salary and 69% of his total share ownership requirement.

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Shareholder Return Performance Graphs

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2016 to December 31, 2021

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2016 with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2016	2017	2018	2019	2020	2021

Barrick (TSX:ABX)	$100	$85.21	$87.69	$115.73	$140.98	$121.45

S&P/TSX Composite Index	$100	$109.08	$99.39	$122.09	$128.93	$161.36

S&P/TSX Global Gold Index	$100	$101.35	$97.86	$138.28	$168.83	$159.84

82	Barrick Gold Corporation | 2022 Circular

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2016 to December 31, 2021

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2016 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index, the MSCI World Metals & Mining Index, and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index, the PHLX Gold & Silver Sector (XAU) Index, and the MSCI World Metals & Mining Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2016	2017	2018	2019	2020	2021

Barrick (NYSE:GOLD)	$100	$91.20	$86.63	$119.96	$148.94	$129.03

S&P 500 Index	$100	$121.82	$116.47	$153.13	$181.29	$233.28

PHLX Gold & Silver Sector Index	$100	$108.78	$90.93	$139.01	$189.12	$176.61

MSCI World Metals & Mining Index	$100	$133.29	$113.63	$140.32	$175.95	$203.02

Barrick Gold Corporation | 2022 Circular	83

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2016 to December 31, 2021

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the information circular for the relevant year. Total 2018 compensation for all NEOs in 2018 was included to enable year-over-year comparability. For 2021, the total compensation for all NEOs were included and this information is disclosed in the “Summary Compensation Table” on page 86 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2016	2017	2018	2019	2020	2021

Barrick (TSX:ABX)	$100	$85.21	$87.69	$115.73	$140.98	$121.45

Barrick (NYSE:GOLD)	$100	$91.20	$86.63	$119.96	$148.94	$129.03
Five-Year Change in NEO Total Compensation
	2016	2017	2018	2019	2020	2021

NEO Total Compensation (Indexed to 2016 Compensation)	100.00 (Index Year)	91.77 -8%	110.89 11%	153.32 53%	173.51 74%	138.68 39%

NEO Total Compensation (U.S. millions)	$25.73	$23.61	$28.53	$39.44	$44.64	$35.68

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as assessed through tailored API Scorecards and the Long-Term Company Scorecard. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic objectives, using various metrics including relative and absolute TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

84	Barrick Gold Corporation | 2022 Circular

Barrick’s vision is to become the world’s most valued gold and copper mining business, by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Driven by a proven strategy and a management team committed to value creation, Barrick continued to deliver solid execution against the targets we outlined when the Merger was announced in September 2018.

•

Our industry-leading global portfolio of six Tier One Gold Assets delivered solid performance through 2021, with our major growth projects at Pueblo Viejo, Goldrush and Turquoise Ridge all continuing to advance. The foundation for North Mara and Bulyanhulu to become a potential combined Tier One complex progressed through 2021 with Bulyanhulu ramping up production, following the restart of mining and processing of fresh ore in the second half of 2020. Since completion of the Merger on January 1, 2019, our pursuit of owning only the best assets drove us towards a divestiture strategy that has now delivered value in excess of $1.6 billion from non-core asset sales, including Lagunas Norte in 2021.

•

Barrick’s decentralized and agile structure ensured that we delivered on our gold and copper production guidance for three consecutive years despite the challenges of Covid-19. We maintained a 10-year production outlook that was first introduced in 2020, which continued to highlight a stable production base and ability to generate strong cash flow well into the future.

•

Reflecting our commitment to shareholder returns, our quarterly dividend per share has more than tripled to $0.10 since the announcement of the Merger in September 2018. The payment of a $750 million return of capital distribution over the course of 2021, along with our quarterly dividend payments, has resulted in a total cash return to shareholders of $1.4 billion during the year, which represents the highest annual cash payout to shareholders in Barrick’s history.

•

Our debt repayments over the past eight-and-a-half years total over $10 billion. We first achieved zero debt net of cash at the end of 2020 and have maintained that achievement at the end of 2021, even after record cash returns to shareholders during 2021. We have one of the strongest balance sheets in the industry, robust cash flow generation, no material debt maturities until 2033, a $3 billion undrawn credit facility and a consolidated cash balance of approximately $5.3 billion as at December 31, 2021.

•

Discovery is fundamental to value creation. The unequalled mineral endowment across our extensive land positions provides a strong value foundation at Barrick for decades to come. Our integrated mineral resource management and exploration team continued to delineate significant brownfields expansion potential outside of our 10-year production outlook, while opening up new frontiers of growth across all our regions.

•

Our license to operate is core to our business, with a focus on creating value and delivering social and economic development for our host countries and communities. Demonstrating our commitment to responsible mining, as well as regular transparent ESG reporting, in 2021 we again published our Sustainability Scorecard. This self-imposed scorecard, first introduced in 2020, is industry-leading and designed to ensure that key performance indicators are aligned and measured against strategic priorities.

From 2016 to 2021, market gold prices increased from an average of $1,251 per ounce to an average of $1,799 per ounce, which is reflected in the increase of our share price on the TSX and NYSE over the same period. From the announcement of our nil-premium Merger on September 24, 2018 to December 31, 2021, our share price on the NYSE increased by 81%. By comparison over the same period, the price of the GDX (Van Eck Gold Miners ETF) increased by 71%, while the spot gold price increased by 52%.

In consideration of the notable performance achieved by Barrick in 2021 and the NEOs’ individual contributions to Barrick’s strategic progress, a collective grade of 64 out of 100 was awarded for the Long-Term Company Scorecard and an average score of 80 out of 100 was awarded on the NEOs’ personal API Scorecards. The total compensation awarded to the 2021 NEOs was $35.68 million, compared to $25.73 million in 2016 as a baseline, during which a collective grade of 45 out of 100 was awarded for the Long-Term Company Scorecard and an average score of 72 out of 100 was awarded on the API Scorecards of the 2016 NEOs.

2021 total compensation for our NEOs is 1.7% of Barrick’s adjusted net earnings(1) of $2,065 million, and 0.1% of Barrick’s common shareholder equity of $23,857 million as at December 31, 2021.

(1)

“Adjusted net earnings” is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 104.

Barrick Gold Corporation | 2022 Circular	85

Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2021, 2020, and 2019(1). Our 2021 NEOs are our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; and the Chief Operating Officer, Africa and Middle East. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value(4)	All Other Compen- sation(5)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
D. Mark Bristow	2021	1,800,000	6,912,000	Nil	4,644,000	Nil	966,600	154,215	14,476,815
President and Chief	2020	1,800,000	9,954,049	Nil	5,184,000	Nil	1,047,600	143,198	18,128,847
Executive Officer(6)	2019	1,800,000	9,036,049	Nil	5,400,000	Nil	1,080,000	52,689	17,368,738
Graham P. Shuttleworth	2021	750,000	2,640,000	Nil	1,974,490	Nil	408,673	62,225	5,835,388
Senior Executive Vice-	2020	750,000	4,064,326	Nil	1,965,306	Nil	407,296	55,989	7,242,917
President, Chief	2019	750,000	3,398,394	Nil	1,717,531	Nil	370,130	29,408	6,265,463
Financial Officer(7)
Kevin J. Thomson	2021	750,000	2,640,000	Nil	1,859,694	Nil	391,454	34,846	5,675,994
Senior Executive Vice-	2020	750,000	3,114,375	Nil	1,859,694	Nil	391,454	36,496	6,152,019
President, Strategic	2019	750,000	2,767,531	Nil	1,574,647	Nil	348,697	36,329	5,477,204
Matters(8)
Mark F. Hill	2021	718,020	2,487,830	Nil	1,819,961	Nil	380,697	51,467	5,457,975
Chief Operating Officer,	2020	670,860	2,672,813	Nil	1,622,386	Nil	343,987	39,494	5,349,540
Latin America and Asia	2019	678,240	2,275,722	Nil	1,464,998	Nil	321,486	39,787	4,780,233
Pacific(9)
Willem J. Jacobs	2021	616,667	2,200,000	Nil	1,140,306	Nil	263,546	10,559	4,231,078
Chief Operating Officer,	2020	562,500	2,170,625	Nil	1,411,684	Nil	296,128	10,597	4,451,534
Africa and Middle East(10)	2019	500,000	1,675,000	Nil	990,000	Nil	223,500	10,810	3,399,310

(1)

All compensation is reported in U.S. dollars. Compensation for Messrs. Bristow and Jacobs is denominated in U.S. dollars and paid in U.S. dollars. Compensation for Mr. Shuttleworth is denominated in U.S. dollars and paid in Pound sterling. Compensation for Mr. Thomson is denominated in U.S. dollars and paid in Canadian dollars. Compensation for Mr. Hill is denominated in Canadian dollars and paid in Canadian dollars. For reporting purposes, compensation for Mr. Hill has been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2019 – 1.3269; 2020 – 1.3415; and 2021 – 1.2535).

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. For Mr. Bristow, PGSUs granted on February 14, 2022, February 16, 2021, and February 10, 2020 were denominated in U.S. dollars. RSUs granted on February 14, 2022 and February 11, 2020 pursuant to the 2020 CEO Restructured Retention Award were denominated in U.S. dollars. For Mr. Shuttleworth, PGSUs granted on February 14, 2022 and February 16, 2021 were denominated in U.S. dollars. PGSUs that were granted to Mr. Shuttleworth on March 4, 2020 upon receiving a tax ruling from Revenue Jersey were converted from Pound sterling to U.S. dollars at the Bank of England rate of exchange: i.e., March 3, 2020: 1.2819. RSUs that were granted on February 14, 2022, February 11, 2020, and August 6, 2020 were denominated in U.S. dollars. For Messrs. Thomson and Hill, PGSUs granted on February 14, 2022 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the first trading day following the expiration of the Blackout Period: i.e., February 18, 2022: 1.2734. PGSUs granted on February 16, 2021 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate on the trading day preceding the grant date: i.e., February 12, 2021: 1.2711. PGSUs granted on February 10, 2020 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 14, 2020: 1.3249. For Mr. Jacobs, PGSUs granted on February 14, 2022, February 16, 2021, and February 10, 2020 were denominated in U.S. dollars. Grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the closing share price of Barrick Shares on the TSX or the NYSE on the day preceding the grant date or, for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of Barrick Shares on the TSX or the NYSE on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

86	Barrick Gold Corporation | 2022 Circular

Grants of Share-Based Awards (2019 – 2021)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards
D. Mark Bristow	February 14, 2022*	298,704	48,356
	February 16, 2021*	368,127	Nil
	February 11, 2020*	Nil	97,670
	February 10, 2020	366,938	Nil
Graham P. Shuttleworth	February 14, 2022*	114,089	18,327
	February 16, 2021*	140,604	Nil
	August 6, 2020***	Nil	8,973
	March 4, 2020**	131,726	Nil
	February 11, 2020*	Nil	37,016
Kevin J. Thomson	February 14, 2022	113,843	Nil
	February 16, 2021	140,779	Nil
	February 10, 2020	140,375	Nil
Mark F. Hill	February 14, 2022	107,281	Nil
	February 16, 2021	120,822	Nil
	February 10, 2020	115,429	Nil
Willem J. Jacobs	February 14, 2022	95,074	Nil
	February 16, 2021	97,997	Nil
	February 10, 2020	84,940	Nil

*	Restructured Retention RSU Award (excludes forfeited awards; see page 57 for details)

**	PGSU grant upon receiving tax ruling from Revenue Jersey

***	Adjustment RSU grant (see below for details)

New PGSUs granted after January 1, 2020 vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Barrick Shares acquired with the after-tax value of all PGSUs must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. PGSUs are further described in “2021 Compensation of our Named Executive Officers – Performance Granted Share Units (PGSUs)” beginning on page 54. PGSUs in respect of the 2019 fiscal year were intended to be granted to all NEOs and other Partnership Plan participants on February 10, 2020 (subject to the assessment of the Compensation Committee), but could not be granted on such date to eligible plan participants who are residents of Jersey, including Mr. Shuttleworth, in the absence of a tax ruling from Revenue Jersey relating to the treatment of such PGSUs under applicable tax laws. Following receipt of this tax ruling on March 4, 2020, eligible Partnership Plan participants who are residents of Jersey, including Mr. Shuttleworth, were awarded PGSUs in respect of the 2019 fiscal year based on the Compensation Committee’s assessment of the 2019 Long-Term Company Scorecard on February 10, 2020 and on the same vesting terms as the PGSUs granted to other Partnership Plan participants on February 10, 2020. In recognition of the increases in the market price of the Barrick Shares and the foreign exchange rate between the intended grant date of February 10, 2020 and March 4, 2020, and the desire to ensure that those individuals who received their PGSU grants on March 4, 2020 were no worse off than had they received their PGSU grants on February 10, 2020, Mr. Shuttleworth was awarded an adjustment grant of 8,973 RSUs on August 6, 2020. These adjustment RSUs are subject to the same vesting terms as the PGSUs awarded to Mr. Shuttleworth on March 4, 2020. Additional RSUs are credited to reflect dividends paid on Barrick Shares. The RSUs are further described in Schedule D of this Circular. The restructured retention awards granted to Messrs. Bristow and Shuttleworth on February 11, 2020 vest and become payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that are required to be held until the later of (a) the date the executive retires or leaves the Company, and (b) three years following the date of purchase. The 2022 CEO Restructured Award and the 2022 CFO Restructured Award granted on February 14, 2022 vest and become payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that can only be sold if the President and Chief Executive Officer or the Senior Executive Vice-President, Chief Financial Officer, as applicable, satisfies the applicable share ownership requirement (in which case, only Barrick Shares in excess of the share ownership guideline may be sold) or until he retires or leaves the Company. The 2022 Grants were not granted in respect of the 2021 fiscal year and are therefore not reflected in the Summary Compensation Table. See page 57 for the terms and conditions applicable to the restructured retention awards.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan or Retirement Trust Scheme, as applicable, for compensation (earned in 2021). Employer contributions to the Executive Retirement Plan or Retirement Trust Scheme with respect to the API award earned for the year ended December 31, 2021 are made in February of the following year. No above-market or preferential earnings are credited on any contributions. For Messrs. Bristow and Jacobs, Executive Retirement Plan contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, Executive Retirement Plan contributions are made in Pound sterling and converted to U.S. dollars using the annual average exchange rate reported by the Bank of England for each respective year. For Messrs. Thomson and Hill, Executive Retirement Plan contributions are made in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “Executive Retirement Plans” on page 90 for further details.

(5)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a car allowance, financial counselling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada, Bank of England, or South African Rand annual average exchange rates, as applicable, for each applicable year. In 2021, Messrs. Bristow, Shuttleworth, and Hill received benefits and perquisites in excess of Cdn $50,000. 2021 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•	Mr. Bristow received $154,215 in benefits and perquisites, including medical insurance, life insurance, AD&D coverage and executive disability premiums of $118,862;

•	Mr. Shuttleworth received $62,225 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $29,144 and a car allowance of $16,508;

•	Mr. Thomson received $34,846 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $10,385 and a car allowance of $15,956;

Barrick Gold Corporation | 2022 Circular	87

•	Mr. Hill received $51,467 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $17,046 and a car allowance of $15,956; and

•	Mr. Jacobs received $10,559 in benefits and perquisites, including life insurance, AD&D coverage and executive disability premiums of $9,910.

(6)

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019. On February 11, 2019, in connection with the annual grant process, Mr. Bristow was awarded 396,558 PGSUs (2019 CEO Grant) to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold and copper mining business. In February 2020, following discussions among the Compensation Committee, the independent directors of the Board, and Mr. Bristow, and having regard to his public commitment to continue in his role for at least five years from the Merger, it was mutually determined that the 2019 CEO Grant should be restructured to more closely align the vesting period and the applicable holding conditions with the five-year service commitment period and shareholder value creation over the same period. As part of the restructuring of the 2019 CEO Grant, one-third of the original award granted on February 11, 2019 was retained (132,186 PGSUs with a grant date fair value of $1,800,049). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Bristow retires or leaves the Company, and (b) three years following the date of purchase. On February 11, 2020, another one-third of the original 2019 CEO Grant was replaced with a new grant of 97,670 RSUs, that have a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). The February 11, 2020 grant of RSUs vests 33 months from the date and grant, and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Bristow retires or leaves the Company, and (b) three years following the date of purchase. On February 16, 2021, the final one-third of the original 2019 CEO Grant was replaced with a new grant of 81,267 RSUs, that had a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). Following discussions among the Compensation Committee and the President and Chief Executive Officer, it was mutually determined that Mr. Bristow would forfeit his third and final tranche of the original 2019 CEO Grant and restructure it as potential RSU grants of up to $1,000,000 in each of 2022 and 2023. On February 14, 2022, the Compensation Committee recommended the approval of an initial grant of 48,356 RSUs to the President and Chief Executive Officer under the 2022 CEO Restructured Award with a grant date fair value equal to $1,000,000, which was approved by the independent directors of the Board on February 15, 2022. The 2022 CEO Restructured Award vests 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until Mr. Bristow achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 57.

(7)

Mr. Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer of Barrick effective January 1, 2019. For 2019, Mr. Shuttleworth’s annual salary of £575,000 was redenominated to U.S. dollars ($750,000) and he received a one-time currency adjustment payment of $16,013 in connection with the redenomination of his salary from Pound sterling to U.S. dollars. On February 11, 2019, in connection with the annual grant process, Mr. Shuttleworth was awarded 150,294 PGSUs to reflect his pivotal role in the Merger and the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold. In February 2020, following discussions among the Compensation Committee and Mr. Shuttleworth, it was mutually determined that this award should be restructured in a manner consistent with the President and Chief Executive Officer’s 2019 grant of PGSUs. One-third of the original award granted on February 11, 2019 was retained (50,098 PGSUs with a grant date fair value of $682,208). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. On February 11, 2020, another one-third of the original 2019 CFO Grant was replaced with a new grant of 37,016 RSUs that have a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). The February 11, 2020 grant of RSUs vests 33 months from the date and grant, and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. On February 16, 2021, the final one-third of the original 2019 CFO Grant was replaced with a new grant of 30,800 RSUs, that have a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). Following discussions among the Compensation Committee and the Senior Executive Vice-President, Chief Financial Officer, it was mutually determined that Mr. Shuttleworth would forfeit his third and final tranche of the original 2019 CFO Grant and restructure it as potential RSU grants of up to $379,000 in each of 2022 and 2023. On February 14, 2022, the Compensation Committee recommended the approval of an initial grant of 18,327 RSUs to the Senior Executive Vice-President, Chief Financial Officer under the 2022 CFO Restructured Award with a grant date fair value equal to $379,000, which was approved by the independent directors of the Board on February 15, 2022. The 2022 CFO Restructured Award vests 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 57. PGSUs in respect of the 2019 fiscal year were intended to be granted to all NEOs and other Partnership Plan participants on February 10, 2020 (subject to the assessment of the Compensation Committee), but could not be granted on such date to eligible plan participants who are residents of Jersey, including Mr. Shuttleworth, in the absence of a tax ruling from Revenue Jersey relating to the treatment of such PGSUs under applicable tax laws. Following receipt of this tax ruling on March 4, 2020, eligible Partnership Plan participants who are residents of Jersey, including Mr. Shuttleworth, were awarded PGSUs in respect of the 2019 fiscal year based on the Compensation Committee’s assessment of the 2019 Long-Term Company Scorecard on February 10, 2020 and on the same vesting terms as the PGSUs granted to other Partnership Plan participants on February 10, 2020. In recognition of the increases in the market price of the Barrick Shares and the foreign exchange rate between the intended grant date of February 10, 2020 and March 4, 2020, and the desire to ensure that those individuals who received their PGSU grants on March 4, 2020 were no worse off than if they had received their PGSU grants on February 10, 2020, Mr. Shuttleworth was awarded an adjustment grant of 8,973 RSUs on August 6, 2020. These adjustment RSUs are subject to the same vesting terms as the PGSUs awarded to Mr. Shuttleworth on March 4, 2020.

(8)

Mr. Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. For 2019, Mr. Thomson’s annual salary was denominated in U.S. dollars ($750,000) and he received a one-time currency adjustment payment of $168 in connection with the redenomination of his salary from Canadian dollars to U.S. dollars.

(9)	Mr. Hill was appointed Chief Investment Officer on September 12, 2016 and was appointed Chief Operating Officer, Latin America and Asia Pacific on January 1, 2019.

(10)	Mr. Jacobs was appointed Chief Operating Officer, Africa and Middle East on January 1, 2019.

88	Barrick Gold Corporation | 2022 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2021

None of the NEOs have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2021(1)

The following table provides information for all share-based awards to NEOs outstanding as at December 31, 2021. None of the NEOs have outstanding stock options.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs and RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
D. Mark Bristow

2/10/2020	Nil	Nil		Nil	252,570	$4,798,839	Nil
2/11/2020	Nil	Nil		Nil	100,842	$1,916,005	Nil
2/16/2021	Nil	Nil		Nil	457,525	$8,692,969	Nil
Total(4)	Nil			Nil	810,938	$15,407,813	Nil
Graham P. Shuttleworth

2/11/2020	Nil	Nil		Nil	38,218	$726,148	Nil

3/4/2020	Nil	Nil		Nil	90,266	$1,715,056	Nil

8/6/2020	Nil	Nil		Nil	6,131	$116,489	Nil

2/16/2021	Nil	Nil		Nil	174,505	$3,315,598	Nil
Total(5)	Nil			Nil	309,121	$5,873,290	Nil
Kevin J. Thomson

2/10/2020	Nil	Nil		Nil	96,627	$1,833,015	Nil
2/16/2021	Nil	Nil		Nil	143,329	$2,718,943	Nil
Total(6)	Nil			Nil	239,956	$4,551,958	Nil
Mark F. Hill

2/10/2020	Nil	Nil		Nil	79,456	$1,507,282	Nil

2/16/2021	Nil	Nil		Nil	123,010	$2,333,503	Nil
Total(7)	Nil			Nil	202,466	$3,840,785	Nil
Willem J. Jacobs

2/10/2020	Nil	Nil		Nil	58,466	$1,110,859	Nil
2/16/2021	Nil	Nil		Nil	99,770	$1,895,630	Nil
Total(8)	Nil			Nil	158,236	$3,006,489	Nil

(1)

None of the NEOs have outstanding stock options or DSUs. The amounts shown in the table above for each of the NEOs as at December 31, 2021 include: (i) the aggregate number of unvested PGSUs and RSUs and (ii) the market value of such PGSUs and RSUs based on the closing price of Barrick Shares on December 31, 2021. For PGSUs and RSUs, the closing share price of Barrick Shares is based on the TSX or NYSE on December 31, 2021, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2021 where applicable. The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the respective exchange on the vesting date. The value realized upon vesting of an RSU is equal to the average closing share price of Barrick Shares on the respective exchange during the five trading days preceding the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

PGSUs vest in one-third increments over three years from the date of grant, on the 12-month anniversary, 24-month anniversary, and 33-month anniversary (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the after-tax proceeds are used to purchase Restricted Shares that must be held until attainment of individual share ownership requirements, which include the new additional requirement to retain at least 50% of the share ownership requirement in actual Barrick Shares. RSUs generally vest 33 months from the date of grant unless otherwise specified. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of Barrick Shares on the TSX or NYSE, as applicable as at December 31, 2021 (Cdn $24.05 for TSX awards and $19.00 for NYSE awards).

(4)

Mr. Bristow’s total outstanding share-based awards include 612,752 PGSUs, 14,606 PGSU dividend equivalents, 178,937 RSUs, and 4,643 RSU dividend equivalents. The RSUs were granted on February 11, 2020 and February 16, 2021 pursuant to the 2020 CEO Restructured Award. Following discussions among the Compensation Committee, independent directors of the Board, and Mr. Bristow, it was mutually determined that Mr. Bristow would forfeit the third and final tranche of the 2020 CEO Restructured Award granted on February 16, 2021 and restructure it as potential RSU grants of up to $1,000,000 in each of 2022 and 2023. Subject to continued employment, the February 14, 2022 grant of RSUs vests 33 months from the date of grant and, upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until Mr. Bristow achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 57.

Barrick Gold Corporation | 2022 Circular	89

(5)

Mr. Shuttleworth’s total outstanding share-based awards include 228,421 PGSUs, 4,993 PGSU dividend equivalents, 73,798 RSUs, and 1,909 RSU dividend equivalents. PGSUs in respect of the 2019 fiscal year were intended to be granted to all NEOs and other Partnership Plan participants on February 10, 2020 (subject to the assessment of the Compensation Committee), but could not be granted on such date to eligible plan participants who are residents of Jersey, including Mr. Shuttleworth, in the absence of a tax ruling from Revenue Jersey relating to the treatment of such PGSUs under applicable tax laws. Following receipt of this tax ruling on March 4, 2020, eligible Partnership Plan participants who are residents of Jersey, including Mr. Shuttleworth, were awarded PGSUs in respect of the 2019 fiscal year based on the Compensation Committee’s assessment of the 2019 Long-Term Company Scorecard on February 10, 2020 and on the same vesting terms as the PGSUs granted to other Partnership Plan participants on February 10, 2020. In recognition of the increases in the market price of the Barrick Shares and the foreign exchange rate between the intended grant date of February 10, 2020 and March 4, 2020, and the desire to ensure that those individuals who received their PGSU grants on March 4, 2020 were no worse off than had they received their PGSU grants on February 10, 2020, Mr. Shuttleworth was awarded an adjustment grant of 8,973 RSUs on August 6, 2020. These adjustment RSUs are subject to the same vesting terms as the PGSUs awarded to Mr. Shuttleworth on March 4, 2020. RSUs were also granted on February 11, 2020 and February 16, 2021 pursuant to the 2020 CFO Restructured Award. Following discussions among the Compensation Committee and the Senior Executive Vice-President, Chief Financial Officer, it was mutually determined that Mr. Shuttleworth would forfeit the third and final tranche of the 2020 CFO Restructured Award granted on February 16, 2021 and restructure it as potential RSU grants of up to $379,000 in each of 2022 and 2023. Subject to continued employment, the February 14, 2022 grant vests 33 months from the date of grant and, upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until Mr. Shuttleworth achieves his share ownership requirement (in which case only the excess may be sold) or until he retires or leaves the Company. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 57.

(6)	Mr. Thomson’s total outstanding share-based awards include 234,362 PGSUs and 5,594 PGSU dividend equivalents.

(7)	Mr. Hill’s total outstanding share-based awards include 197,775 PGSUs and 4,691 PGSU dividend equivalents.

(8)	Mr. Jacobs’ total outstanding share-based awards include 154,624 PGSUs and 3,612 PGSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2021

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSUs, and Legacy RSS and LTIP Awards), and (3) the value earned under the API Program.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

D. Mark Bristow	Nil	$10,888,891	$4,644,000

Graham P. Shuttleworth	Nil	$3,331,121	$1,974,490

Kevin J. Thomson	Nil	$3,914,590	$1,859,694

Mark F. Hill	Nil	$3,475,863	$1,819,961

Willem J. Jacobs	Nil	$578,857	$1,140,306

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For Messrs. Bristow and Shuttleworth, the value of the legacy 2017 RSS award and 2018 LTIP award that vested in 2021 (denominated in U.S. dollars) is determined by multiplying the number of legacy RSS and LTIP awards that vested (38.2% of the number of RSS and LTIP awards that were granted by Randgold in 2017 and 2018 respectively and assumed by Barrick upon the completion of the Merger on January 1, 2019), by the closing share price of Barrick Shares on the NYSE on the relevant vesting date, pursuant to the terms of the Legacy RSS Awards and Legacy LTIP Awards. Upon vesting, Barrick Shares are subject to a further two-year hold period from the date of vesting. For Messrs. Bristow, Shuttleworth, and Jacobs, the value of PGSUs that vested in 2021 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the NYSE on the vesting date pursuant to the PGSU Plan. For Messrs. Thomson and Hill, the value of PGSUs that vested in 2021 (denominated in Canadian dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold. For Mr. Shuttleworth, the value of adjustment RSUs that vested in 2021 (denominated in U.S. dollars) is determined by multiplying the number of RSUs that vested by the average closing share price of Barrick Shares on the NYSE on the five trading days prior to the vesting date. Upon vesting, the after-tax proceeds of the RSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of the individual share ownership requirement may be sold.

(3)	The value of non-equity incentive plan awards earned during the year represents the API earned for 2021 performance.

Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for participants in Jersey and Mauritius, including for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer.

All NEOs participate in the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, and do not participate in any other Barrick retirement plan.

90	Barrick Gold Corporation | 2022 Circular

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. For Messrs. Bristow and Shuttleworth, there is no fixed rate of return applicable for contributions to the Retirement Trust Scheme. For Messrs. Thomson, Hill, and Jacobs, Executive Retirement Plan contributions accumulate with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2021, this interest rate was 1.32%. No above-market or preferential earnings were paid out.

Executive Retirement Plan participants are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Payouts upon retirement from the Retirement Trust Scheme are subject to local tax rules which may vary based on the tax jurisdiction. Currently, Retirement Trust Scheme participants who retire between the age of 50 and 75 are entitled to select from among multiple payout options consistent with the tax laws in effect in Jersey.

Currently, all NEOs are eligible to receive payouts under the Executive Retirement Plan or the Retirement Trust Scheme, as applicable, upon retirement.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account. If the participant dies prior to retirement, the account balance will be paid out to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 95 for information on payments made upon termination following a Change in Control.

Defined Contribution Plan Table as at December 31, 2021(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

D. Mark Bristow(3)	$1,367,792	$1,047,600	$2,166,344

Graham P. Shuttleworth(3)	$522,970	$438,268	$999,792

Kevin J. Thomson	$2,038,268	$415,724	$2,489,062

Mark F. Hill	$1,204,693	$368,168	$1,593,359

Willem J. Jacobs	$311,963	$304,253	$623,209

(1)

For Messrs. Bristow and Jacobs, contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, contributions are denominated in Pound sterling and are converted from Pound sterling to U.S. dollars using the exchange rates reported by the Bank of England. For Messrs. Thomson and Hill, contributions are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the exchange rates reported by the Bank of Canada. The applicable exchange rates are shown below:

(a)

Accumulated Value at Start of Year – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7327 on December 31, 2020. For Messrs. Thomson and Hill, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange of 1.2732 on December 31, 2020;

(b)

Compensatory Value – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England annual average exchange rate for 2021 of 0.7269. For Messrs. Thomson and Hill, converted from Canadian dollars to U.S. dollars based on the Bank of Canada annual average exchange rate for 2021 of 1.2535; and

(c)

Accumulated Value at Year End – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7420 on December 31, 2021. For Messrs. Thomson and Hill, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.2678 on December 31, 2021.

(2)

Pursuant to the Executive Retirement Plan and Retirement Trust Scheme arrangement, an amount equal to 15% of an officer’s salary and API received during the year is accrued until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2021 reflected in the table above for Messrs. Bristow, Shuttleworth, Thomson, Hill, and Jacobs includes 15% of the salary earned in 2021, as well as 15% of the 2020 API that was awarded in February 2021.

(3)

In early 2021, the total accumulated Executive Retirement Plan balance for Messrs. Bristow and Shuttleworth, respectively, was transferred to the Retirement Trust Scheme. Contributions into the Retirement Trust Scheme arrangement for 2021 were in line with the Executive Retirement Plan, being 15% of salary and API received during the year. The accumulated value at year-end for Messrs. Bristow and Shuttleworth reflects the total accumulated value in the Retirement Trust Scheme arrangement, net of tax withholdings to satisfy U.S. tax obligations.

Barrick Gold Corporation | 2022 Circular	91

Potential Payments Upon Termination

Termination Provisions for Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2021, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 95 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to statutory and common law entitlements (as applicable), subject to NEO terms of employment(3)

Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis, subject to NEO terms of employment(3)

Unvested Legacy Performance Granted Share Units (Legacy PGSUs)(4)

All unvested Legacy PGSUs continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

For retirement, continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details). For termination due to death or disability, vest on the termination date or date of death, as applicable

All unvested PGSUs lapse and are forfeited

Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

Unvested New Performance Granted Share Units (New PGSUs)(4)	All unvested New PGSUs lapse and are forfeited

For retirement, which is defined as age 60 for the purposes of the Plan, same as unvested Legacy PGSUs. If retirement, on or after the age of 60, occurs prior to a Change in Control, all unvested New PGSUs vest and are paid out on or before the Change in Control; unvested New PGSUs are otherwise forfeited

For termination due to death or disability, same as unvested Legacy PGSUs

			Same as unvested Legacy PGSUs	Prorated portion of unvested New PGSUs vest based on actual performance achieved and proportion of vesting period in Barrick’s employment; all remaining unvested New PGSUs lapse and are forfeited

92	Barrick Gold Corporation | 2022 Circular

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)

Vested Performance Granted Share Units that are held as Restricted Shares	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable	Restricted Shares will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)

Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan, Compensation Committee has discretion to accelerate vesting of unvested RSUs; otherwise forfeited

Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable	Entitled to receive the total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(3)

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

(3)	See the footnotes to the table under the heading “Potential Payments Upon Termination” below for more information.

(4)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of retirement, the Compensation Committee must be satisfied that the NEO has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our NEOs who retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date.

Barrick Gold Corporation | 2022 Circular	93

Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2021. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable or the value of continued equity vesting pursuant to the relevant plans, as they are not considered to be incremental benefits to our NEOs.

Incremental Compensation	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill(4)	W. Jacobs(4)

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	$40,749,674	$15,231,426	$14,843,648	$1,546,497	$1,195,631

Retirement(5)	$1,866,592	Nil	Nil	Nil	Nil

Termination Upon Death or Disability(6)	$13,786,391	$5,255,771	$4,551,958	$3,840,785	$3,006,489

(1)

Pursuant to his termination arrangement, in the event of a termination without cause in 2021 or prior to the granting of API and LTI awards in 2022 in respect of the 2021 performance year, Mr. Bristow is entitled to receive a severance payment equal to two times base salary ($1,800,000), plus two times an amount equal to the average of his 2019 and 2020 API, plus payment of Retirement Trust Scheme contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Bristow’s life insurance, medical coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to outplacement services has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2021 (1.2678). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2021 to the date of his termination. For API, he is entitled to an amount based on the greater of the average of his 2019 and 2020 API and the result of his individual API scorecard for 2021 as determined by the Board following year-end results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Bristow does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2021 includes $11,919,799, which represents the incremental value of the unvested PGSUs as at December 31, 2021.

(2)

Pursuant to his termination arrangement, in the event of a termination without cause in 2021 or prior to the granting of API and LTI awards in 2022 in respect of the 2021 performance year, Mr. Shuttleworth is entitled to receive a severance payment equal to two times base salary ($750,000), plus two times an amount equal to the average of his 2019 and 2020 API, plus payment of Retirement Trust Scheme contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Shuttleworth’s life insurance, medical coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to the automobile benefit has been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2021 (0.7420). The estimated value of the compensation of loss of benefits in relation to outplacement services has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2021 (1.2678). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2021 to the date of his termination. For API, he is entitled to an amount based on the greater of the average of his 2019 and 2020 API and the result of his individual API scorecard for 2021 as determined by the Board following the end of year results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. API and LTI values for 2019 have been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2021 (0.7420). API and LTI values for 2020 and 2021 are denominated in U.S. dollars. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Shuttleworth does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2021 includes $4,434,866, which represents the incremental value of the unvested PGSUs as at December 31, 2021.

(3)

Pursuant to his termination arrangement, in the event of a termination without cause in 2021 or beyond, Mr. Thomson is entitled to a severance payment equal to two times base salary ($750,000), plus two times an amount equal to the average of his 2018, 2019, and 2020 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as at December 31, 2021 (1.2678). Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2021 to the date of his termination. For API, he is entitled to the greater of the average of his 2018, 2019, and 2020 API and the result of his individual API scorecard for 2021, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars as applicable based on the Bank of Canada daily average exchange rate as of December 31, 2021 (1.2678). API and LTI values for 2019 have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada exchange rate as of December 31, 2021 (1.2678). API and LTI values for 2020 and 2021 are denominated in U.S. dollars. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Thomson does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2021 includes $4,551,958, which represents the incremental value of the unvested PGSUs as at December 31, 2021.

(4)

In the event of a termination without cause and pursuant to the PGSU Plan, Messrs. Hill and Jacobs are entitled to a prorated portion of unvested New PGSUs (i.e., those granted after January 1, 2020) based on actual performance achieved and the proportion of the vesting period in Barrick’s employment. All remaining unvested New PGSUs lapse and are forfeited.

(5)

In the event of retirement, Mr. Bristow is entitled to accelerated vesting of unvested RSUs pursuant to the terms of the Long-Term Incentive Plan. The value of accelerating the vesting of unvested RSUs is calculated as a product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $18.51 (the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the date of assumed vesting, December 31, 2021, pursuant to the Long-Term Incentive Plan).

(6)

The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs and PGSUs. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $18.51 (the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the date of assumed vesting, December 31, 2021, pursuant to the Long-Term Incentive Plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) for TSX-Tracking PGSUs, $18.97 (the closing share price of Barrick Shares on the TSX on December 31, 2021, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2021, pursuant to the PGSU Plan); for NYSE-Tracking PGSUs, $19.00 (the closing share price of Barrick Shares on the NYSE on December 31, 2021, pursuant to the PGSU Plan).

94	Barrick Gold Corporation | 2022 Circular

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that the NEOs and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or employment is deemed to have been terminated for Good Reason (defined on page 97) at any time within two years following a Change in Control (defined on page 96). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the NEO or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same as in non-Change in Control situations.

Pursuant to the termination agreements for Messrs. Bristow, Shuttleworth, and Thomson, they are entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to their respective termination agreements. See footnotes 1, 2, and 3, respectively, in the “Potential Payments Upon Termination” table on page 94 for a summary of the provisions applicable to these individual termination agreements.

The table below outlines a comparison of the standard severance treatment applicable to our NEOs and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Termination in Connection with Change in Control

Lump Sum Cash Severance Payment (1)

Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus statutory and common law entitlements (as applicable), subject to NEO terms of employment(4)

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not received an API payment prior to the Change in Control, one-half of the maximum API opportunity), plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not been granted PGSUs prior to the Change in Control, one-half of the maximum LTI opportunity)

Performance Granted Share Units (PGSUs) (1,2)

Unvested Legacy PGSUs continue to vest according to normal vesting schedule, provided that the employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares

For unvested New PGSUs, the prorated portion vests based on actual performance achieved and proportion of vesting period under employment; all remaining unvested New PGSUs lapse and are forfeited

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Retirement Benefits	The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable

The total amount accrued under the Executive Retirement Plan or Retirement Trust Scheme, as applicable, plus two times the annual contribution that would have been credited under the Executive Retirement Plan, Retirement Trust Scheme, or a retirement contribution plan for the full fiscal year in which employment ceases

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Provision	Termination Without Cause	Termination in Connection with Change in Control

Benefits and Perquisites	Cease, subject to statutory and common law entitlements (as applicable) and NEO terms of employment(4)

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the NEO or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the NEO or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the NEO or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the NEO or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the NEO or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other Voting Securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs.

(4)	See the footnotes to the table under the heading “Potential Payments Upon Termination” above for more information.

Other Terms and Provisions

The Change in Control Plan prohibits NEOs and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. NEOs and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

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(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our NEOs in the circumstance of a termination within two years following a Change in Control. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the NEO’s employment terminated on December 31, 2021. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as they are not considered to be incremental benefits to our NEOs.

Incremental Compensation	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	M. Hill	W. Jacobs

a) Change in Control (Termination)

Cash Severance(4):

Annual Total Direct Compensation	$14,787,000	$5,674,310	$5,190,183	$4,695,735	$3,748,654

API Award	$5,400,000	$2,250,000	$2,250,000	$2,129,760	$1,875,000

Incremental Executive Retirement Plan or Retirement Trust Scheme Contributions, as applicable	$2,127,600	$806,795	$761,170	$725,422	$547,753

Unvested Equity Acceleration:

RSUs(5)	$1,866,592	$820,905	Nil	Nil	Nil

PGSUs(6)	$11,919,799	$4,434,866	$4,551,958	$3,840,785	$3,006,489

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(7)	$298,499	$99,807	$59,528	$78,186	$21,117

Job Relocation Counselling Service (up to 18 months)(8)	$15,776	$11,832	$11,832	$11,832	$11,832

Total	$36,415,266	$14,098,515	$12,824,671	$11,481,720	$9,210,845

b) Change in Control (No Termination)

Total	Nil	Nil	Nil	Nil	Nil

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(1)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2021, Mr. Bristow would have been entitled to receive $40,749,674, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(2)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2021, Mr. Shuttleworth would have been entitled to receive $15,231,426, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(3)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2021, Mr. Thomson would have been entitled to receive $14,843,648, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(4)

For the purposes of this analysis, the Cash Severance for each NEO is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 95. For Messrs. Bristow and Jacobs, the amount is denominated in U.S. dollars. For Mr. Shuttleworth, applicable amounts are converted from Pound sterling to U.S. dollars based on the Bank of England daily average rate of exchange as of December 31, 2021 (0.7420). For Mr. Thomson, applicable amounts are converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2021 (1.2678). For Mr. Hill, the amount is converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2021 (1.2678).

(5)

The amounts stated in the table represent the product of: (a) the number of RSUs whose restrictions lapsed because of the Change in Control termination and (b) $18.51 (the average closing price of Barrick Shares on the NYSE, on the five trading days prior to the date of assumed vesting, December 31, 2021, pursuant to the Long-Term Incentive Plan).

(6)

The amounts stated in the table represent the product of: (a) the number of PGSUs whose restrictions lapsed because of the Change in Control termination, and (b) for TSX-Tracking PGSUs, $18.97 (the closing share price of Barrick Shares on the TSX on December 31, 2021, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2021, pursuant to the PGSU Plan); for NYSE-Tracking PGSUs, $19.00 (the closing share price of Barrick Shares on the NYSE on December 31, 2021, pursuant to the PGSU Plan).

(7)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each NEO. Barrick will also provide cash payment in lieu of an automobile benefit for a two-year period for each NEO. For Mr. Bristow, the annual amounts shown are denominated in U.S. dollars. For Mr. Shuttleworth, the annual amounts shown are denominated in U.S. dollars except for the automobile benefit, which has been converted from Pound sterling to U.S. dollars based on the Bank of England daily average exchange rate as of December 31, 2021 (0.7420). For Messrs. Thomson and Hill, the annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2021 (1.2678). The total costs have then been multiplied by two for each of Messrs. Bristow, Shuttleworth, Thomson, Hill, and Jacobs pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health / Medical	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

M. Bristow	$118,862	$10,387	$20,000	$149,249	2x	$298,499

G. Shuttleworth	$29,144	$4,587	$16,172	$49,903	2x	$99,807

K. Thomson	$7,677	$6,310	$15,776	$29,764	2x	$59,528

M. Hill	$17,007	$6,310	$15,776	$39,093	2x	$78,186

W. Jacobs	$9,910	$649	Nil	$10,559	2x	$21,117

(8)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Mr. Bristow, Cdn $15,000 for Messrs. Shuttleworth, Thomson, Hill, and Jacobs, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2021 (1.2678).

98	Barrick Gold Corporation | 2022 Circular

2021 Compensation of the Executive Chairman

The Executive Chairman’s compensation framework includes an annual base salary of $2,500,000; eligibility for an annual LTI award up to a maximum opportunity of 175% of base salary with payout 100% linked to Barrick’s relative TSR performance versus the MSCI Index over a three-year lookback period (with at least 60% of any LTI award to be delivered in After-Tax Shares that are subject to market-leading holding requirements and our Clawback Policy); annual Company contributions to the Executive Retirement Plan equal to 15% of base salary; as well as other benefits and perquisites including health, dental, life, disability, and accidental death and dismemberment coverage. Details of the Executive Chairman’s LTI Framework, which took effect as of January 1, 2020, are further described below.

LTI Approach for the Executive Chairman

LTI opportunity is capped at 175% of salary

In 2020, the Compensation Committee, in consultation with its independent compensation consultant, WTW, reviewed 25th percentile, median, and 75th percentile top executive pay from our Global Peer Group and the broader market, including companies with both Chief Executive Officer and Executive Chairman roles.

The Compensation Committee considered several factors to determine the appropriate LTI opportunity for the Executive Chairman, including the return to his core responsibilities of guiding Barrick’s business decisions on a macro level, the value of his individual contributions, and benchmarking data, without placing specific emphasis on any one factor. The Executive Chairman’s LTI opportunity is capped at 175% of base salary or $4.375 million, a material reduction from 2018. The maximum LTI opportunity is reviewed annually to ensure that it remains commensurate with the Executive Chairman’s role and contribution to Barrick.

LTI award is determined based on three-year relative and absolute TSR performance versus the MSCI Index

100% of the value of LTI delivered to the Executive Chairman is tied to Barrick’s three-year relative and absolute TSR performance versus the MSCI Index. We set the highest performance standards and therefore LTI is only awarded if Barrick both outperforms the median TSR of the MSCI Index and delivers positive total shareholder returns over a three-year performance period. We believe that the satisfaction of both of these requirements reflects the long-term nature of Barrick’s business model and investment horizon. Above median performance is incrementally rewarded using a straight-line vesting schedule to promote a shared experience between our Executive Chairman and our fellow owners. LTI awards are not guaranteed.

Highlights of how relative and absolute TSR will drive the Executive Chairman’s LTI:

✓   No LTI is awarded if Barrick’s relative TSR performance is below the median of the MSCI Index.

✓   Full vesting is only achieved if Barrick’s relative TSR significantly outperforms the median TSR of MSCI Index constituents (i.e., at 75th percentile or greater).

✓   LTI awards are capped at 50% of maximum if Barrick outperforms the median TSR of the MSCI Index constituents, but does not deliver positive TSR over the same three-year performance period.

At least 60% of the LTI award is delivered in After-Tax Shares that are subject to market-leading holding requirements and clawback

Ensuring that the Executive Chairman’s compensation continues to be structured to maintain a strong focus on creating sustainable, long-term shareholder value was another priority throughout the redesign process for the framework. A majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise

Barrick Gold Corporation | 2022 Circular	99

disposed of until the later of: (a) three years from the date of purchase, and (b) the date the Executive Chairman retires or leaves the Company. Holding restrictions will continue to apply to all Barrick Shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements, which apply through the commodity price cycle and potentially into retirement, result in required ownership that far exceeds the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, encourages our Executive Chairman to take a long-term view and to deliver sustainable value for our fellow owners.

Our Executive Chairman’s LTI is subject to Barrick’s enhanced Clawback Policy, as described under the heading “Compensation Discussion and Analysis – Compensation Governance and Oversight – Managing Compensation Risks – Enhanced Clawback Policy” on page 80.

2021 Performance Considerations for the Executive Chairman

The Compensation Committee applied the Performance and Compensation Framework pursuant to which LTI awards for the Executive Chairman are earned entirely based on our three-year relative and absolute TSR performance. For 2021, the three-year performance period was from January 1, 2019 to December 31, 2021.

To ensure that the Executive Chairman’s compensation reflects the shareholder experience, the LTI performance condition requires Barrick to deliver TSR outperformance versus the median of the MSCI Index and positive TSR over the same three-year performance period (i.e., 2019 – 2021).

Application of the relative TSR vesting curve

The Compensation Committee noted that Barrick’s three-year TSR performance from January 1, 2019 to December 31, 2021 was 44.6% and positioned at the 39th percentile of the constituents of the MSCI Index, which fell below the threshold required to qualify for vesting. Applying the relative TSR vesting curve and reinforcing the ongoing commitment to ensure that the Executive Chairman’s compensation reflects the shareholder experience, the Compensation Committee recommended, and the independent directors of the Board approved, that no LTI Award would be made in respect of Barrick’s three-year relative TSR performance.

Three-year Relative TSR performance*	39th percentile
Three-year Absolute TSR performance*	44.6%
TSR vesting outcome based on the vesting curve	Nil
*TSR performance assumes dividend reinvestment and is calculated based on a one-month opening and closing averaging period

2021 Total Compensation for the Executive Chairman

$3,051,124, comprising a base salary of $2,500,000, pension contribution equal to 15% of his salary ($375,000), and benefits and perquisites of $176,124.

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Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options to acquire Barrick shares under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. No options have been granted from the Amended and Restated Plan since 2015. Non-executive directors are not eligible to participate in the 2004 Plan, and no options have been granted from the 2004 Plan since 2013. In 2013, the Compensation Committee decided to cease granting options as a component of executive compensation going forward. None of the NEOs have outstanding stock options and as of March 24, 2022, there are currently no outstanding options under the Amended and Restated Plan or the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2021 and March 1, 2022 regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (Excludes Barrick Shares Included in Column (a)) (c)
	As at December 31, 2021	As at March 1, 2022	As at December 31, 2021	As at March 1, 2022	As at December 31, 2021	As at March 1, 2022

Amended and Restated Plan	Nil	Nil	N/A	N/A	6,480,212	6,480,212

2004 Plan	Nil	Nil	N/A	N/A	7,604,512	7,604,512

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 1, 2022	22,244,288 Barrick Shares, or 1.25% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(1)	8,395,488 Barrick Shares, or 0.47% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(2)

Options Available for Issue as of March 1, 2022	6,480,212 options available for grant, or 0.36% of the Company’s issued share capital.	7,604,512 options available for grant, or 0.43% of the Company’s issued share capital.

Options Issued in 2021	No options were issued in 2021.	No options were issued in 2021.

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	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of March 1, 2022, 22,244,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.25% of the Company’s outstanding capital as of that date. As of December 31, 2021, there were no options outstanding to purchase Barrick Shares under the Amended and Restated Plan, taking into account options that have been exercised, forfeited, or cancelled.

(2)

As of March 1, 2022, 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.47% of the Company’s outstanding capital as of that date. As of December 31, 2021, there were no options outstanding to purchase Barrick Shares under the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of 10 years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

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Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within 10 business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue, or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 101 of this Circular, in 2013 the Compensation Committee decided to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

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Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2019, 2020, or 2021.

Burn Rates	As at December 31, 2019	As at December 31, 2020	As at December 31, 2021
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “Adjusted Net Earnings”, “Free Cash Flow”, “Total Cash Costs per ounce”, “All-in Sustaining Costs per ounce”, and “All-in costs per ounce”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses, and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

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Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2021	2020	2019
Net earnings attributable to equity holders of the Company	$2,022	$2,324	$3,969
Impairment charges (reversals) related to long-lived assets[1]	(63)	(269)	(1,423)
Acquisition/disposition gains[2]	(213)	(180)	(2,327)
Loss on currency translation	29	50	109
Significant tax adjustments[3]	125	(119)	34
Other expense adjustments[4]	73	71	(687)
Tax effect and non-controlling interest[5]	92	165	1,227
Adjusted net earnings	$2,065	$2,042	$902
Net earnings per share[6]	1.14	1.31	2.26
Adjusted net earnings per share[6]	1.16	1.15	0.51

1	Net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte in the current year and primarily relate to our Tanzanian assets in the prior year.

2

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Lone Tree in the fourth quarter of 2021, while the prior year mainly relates to the gains on the sale of Eskay Creek, Massawa, Morila, and Bullfrog.

3

Significant tax adjustments in the current year primarily relate to deferred tax expense as a result of tax reform measures in Argentina, the foreign exchange impact on current tax expense in Peru and the remeasurement of current and deferred tax balances, the acquisition of the 40% interest in South Arturo that NGM did not already own, the sale of Lagunas Norte, the settlement of the Massawa Senegalese tax dispute, and the recognition/derecognition of our deferred taxes in various jurisdictions. In 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

4

Other expense adjustments for both the current and prior year primarily relate to care and maintenance expenses at Porgera. The current year periods were also impacted by a $25 million litigation settlement. The prior year was further impacted by the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton.

5	Tax effect and non-controlling interest for the current year primarily relates to acquisition/disposition gains.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2021	2020	2019
Net cash provided by operating activities	$4,378	$5,417	$2,833
Capital expenditures	(2,435)	(2,054)	(1,701)
Free cash flow	$1,943	$3,363	$1,132

Total cash costs per ounce, All-in sustaining costs per ounce, and All-in costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick) (WGC). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes minesite sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

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All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but do not reflect a reduction in costs for costs associated with other metal sales.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)	For the years ended December 31
	2021	2020	2019
Cost of sales applicable to gold production	$6,504	$6,832	$6,514
Depreciation	(1,889)	(1,975)	(1,902)
Cash cost of sales applicable to equity method investments	217	222	226
By-product credits	(285)	(228)	(138)
Realized losses on hedge and non-hedge derivatives[1]	0	0	1
Non-recurring items[2]	0	1	(55)
Other[3]	(48)	(129)	(102)
Non-controlling interests[4]	(1,261)	(1,312)	(878)
Total cash costs	$3,238	$3,411	$3,666
General & administrative costs	$151	$185	$212
Minesite exploration and evaluation costs[5]	64	79	69
Minesite sustaining capital expenditures[6]	1,673	1,559	1,320
Sustaining leases	41	31	27
Rehabilitation - accretion and amortization (operating sites)[7]	50	46	65
Non-controlling interest, copper operations and other[8]	(636)	(594)	(470)
All-in sustaining costs	$4,581	$4,717	$4,889
Global exploration and evaluation and project costs[5]	$223	$216	$273
Community relations costs not related to current operations	0	1	2
Project capital expenditures[6]	747	471	370
Non-sustaining leases	0	4	0
Rehabilitation - accretion and amortization (non-operating sites)[7]	13	10	22
Non-controlling interest and copper operations and other[8]	(240)	(157)	(105)
All-in costs	$5,324	$5,262	$5,451
Ounces sold - equity basis (000s ounces)[9]	4,468	4,879	5,467
Cost of sales per ounce[10,11]	$1,093	$1,056	$1,005
Total cash costs per ounce[11]	$725	$699	$671
Total cash costs per ounce (on a co-product basis)[11,12]	765	727	689
All-in sustaining costs per ounce[11]	$1,026	$967	$894
All-in sustaining costs per ounce (on a co-product basis)[11,12]	1,066	995	912
All-in costs per ounce[11]	$1,192	$1,079	$996
All-in costs per ounce (on a co-product basis)[11,12]	1,232	1,107	1,014

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1	Realized losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil for the year ended December 31, 2021 (2020: $nil; 2019: $nil), and realized non-hedge losses of $nil for the year ended December 31, 2021 (2020: losses of $nil; 2019: $1 million). Refer to note 5 to the Financial Statements for further information.

2	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring.

3	Other

Other adjustments for the year ended December 31, 2020 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021, which are producing incidental ounces, of $51 million (2020: $104 million; 2019: $92 million).

4	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $1,923 million for the year ended December 31, 2021 (2020: $1,959 million; 2019: $1.306 million). Non-controlling interests include Nevada Gold Mines from July 1, 2019, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the Government of Tanzania’s 16% free carried interest was made effective). Refer to note 5 to the Financial Statements for further information.

5	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

6	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year are the expansion project at Pueblo Viejo, construction of the Third Shaft at Turquoise Ridge, the development of the Gounkoto underground and the Veladero Phase 7 expansion.

7	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

8	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs, and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo) from July 1, 2019, Pueblo Viejo, Loulo-Gounkoto, Tongon; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the Government of Tanzania’s 16% free carried interest was made effective). It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina and Golden Sunlight starting the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021, and Buzwagi starting the fourth quarter of 2021. The impact is summarized as the following:

($ millions)	For the years ended
Non-controlling interest, copper operations and other	12/31/21	12/31/20	12/31/19
General & administrative costs	$(21)	$(25)	$(58)
Minesite exploration and evaluation costs	(19)	(25)	(16)
Rehabilitation - accretion and amortization (operating sites)	(14)	(14)	(13)
Minesite sustaining capital expenditures	(582)	(530)	(383)
All-in sustaining costs total	$(636)	$(594)	$(470)
Global exploration and evaluation and project costs	$(19)	$(25)	$(54)
Project capital expenditures	(221)	(132)	(51)
All-in costs total	$(240)	$(157)	$(105)

9	Ounces sold – equity basis

Figures remove the impact of Pierina and Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, Lagunas Norte starting in the fourth quarter of 2019 up until its divestiture in June 2021, and Buzwagi starting in the fourth quarter of 2021. Some of these assets are producing incidental ounces while in closure or care and maintenance.

10	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $20 million for the year ended December 31, 2021 (2020: $18 million; 2019: $113 million); starting in the third quarter of 2019, Golden Sunlight of $nil for the year ended December 31, 2021 (2020: $nil; 2019: $1 million); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $nil for the year ended December 31, 2021 (2020: $20 million; 2019: $23 million); and starting in the fourth quarter of 2019, Lagunas Norte of $37 million for the year ended December 31, 2021 (2020: $92 million; 2019: $26 million), and Buzwagi of $nil for the year ended December 31, 2021 (2020: $nil; 2019: $nil), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

11	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

12	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce, and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended
	12/31/21	12/31/20	12/31/19
By-product credits	$285	$228	$138
Non-controlling interest	(108)	(92)	(48)
By-product credits (net of non-controlling interest)	$177	$136	$90

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SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold and copper mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President and Chief Executive Officer.

The Board regularly and carefully reviews and enhances our corporate governance policies and practices. Our corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics, and our Disclosure Policy. Detailed information on the committees of the Board (Audit & Risk, Compensation, and ESG & Nominating) can be found under the heading “Committees of the Board” beginning on page 41 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate, which is reviewed annually by the Board, is set out in Schedule B of this Circular.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans, and budgets, including our Covid-19 response, sustainability strategy, climate change strategy, focus on Tier One Gold Assets and Tier One Copper Assets which meet our investment criteria, including a required rate of return of 15%, based on Barrick’s long-term gold price and copper price assumption, respectively, non-core asset disposition strategy, dividend strategy, succession planning, and initiatives to increase Board and senior leadership diversity. The Board is also provided with regular updates on any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

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Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision making, and faster communication and problem solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Business Assurance function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the ESG & Nominating Committee, also composed entirely of independent directors, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The ESG & Nominating Committee is also responsible for liaising with the Audit & Risk Committee on risks relating to ESG matters.

The Weekly Executive Review, which is held among the President and Chief Executive Officer, Senior Executive Vice-President, Strategic Matters, Senior Executive Vice-President, Chief Financial Officer, other key executives including our regional Chief Operating Officers, and other senior management, is the main forum to raise and discuss risks facing our operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2021, we continued to provide the Audit & Risk Committee with concise and relevant information to facilitate its oversight of key risks facing the Company and how they are being managed, including new, emerging, and long-term risks that may have a material impact on the Company’s business model and long-term prospects. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2021, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including the Company’s management of the Covid-19 pandemic and the mitigation of its impact on Barrick’s business; Barrick’s tax strategy and key legacy and emerging tax risks across Barrick’s portfolio of assets; Barrick’s engagement with its host countries to secure our license to operate, including the implementation of the framework and commencement agreements for the planned reopening of the Porgera mine in Papua New Guinea and the management of legacy issues associated with Tanzanian assets acquired by Barrick from Acacia Mining plc in 2019; and climate disclosures aligned with the recommendations of the TCFD. In addition, the Audit & Risk Committee received briefings from management on Barrick’s financial plan and dividend strategy, with a focus on ensuring liquidity and strength while delivering sustainable returns to shareholders, including a record $1.4 billion in cash returns paid to shareholders in 2021, inclusive of a $750 million return of capital distribution, and the Company’s new performance dividend policy and share repurchase program announced in February 2022. The Audit & Risk Committee also receives a detailed report on Barrick’s cybersecurity strategy and key cyber-related risks at every meeting.

In addition, in August 2021, independent directors visited the Pueblo Viejo mine in the Dominican Republic to monitor operational progress and evaluate key issues and risks related to its plant expansion and mine life extension project.

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The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

Board Oversight
Audit & Risk Committee
✓ Fully Independent
Scope of risks overseen:
• Financial statements, systems, and reporting
• Internal controls over financial reporting
• Enterprise risks and risk management framework
• Financial risk
• Cybersecurity
• Key operational risks
• Compliance
ESG & Nominating Committee
✓ Fully Independent
Scope of risks overseen:
• Corporate governance
• Environmental
• Safety and health
• Corporate social responsibility
• Security
• Human rights
Compensation Committee
✓ Fully Independent
Scope of risks overseen:
• Alignment of executive compensation with strategic priorities
• Ensuring that compensation plans do not encourage excessive risk taking
Business Assurance Group
The Business Assurance Group is responsible for providing assurance that controls relied upon to manage risk exposures are designed and operating effectively.
Risk Group
The Risk Group is responsible for coordinating and supporting Group-level risk management activity and reporting. They embed risk management into core business processes, such as planning and capital allocation. They also build risk management capability and a risk-aware culture throughout the Group.
Weekly Executive Review Meetings
A weekly integrated risk management and business review across the Company to identify, evaluate, and address our risks:
Strategic Risk
Financial Risk
Operational Risk
Regulatory Risk
Environmental & Social Oversight Committee
Quarterly meetings to review the Company's sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company's operations at an early stage
Our focus on sustainability risk management
Sustainability Executive
Chief Operating Officers
Regional Leads
Site Level Ownership of Sustainability Risks and Opportunities

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise-level risks.

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s Business Assurance function as part of its regular in camera session. Through the ESG & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Our Sustainability Vision, Mission, and Guiding Principles

Our corporate vision sets out what sustainability means at Barrick and is rooted in the belief that to operate successfully, we must deliver long-term value to all of our stakeholders and manage our impacts on the wider environment. Focusing on ESG management has long been of critical importance to Barrick and is entrenched in our Company DNA. Our commitments to respecting human rights, protecting the health and safety of our people and local communities, sharing the benefits of our operations, and managing our impact on the environment are core business priorities, and are embedded in our decision-making processes and every facet of our operations.

Sustainability is a fundamental business priority. In 2021, Barrick retained its listing in the prestigious DJSI World Index, ranking in the 95th percentile of all mining companies assessed. This is the 14th consecutive year Barrick has been listed in the DJSI World Index, in which 2,500 companies are evaluated against governance, social performance, environmental management, and economic contribution factors to identify the top 10% or “best in class” performers in every industry. The DJSI World Index is the longest-running global sustainability benchmark worldwide and has become the key reference point in sustainability investment. The on-the-ground

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impact of our significant focus on ESG management in our host communities and the environments in which we operate was acknowledged by Capital Finance International in its recognition of Barrick as having the “Best Sustainable Mining Strategy – Africa 2021” for the second year in a row. Among other things, this award recognized Barrick for its standout partnership philosophy and the work we have done to restore our social license to operate in Tanzania following our acquisition of Acacia Mining plc’s Tanzanian assets in 2019. Although we do not execute our sustainability vision to receive accolades, awards such as this highlight our commitments to environmental stewardship in our host communities.

Our Approach to Sustainability Governance

Sustainability is an essential part of our culture and has been firmly embedded in the organization. Just as the management of our mineral resources and mining operations are central to our business, so too is the management of the sustainability of our business. This means that the day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites. Each site plays a role in identifying risks and opportunities, metrics, and targets that measure real progress and deliver real impacts both for the business and for our stakeholders, including the countries in which we operate and our host communities. Site-level ownership is supported by regional sustainability leads, regional chief operating officers, and the Group Sustainability Executive.

We believe that our company-wide focus on ESG management is one of our core competitive advantages in the global competition to be the partner of choice for host communities and to attract investment and human capital. To underscore the important role of the Corporate Governance and Nominating Committee in overseeing our environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance, we renamed the Corporate Governance & Nominating Committee as the “Environmental, Social, Governance & Nominating Committee” in February 2022. We believe that this change in the committee’s name better reflects the breadth of its responsibilities and highlights the important role that this committee plays in overseeing Barrick’s sustainability culture. The mandate of the ESG & Nominating Committee is available on our website at www.barrick.com/about/governance.

The E&S Committee is our most senior management-level body dedicated to sustainability. The E&S Committee helps to connect site-level ownership of sustainability to management, and in turn to our Board, which has ultimate responsibility for sustainability. The committee is chaired by our President and Chief Executive Officer, and members include:

•	Chief Operating Officers for each region;

•	Group Sustainability Executive;

•	General Managers for each mine;

•	Regional and site health, safety, environment and closure leads;

•	In-house legal counsel; and

•	An independent third-party sustainability consultant in an advisory role.

The E&S Committee meets on a quarterly basis to review sustainability performance and key performance indicators across our operations. It provides a forum to freely exchange information and learn from past sustainability successes and challenges experienced across each region. The E&S Committee meetings also include an ESG-focused site visit. In addition to monitoring feedback from ‘on-the-ground’ sustainability reviews, the E&S Committee’s third-party sustainability consultant conducts an independent sustainability appraisal of one Tier One Gold Asset each quarter. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s ESG & Nominating Committee, which is comprised entirely of independent directors. By bringing executive and Board level attention to key sustainability issues, we can identify concerns or opportunities at an early stage, manage risks, and drive continual improvements. This regular review is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.

In addition to site-level ownership of sustainability opportunities and risks, sustainability is embedded in our Board governance structure. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks, including climate risk, as well as the implementation of policies and standards for monitoring and mitigating such risks. The Audit & Risk Committee also reviews the Company’s approach to climate change in the context of Barrick’s public disclosure. The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change, which is built into Barrick’s formal risk management process. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance.

Our sustainability strategy has four main pillars:

•	Ensuring we respect human rights;

•	Protecting the health and safety of our people and local communities;

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•	Sharing the benefits of our operations; and

•	Managing our impacts on the environment.

As described above, we implement our sustainability strategy by blending top-down accountability with bottom-up responsibility. These pillars, as well as additional highlights of our approach to sustainability and our sustainability achievements, are described below.

Human Rights

In December 2021, coinciding with the United Nations International Human Rights Day, we published our first, post-Merger, Human Rights Report. This report details how we embed our human rights policy throughout the organization and our commitment to respect human rights at every site. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and facilitate access to remedies. The report follows the United Nations Guiding Principles Reporting Framework and described some of the challenges faced and lessons learned as we work to continually improve our human rights performance.

Our commitment to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting; due diligence; training; and disciplinary action and remedy. We continue to provide security and human rights training to security forces across our sites. In 2021, we updated our human rights training program and developed a new Voluntary Principles on Security and Human Rights Standard and, in February 2022, we filed our annual Voluntary Principles on Security and Human Rights Plenary Report, which included a full detailed report as part of a three-year reporting cycle.

Health and Safety

The health, safety, and well-being of our people, and providing the safest possible working environment is our highest priority. Our safety vision is “Every person going home safe and healthy every day.” Safety performance is integrated into weekly, monthly, and quarterly reporting. Safety performance is also discussed as a key part of weekly Executive committee meetings, and regional operational meetings. As part of our efforts to continually improve our safety performance we certified all our operating sites to ISO 45001 during 2021, and continued our rollout of the “Journey to Zero Harm” initiative that we launched in 2020. This initiative is focused on:

•	Visible Felt Leadership and engagement with our workforce;

•	Aligning and improving our standards; and

•	Ensuring accountability to our safety commitments and making sure our employees are fit for duty.

Despite our progress and rollout of the Journey to Zero Harm initiative, we fell short of our safety standard, with the tragic workplace fatalities of contractors at Hemlo in July 2021 and Tongon in September 2021. Nothing is more important to us than the health, safety, and well-being of our people. Any fatality is therefore unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero harm workplace. In terms of other safety key performance indicators, our LTIFR was 0.38 and our TRIFR was 1.47 for 2021, which represented a 13% improvement year-on-year.

Community Development and Benefit Sharing

Our commitment to our host countries and communities is to empower them economically through a partnership model. This means that we pay our fair share of taxes, prioritize local hiring and buying, and invest in community-led development initiatives. Barrick’s overarching Sustainable Development Policy and Social Performance Policy sets out the Company’s commitment to social and economic development, which is available on our website at www.barrick.com/sustainability/reports-and-policies.

Our ability to form and maintain partnerships is just as important to our success as our geological know-how or engineering expertise. We believe that partnerships work best when they reflect realities and when they establish clear mutual interests and benefits. Accordingly, we have established Community Development Committees (CDCs) at all our operational mines. We maintain that each of our community partners best understands its own unique needs, and our community development model is based on development priorities as opposed to being solely linked to mine production. Each CDC is elected and made up of a mix of local leaders, representatives from local women’s and youth groups, and no more than one Barrick representative. During 2021, we contributed approximately $26.5 million to sustainable community investment projects. We have also continued to strengthen our relationships with our indigenous communities in Ontario, Nevada, and Chile.

Environmental Stewardship

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents, and manage tailings, are at the top of our agenda.

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Our environmental performance has continued with zero Class 1 Environmental Incidents or significant events in 2021. All operational sites are ISO 14001 accredited, with the focus now on maintaining their accreditation, and have achieved rehabilitation/reclamation targets for each site.

Managing Climate Risks

The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change and water. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance, including with respect to climate change and water.

Barrick considers climate change, including shifts in temperature, precipitation and more frequent severe weather events, to be a company, community, and global concern. To address this critically important issue, we have established a climate change strategy premised on three pillars:

•

Identify, understand and mitigate the risks associated with climate change. We identify and manage risks, build resilience to climate change, as well as position ourselves for new opportunities. Climate change-related factors continue to be incorporated into our formal risk assessment process. We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies. The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets, to assess site-specific climate related risks and opportunities.

•

Measure and reduce Barrick’s GHG emissions. Mining is an energy-intensive business and we understand the important link between energy use and GHG emissions. By effectively managing our energy use, we can seek to reduce our draw from local energy grids, reduce GHG emissions, achieve more efficient production, and save direct mining costs. We have climate champions at each site that are tasked with identifying roadmaps and assessing feasibility for our GHG reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations.

•

Improve our disclosure on climate change. Our climate disclosure is based on the recommendations of the TCFD. As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Stress questionnaires, which makes investor-relevant climate data widely available. In 2021, our CDP scores were positive and although we maintained our B score for Water Security, we improved our Climate Change score a full grade from a C in 2020 to B in 2021. We are also pleased to score as industry leaders for several indicators. For Climate Change, we scored as industry leaders for Governance, Emission Reduction Initiatives, as well as Scope 1 & 2 Emissions. Similarly, we achieved scores as industry leaders in Water-Related Opportunities, Integrated Approach to Environmental Challenges, and Business Impacts for Water Security.

As detailed in our 2020 Sustainability Report, Barrick’s GHG emissions reduction target is for a minimum 30% reduction by 2030 relative to our 2018 baseline, while maintaining a steady production profile. Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement that we have demonstrated during 2021. In addition to initiatives that have already been implemented, we have identified additional projects, which are at various stages of implementation, designed to help us achieve our targets, including:

•	construction and connection of a power transmission line from the Chilean national grid to Veladero;

•	expansion of the Loulo Solar Power Plant from 20 MW to 60 MW; and

•	conversion of the TS Power Plant in Nevada from coal to cleaner burning natural gas, as well as breaking ground on the 200 MW solar plant.

Our GHG emissions reduction target is not static and will be updated as we continue to identify and drive new GHG emissions reduction opportunities. We will continue our focus on climate change through 2022 and beyond, and we have already committed capital to advance several projects that will further reduce our GHG emissions.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources, and reduce GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets. We have also worked to calculate our Scope 3 emission profile and screen the emission category material to our business. In our upcoming 2021 Sustainability Report, to be published in the second quarter of 2022, we will outline the work completed and our Scope 3 emissions, and plans for value chain engagement and target setting.

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Our company-wide focus on ESG management provides a strong foundation and as Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future. We also place importance on building climate resilience within our communities and host countries, and ensuring that these vulnerable communities are not left behind. Sharing the benefits of our operations and developing our host communities are fundamental in achieving climate resilience.

Additional details regarding our climate change strategy are set out in our Management Discussion & Analysis for the year ended December 31, 2021, which can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.com.

Responsible Use of Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy as steady, reliable access to water is essential to the effective operation of our mines. Access to water is also a fundamental human right. In 2021 we reviewed our definition of water stress against global reporting and disclosure frameworks and tools to help identify our operations that are exposed or potentially exposed to water stress, either in terms of water scarcity or surplus water. Understanding water stress in the regions in which we operate and associated climate risks enabled us to better understand these risks and manage our water resources through site-specific water balances, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations. Our commitment to responsible water use is codified in Barrick’s Environmental Policy, which requires the company to minimize its use of water, control and manage its impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Biodiversity Management

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If not properly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystems. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible we aim to achieve a net-neutral biodiversity impact, particularly for ecologically sensitive environments.

We developed a Biodiversity Action Plan for each of our operational sites that outlines our strategy to achieve net-neutral impacts and associated management plans. In 2021, we voluntarily disclosed the responses to our first questionnaire for forestry from CDP (formerly the Carbon Disclosure Project), a global environmental non-profit organization that evaluates biodiversity disclosures. Although CDP does not evaluate results in its forestry program for the metals and mining industry, we believe biodiversity disclosures are imperative for our industry, and our participation in CDP’s forestry program demonstrates our industry leadership around biodiversity and transparency. We have made progress in developing conservation and offset projects, including sagebrush and mule deer habitats in Nevada, forestry conservation in Zambia and a partnership at the Fina Reserve in Mali, in addition to its longstanding support of the Garamba National Park in the Democratic Republic of Congo.

Local Workforce and Gender Diversity

Our sustainable development contribution is not only financial, nor is it only about the here and now. We train the next generation of in-country industry leaders, prioritize local recruitment and foster local entrepreneurialism. In 2021, 96% of our workforce, including 78% of site leadership teams, were host country nationals, and we contributed approximately $5.5 billion to the purchase of goods and services from local businesses. Significant efforts were also made to advance the recruitment, training, and development of female talent at all levels in our workforce, from internship to management, as we continue to do our part to right the gender imbalance in the historically male-dominated mining industry. For example, Barrick appointed Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022 and Ms. Poupak Bahamin as General Counsel of the Company with effect from April 2022. In 2021, 17% of all new hires were female and we continued to actively promote gender diversity across the organization, including the provision of career workshops and targeted leadership development initiatives to foster greater diversity at our operations and local communities. Beyond this, we also continued to work with local governments to remove barriers to employment for women and we partnered with local communities to change cultural norms and raise awareness about the importance and value of employment and economic empowerment for local women.

Human Capital Management and Succession Planning

Our people are the driving force behind our track record of achievements. We strive to be a global employer of choice that attracts and retains the best people to run our portfolio of best-in-class assets and who share our vision and values to become the world’s most valued gold and copper mining business. We engage employees and contractors across the globe and empower them to work in safer, more creative, and more rewarding ways every day. We are committed to advancing and promoting a diverse and inclusive culture across our business that inspires and supports the growth of our employees, serves our communities, and shapes a more sustainable business. Our human capital strategy is actively overseen by the Board and the Executive Committee throughout the year.

We benefit from having 10 of 11 directors with experience and expertise in talent development and allocation. The Board is regularly updated on the Company’s talent pipeline and human capital strategy, the effectiveness of which is assessed annually as part of the

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Company Long-Term Incentive Scorecard (which accounts for up to 10% of LTI awards for our Partners) and tracked as part of our annual sustainability reporting. Talent is also a core topic at Weekly Executive Reviews.

Our human capital strategy, including our approach to advancing and promoting diversity, has been and continues to be a critical enabler of positive change and impact. Our focus areas are summarized below.

Leadership and Talent Development

We approach leadership and talent development with the same rigor and discipline that we apply to our business strategy. Our approach is anchored in developing and promoting the right internal talent and hiring the right external talent, with an emphasis on local recruitment, for career opportunities across our global organization.

We invest in our people through world-class training and development programs that are country-based and tailored to local needs, covering technical, behavioral, and informal learning to help our people feel engaged, valued, and empowered. This, in turn, helps us deliver on our strategic priorities across our regions and sites. We provide focused and accelerated career progression support, including meaningful stretch assignments, shadowing and mentorship opportunities, as well as global placement opportunities to foster a culture of continuous learning. We engage in detailed discussions around talent development and succession planning at all levels of our organization and provide constructive and regular feedback. We also maintain a comprehensive global database of employee skills and development plans.

Our approach to leadership and talent development training is summarized below.

Technical and behavioral training	Financial and commercial acumen training	Executive and management development programs
Company-wide training programs to develop a foundation of technical and operational knowledge, as well as, supervision and management skills.	A best-in-class approach to develop financial acumen across the organization and help our people integrate financial and business needs into their everyday decision making.	Targeted development programs for the Company's most promising employees to help build their leadership skills and to guide career advancement.

2021 initiatives

- ✓ **Continued investment in the successful Compass and Young Professional Development Programs**
  A company-wide professional development initiative for employees with less than three years' industry experience, which includes work rotations through various aspects of a function or site operations (e.g., exploration, mine geology, metallurgy, mining, processing, health and safety), combined with individual mentoring and specific technical and leadership development plans over a two- to three-year period.

- ✓ **Expanded Greenfields Talent Program**
  The Barrick Greenfield Talent Program was expanded to include mechanical engineering. This program provides new engineering graduates meaningful direct underground mining and supervisory experience as a solid foundation for their mining engineer careers. We continued to support annual college graduate placement initiatives in our Latin America and Asia Pacific region, as well as in our Africa and Middle East region to develop local talent.

- ✓ **Expanded Business Finance Development Program**
  The program has been expanded to all professional employees across the organization to develop financial acumen, promote ownership values, foster an entrepreneurial spirit, and integrate financial and business needs into everyday decision making.

- ✓ **Management Development Programs**
  Targeted programs developed in partnership with leading universities in Africa, Europe, the Western United States and Florida to develop the next generation of leaders across the organization.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. The Board reviews senior leadership succession, including for the Executive Chairman and the President and Chief Executive Officer. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. A talent assessment process is used throughout the organization to review the capabilities and potential of our current and emerging leaders and to assist with development and succession planning. The Company also has in place an emergency succession plan to deal with any situation that requires the immediate replacement of the President and Chief Executive Officer.

At each regularly scheduled Board meeting, the Board receives a Human Resources Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. We conduct annual talent assessment reviews, which involves reviewing individual profiles, identifying current, short-term and long-term readiness levels,

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building individual development plans, and creating succession slates to ensure that our business has the right skills in the right roles to take Barrick to the future. In addition, Barrick focuses on ensuring the development of its high-potential Partners and people through development moves to other positions, on-the-job mentoring and training, and internal and external courses.

To improve the Board’s understanding of the Company’s culture and talent pipeline, the Board is introduced to high-potential individuals in the Company. The Board also meets regularly with our senior Partners through their participation in Board and Committee meetings and continuing education sessions. Our senior Partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Diversity and Inclusion

Diversity and inclusion are essential for a modern mining business and play a critical role as part of our mission to transform natural resources into sustainable benefits and mutual prosperity for our employees, local communities, and host country governments. As an equal opportunity employer, our policy is to appoint the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. We have made significant investments to build an effective multicultural and multigenerational workforce that is equipped to take on the challenges of a changing world through a number of initiatives to attract the best people from a variety of backgrounds. Our strategy to achieve a more diverse and engaged workplace continues with our enduring focus in the following areas:

•

Living our sustainability strategy by prioritizing local hiring to grow the cultural and ethnic diversity of our workforce. We also build the skills and capabilities of our host country workers to multiply our positive impact on local, regional, and national economies. As at December 31, 2021, 96% of our employees are local nationals, and our multicultural workforce reflects our commitment.

•

Doing our part to right the gender imbalance in the historically male-dominated mining industry by prioritizing initiatives that support gender diversity, including the recruitment and development of women at all levels in our workforce, from internship to management.

•

Continuing our focus on recruiting and training the next generation of mining talent with the potential to become future leaders of the Company. While many other companies scaled back apprenticeship training and internship programs due to Covid-19, each of our regions continued to invest in these opportunities.

•

Fostering an inclusive environment where our employees feel that all voices are heard, all cultures and differences respected, and that a variety of perspectives are welcome and essential to our long-term success.

Our flat, decentralized management structure engenders our inclusive culture and provides our executive team with direct access to our operations and enables transparent, two-way communication. We also conduct annual executive and regional team effectiveness sessions to create a shared understanding of, and commitment to, Barrick’s high performance ethos. Since the Merger, the President and Chief Executive Officer and a core group of our executives spend approximately five full weeks per quarter engaged in the quarterly business reviews with regional and site leadership teams prior to each Board meeting. For the remainder of each quarter, the President and Chief Executive Officer and a majority of our executives are physically present in our operating regions embedding the Barrick DNA, driving key initiatives, and assessing organization capability. During these site visits, we engage in rigorous discussions focused on business execution, safety and environmental performance, and the status of key projects; solicit direct employee feedback; and provide management with an important opportunity to interface with emerging high potential talent.

Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written Diversity Policy. In February 2021, following the ESG & Nominating Committee’s annual review of the Diversity Policy and recommendation to the Board, the Board approved amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. The Board adopted these amendments in furtherance of its commitment to diversity and its steadfast belief that diverse perspectives enhance organizational strength, problem solving ability, and opportunity for innovation.

The Diversity Policy does not establish any mandatory quotas regarding the representation of women on the Board or in senior leadership, including executive officer positions, because the Board does not believe that mandatory quotas necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership are made on the merits of the individuals, and the Board believes that having a mandatory quota could impede the application of this principle. Instead, the Diversity Policy articulates the Company’s desire to promote better corporate governance and performance and effective decision making by having a diverse range of views and considerations represented at the Board and senior leadership levels. The Diversity Policy’s aspirational target of 30% women on the Board by the end of 2022 is but one expression of this commitment.

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In considering directors for election to the Board, the Diversity Policy requires the Board and the ESG & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity, geographical and industry background and diversity of thought. The Diversity Policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President and Chief Executive Officer in making senior leadership appointments. In addition, the Company’s Diversity Policy requires the ESG & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, in order to improve the representation of women on the Board, the Diversity Policy specifically requires the ESG & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the Diversity Policy requires the Board, the Executive Chairman, and the President and Chief Executive Officer, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leadership positions.

Every year, the ESG & Nominating Committee reviews the Diversity Policy and assesses the Company’s progress against its objectives. This review enables the ESG & Nominating Committee, on an ongoing basis, to assess the effectiveness of the Diversity Policy. The results of the ESG & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

Barrick has nominated 11 directors for election at the Meeting, including three diverse female directors who, if elected, will represent 27% of our Board, including one-third of independent directors. Assuming all 11 nominees are elected, our Board will include a combination of international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates and possessing the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

As part of the identification and selection process for potential candidates for the Board, the ESG & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is one element of diversity that the Board considers important. The ESG & Nominating Committee also considers several other aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. The current Board members range in age from 48 to 76 years and have experience conducting business and operating in the very geographic regions where Barrick operates. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, law, infrastructure, media, government, and oil and gas. Accordingly, in searches for new directors, the ESG & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified workforce. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its Diversity Policy, Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

Barrick appointed Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022 and Ms. Poupak Bahamin as General Counsel of the Company with effect from April 2022. Reflecting these appointments, as of March 24, 2022, there are six women in senior vice-president and vice-president roles at Barrick, comprising 16% of the Company’s vice-president group, and three of the Company’s executive officers are women (19%). Women comprise 15% of our Partners.

Diversity Policy Assessment

The ESG & Nominating Committee conducted an assessment of the Diversity Policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2022 relative to February 2021. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience. In addition, assuming the election of all of the Board nominees, the number of female directors will increase by one compared to last year, such that female directors will represent 27% of our Board (up from 20% last year). The ESG & Nominating Committee believes that the director nominee proposed for election for the first time at the Meeting, Ms. Helen Cai, brings to the Board a deep understanding of China, the leading producer and consumer of gold and the biggest driver of copper demand in the world, which complements Barrick’s strategic partnerships with Chinese mining companies in Argentina and Papua New Guinea and is a distinctive competitive advantage for Barrick across the globe as we

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continue to compete for Tier One opportunities across all jurisdictions. Ms. Cai was the most qualified candidate identified during an extensive recruitment process in light of the needs of the Board and the priorities of the Company. In furtherance of our commitment to Board diversity, in 2021, the Board approved amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. The Board remains highly focused on its initiative of ongoing Board renewal and its commitment to increasing the diversity of our directors in pursuit of this aspirational target.

The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. In accordance with this policy, Barrick appointed Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022 and Ms. Poupak Bahamin as General Counsel of the Company with effect from April 2022. Reflecting these appointments, as of March 24, 2022, the percentage of female executive officers is 19% (i.e., 3 out of 16).

Since November 2016, Barrick has been a member of the 30% Club Canada, an organization that works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies. Like Barrick, the 30% Club Canada does not believe that setting mandatory quotas is the right approach to achieving greater gender balance. Rather, the organization, whose name comes from its aspirational goal for 30% of Canadian board seats to be held by women by 2022, is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership. Barrick supports this important objective, which is evidenced by its year-over-year increase in female representation on the Board and in executive officer positions.

The representation of women on our Board and in executive officer, Partner, and senior vice-president and vice-president positions for the last three years is as follows:

	March 26, 2020		March 25, 2021		March 24, 2022

Category	Number	Percentage	Number	Percentage	Number		Percentage

Board of Directors	1 of 9	11%	2 of 10	20%	3 of 11		27%

Executive Officers	2 of 13	15%	2 of 13	15%	3 of 16	(1)	19%

Partners	5 of 36	14%	6 of 39	15%	6 of 40		15%

Senior Vice-Presidents and Vice-Presidents (excluding Executive Officers)	3 of 23	13%	4 of 23	17%	3 of 21		14%

Senior Vice-Presidents and Vice-Presidents (including Executive Officers)	5 of 36	14%	6 of 36	17%	6 of 37	(1)	16%

(1)

This figure includes the appointment of Ms. Christine Keener as Chief Operating Officer of Barrick’s North America region as of February 2022 and Ms. Poupak Bahamin as General Counsel of Barrick with effect from April 2022.

While our commitments to diversity have yielded year-over-year improvements in the representation of women on the Board and in executive officer positions, we recognize that we still have work to do in order to achieve our diversity priorities and to do our part to right the gender imbalance in the historically male-dominated mining industry.

Evaluating Our Executive Chairman, President and Chief Executive Officer, and Other Senior Officers

The Board has approved position descriptions and Committee mandates, and has established a management evaluation process.

The ESG & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman and provides a report on the performance evaluation to the Board. The Compensation Committee, in consultation with the Lead Director, reviews Barrick’s three-year relative and absolute TSR performance and recommends to the Board the Executive Chairman’s long-term incentive award and annual compensation for approval. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2021 is set out beginning on page 99.

The Executive Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such evaluation. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of the Executive Chairman and President and Chief Executive Officer is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the API Scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the Long-Term Company Scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed

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description of the criteria and methodology used to assess performance and determine the compensation of our President and Chief Executive Officer and other senior officers is set out beginning on page 60.

Communications and Shareholder Engagement

We have a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/about/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, Sustainability Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas among the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance. Prior to 2020, Barrick held hybrid (physical/virtual) annual meetings which can be attended in person or, in the case of registered shareholders, through an online video portal which allows them to ask questions of the Board and management and vote their Barrick Shares through the LUMI meeting platform. Due to the ongoing public health concerns related to the global Covid-19 pandemic, and to mitigate the health risks to our shareholders, employees, and other stakeholders, Barrick has decided to again hold a virtual-only Meeting this year as it did in 2020 and 2021, which will be conducted by a live webcast. We will continue to monitor conditions in light of Covid-19 and determine whether it is safe and permitted under public health guidelines to add an in-person component closer to the date of the Meeting and will confirm the details by press release. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

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Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President and Chief Executive Officer, and our Lead Director, and we explain how they work together. We also explain why we continue to believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, a few years ago Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of Barrick as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet.

Today, these core elements continue to drive Barrick’s business following the Merger. We have implemented a decentralized operating model, reallocating roles to operations where appropriate, and eliminating those roles that are no longer required. The corporate office sets strategy and allocates people and capital according to the Company’s strategic priorities. Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from corporate office experts. Those regional leaders work side-by-side with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our Partners to work together as a team to understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become the world’s most valued gold and copper mining business. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, established in 2015. As at March 24, 2022, we have 40 Partners, 16 of whom are executive officers. Partners are individuals who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our Partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our Partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Barrick Shares that are subject to the achievement of market-leading minimum common share ownership requirements that reinforce our ownership culture. Ongoing membership is contingent upon superior performance and leadership, and underperforming Partners will be removed.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of

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the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Executive Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company, (ii) manages the Company’s internal control framework, (iii) develops appropriate capital, corporate, and management structures to ensure the Company’s objectives are met, and (iv) reports to the Executive Chairman and where appropriate, the Board, on the progress being made by the Company with regard to its strategic objectives, along with the Company’s short-, medium-, and long-term plans.

Executive Chairman

The Executive Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assumes responsibility for the strategic initiatives of Barrick outlined below. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, (i) working with the Board and the President and Chief Executive Officer to develop the strategy for the Company’s future growth; (ii) working with the President and Chief Executive Officer to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, as well as the disposition from time to time of non-core assets; (iii) developing and maintaining the Company’s relationships with future strategic partners whose capital, influence, and knowledge could add significantly to the Company’s value and its share price; (iv) working with members of Barrick’s International Advisory Board and the President and Chief Executive Officer to expand and deepen Barrick’s relationships with heads of state, chief executives of global sovereign wealth funds, and other senior officials and stakeholders in countries of critical importance to Barrick; and (v) working with the President and Chief Executive Officer on critical issues related to government relationships and strategic alliances.

In connection with his leadership and direction of the Board, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively, at all times, including, as necessary, communication between Board meetings. The Executive Chairman serves as the principal liaison between the Board and the President and Chief Executive Officer and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. The Board has adopted a robust Lead Director position description, which includes, among other things, the following authority and responsibilities:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•

Facilitating communication between the independent directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns, and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

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•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer;

•	Consulting with the ESG & Nominating Committee in its performance evaluation of the Executive Chairman;

•

Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

J. Brett Harvey has served as our Lead Director since December 2013 and was the Chair of Barrick’s Compensation Committee from July 2012 to December 2018 and has been the Chair of the Audit & Risk Committee since January 2019. In 2021, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Executive Chairman, consulting with the ESG & Nominating Committee in evaluating the Executive Chairman’s 2021 performance and, providing input into the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer. In addition, during the fourth quarter of 2021 and early 2022, Mr. Harvey participated in discussions with a number of our largest investors representing over 30% of the issued and outstanding Barrick Shares (as of December 31, 2021) to discuss a variety of topics, including our performance, Board risk oversight of Covid-19, Board composition and corporate governance, sustainability and climate change strategy, human capital management, and executive compensation matters.

The Board has adopted position descriptions for the Executive Chairman, the Lead Director, and the President and Chief Executive Officer. Each Board committee mandate also sets out the role and responsibilities of its committee chair. A copy of these position descriptions and Board committee mandates can be found on our website at www.barrick.com/about/governance.

The Board believes that Barrick’s current governance and leadership structure is vital to Barrick’s continued and sustained success. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all stakeholders. The Board believes it is functioning effectively under its current structure, and that the current structure, including a Board that is comprised of 82% independent directors (assuming all nominees are elected) and a robust Lead Director position, provides appropriate oversight protections.

Corporate Governance

Through the ESG & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures and policies to allow the Board to function effectively and independently of management. The ESG & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that the number of additional directors appointed cannot exceed one-third of the current directors who were not appointed as additional directors. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The ESG & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The ESG & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the ESG & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

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The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees bring to our Board.

Mining Operations	✓						✓		✓

Health, Safety & Environmental	✓						✓	✓		✓

Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓

Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓

M&A Execution	✓	✓		✓	✓	✓			✓		✓

International Business Experience & Global Partnerships	✓	✓	✓	✓	✓			✓	✓	✓	✓

Governmental and Regulatory Affairs & Community Relations	✓		✓			✓		✓		✓	✓

Risk Management	✓	✓		✓	✓		✓		✓	✓	✓

Descriptions of Areas of Experience and Expertise

•

Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

•

International Business Experience & Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the Company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the ESG & Nominating Committee and the Board determine the competencies, skills, and qualities Barrick should seek in new Board members. In recommending nominees, the ESG & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, ethnicity, and diversity of thought.

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Nominees for membership to the Board are recommended to the Board by the ESG & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

Barrick has nominated 11 directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and Board committee chairs.

In furtherance of our commitment to thoughtful Board renewal and diversity, we have appointed six new directors to the Board since the closing of the Merger on January 1, 2019, including three women directors – Ms. Loreto Silva, Ms. Anne Kabagambe, and Ms. Helen Cai in August 2019, November 2020, and November 2021, respectively – following a rigorous search and selection process overseen by our ESG & Nominating Committee. This evolution of our Board demonstrates our commitment to refreshing our Board with a view to increasing the diversity of our directors.

Standing for election for the first time at the Meeting, Ms. Helen Cai is a finance and investment professional with close to two decades of experience in capital markets. She brings to the Board a deep understanding of China, the leading producer and consumer of gold and the biggest driver of copper demand of the world, which complements Barrick’s strategic partnerships with Chinese mining companies in Argentina and Papua New Guinea and is a distinctive competitive advantage for Barrick as we continue to compete for Tier One opportunities across the globe. Ms. Cai was the most qualified candidate identified during an extensive recruitment process undertaken by the ESG & Nominating Committee in light of the needs of the Board and the priorities of the Company. Her appointment also increases the proportion of our independent directors to 82% and the proportion of our female directors to 27% of our Board and one-third of our independent directors.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders. All directors attended 100% of all Board and committee meetings in 2021, as well as our 2021 annual and special meeting of shareholders.

Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The ESG & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under performance. See “Annual Performance Assessments” on page 130.

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Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must annually make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards, and for members of the Compensation Committee, as required by the NYSE Standards. All members of the Audit & Risk Committee and the Compensation Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees and compensation committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the ESG & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that nine of the 11 individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Non-Independence
Mark Bristow	✓		✓	President and Chief Executive Officer of the Company
Helen Cai		✓
Gustavo A. Cisneros		✓
Christopher L. Coleman		✓
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
Anne Kabagambe		✓
Andrew J. Quinn		✓
Loreto Silva		✓
John L. Thornton	✓		✓	Executive Chairman of the Company

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Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The ESG & Nominating Committee conducted an annual review of each director’s outside boards and the time required to satisfy those commitments, in order to ensure that all directors are able to devote the requisite time and attention to their responsibilities in accordance with the Company’s Corporate Governance Guidelines. In the course of its review, the ESG & Nominating Committee considered Mr. Thornton’s role, since 1996, as a director of Ford Motor Company (Ford) and his recent appointment in May 2021 as a director of AltC Acquisition Corp. (AltC), a special purpose acquisition company, the historical and anticipated time commitments of AltC’s directors and the distinctive skills and perspectives that Mr. Thornton brings to the AltC board, as well as Mr. Thornton’s dedication to Barrick, his fundamental role in providing leadership to the Board and advancing Barrick’s strategic initiatives, and his exemplary record of attendance at Barrick’s Board meetings and the meetings of the Ford and AltC boards. After reviewing these factors, the ESG & Nominating Committee determined that Mr. Thornton’s appointment to the board of directors of AltC would not impede his ability to properly discharge his responsibilities as Barrick’s Executive Chairman.

In addition, the ESG & Nominating Committee considered Mr. Evans’ role as President and a director of Alibaba Group Holding Ltd. (Alibaba) and a director of Farfetch Limited (Farfetch). Alibaba is an investor in, and a joint venture partner with, Farfetch, and Mr. Evans serves on the board of directors of Farfetch as Alibaba’s nominee in the course of his duties as the President of Alibaba. As such, he receives no retainer for his service as a director of Farfetch, he is not a member of any Farfetch board committee, and he holds no equity in Farfetch. Mr. Evans also has an exemplary record of attendance at Barrick Board meetings and meetings of the Alibaba and Farfetch boards. In addition, Mr. Evans’ significant financial expertise, his extensive international business experience, and his deep understanding of global partnerships critical to the continued success of the Company bring a unique skillset to the Board that complements the skills of our other directors. In light of these considerations, the ESG & Nominating Committee determined that Mr. Evans’ service as a director of Farfetch would not impede his ability to properly discharge his responsibilities as a director of Barrick.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 24, 2022, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third party vendors. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. In 2019, following the Merger, the Code – which forms the cornerstone of Barrick’s compliance program – was revised and updated to set out key principles of business conduct and ethics in a more user-friendly format. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

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•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof, and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Audit & Risk Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. At a minimum, once each year, employees are required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR at www.sedar.com.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chair of the ESG & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chair of the ESG & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts

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or transactions with wholly owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent or employee of the company or an affiliate.

Related Party Transactions

Barrick has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code and applicable law. As noted above, under the Code all directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit & Risk Committee reviews related party transactions as part of its oversight of the Company’s Code compliance program. The ESG & Nominating Committee reviews related party transactions involving directors as part of its annual director independence assessment. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no material related party transactions reported in 2021.

For purposes of the foregoing, a “related party” of the Company includes, among other things, (i) any director or executive officer of the Company, (ii) an immediate family member of a director or executive officer, (iii) any entity controlled or jointly controlled by any such persons; and (iv) a person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Anti-Hedging Policy

The Company has a formal Anti-Hedging Policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, Partners covered by the Partnership Plan and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our Anti-Hedging Policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

The Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

As part of its annual evaluation of the performance and effectiveness of Barrick’s auditor, the Audit & Risk Committee considered various factors, including: PwC’s ability to exercise independent judgment and objectivity in the course of its audit; its global capabilities relative to the global business of the Company; its familiarity with Barrick’s operations and business, accounting policies and practices and internal controls over financial reporting; appropriateness of fees; and tenure, during which the Audit & Risk Committee evaluated the benefits of long tenure in light of the controls in place to safeguard auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

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In addition to meeting with the Executive Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several days, which address multiple topics that are critical to understanding our business. In light of the ongoing Covid-19 pandemic, during 2021, Barrick continued to leverage its experience and digital infrastructure to seamlessly transition these sessions to a virtual format. In 2021, the topics covered at these orientation sessions included:

•

Regional Operations Overview: Overview of each of Barrick’s operating regions; operational targets and regional growth strategies; key assets and related risks and opportunities; business improvement initiatives; health and safety; environment; and major projects.

•	Capital Projects Overview: Overview of key growth and sustaining capital projects; capital initiatives; and principal investment risks and mitigation strategies.

•

Finance Function: Overview of the financial aspects of Barrick’s business and assets, including free cash flow generation strategy; cost management initiatives; financial risk oversight and cost and liability management; supply chain and inventory management; digital initiatives; license to operate initiatives; and portfolio production outlook.

•	Mineral Resource Management: Overview of Barrick’s approach to mineral resource management; reserve replacement plans for key assets; strategic filters driving investment; and case study review.

•

Exploration and Growth: Overview of Barrick’s mineral exploration process; Barrick’s exploration profile and outlook; Barrick’s exploration system and strategy; and license to operate and ESG principles in the exploration context.

•

Human Resources: Overview of Barrick’s talent management strategy approach to succession planning and talent development and training; labor and industrial relations; Barrick’s emphasis on diversity and inclusion; approach to executive compensation; compensation philosophy; shareholder engagement; and partner and non-partner compensation.

•

Legal and Corporate Governance: Overview of Barrick’s legal department, including corporate and regional responsibilities, litigation management, and strategic matters and transactional responsibilities; director duties and responsibilities; key Company policies and guidelines; corporate governance principles; and public disclosure obligations.

•

Sustainability and ESG: Overview of Barrick’s sustainability and ESG priorities, policies and practices and Sustainability Scorecard; Barrick’s climate change strategy; sustainability and ESG oversight; stakeholder engagement strategy and sustainability disclosure.

•

Audit Approach: Introduction of the external auditing team; overview of the approach to auditing and the interaction between the independent auditor and Barrick; and details of accounting matters unique to the mining industry.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•	participate in continuing education sessions that are incorporated into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

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Board Educational Sessions Held in 2021

The directors’ attendance at four educational sessions presented by management in 2021 is set out below.

Participating Directors(1)

Date	Topic of Educational Session

February 2021

North America License to Operate Strategy

Review of reinvigorated sustainability, environmental and corporate social responsibility strategies; climate change and GHG reduction initiatives; local and in-state Covid-19 support and relief; and key license to operate risks and opportunities.

Presented by:

Catherine Raw (former Chief Operating Officer, North America)

		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

May 2021

Sustainability Strategy

Review of Barrick’s ESG priorities, strategies and implementation frameworks, including Barrick’s climate strategy and emissions targets; health and safety, sustainability performance and Sustainability Scorecard; approach to human rights matters; and legacy issues.

Presented by:

Grant Beringer (Group Sustainability Executive)

		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

August 2021

Reko Diq Project Update

Review of discussions with stakeholders relating to the Reko Diq Project; project geology and development potential; and development strategy

Presented by:

Rodney Quick (Mineral Resource Management and Exploration Executive)

		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

November 2021

Membership in the World Gold Council, International Council on Metals & Mining, and other International Industry Organizations

Review of Barrick’s membership in and contributions to the World Gold Council, International Council on Metals & Mining, and other international industry organizations

Presented by:

Grant Beringer (Group Sustainability Executive)

		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

(1)	Ms. Cai became a member of the Board of Directors on November 3, 2021, following the director educational session held that day.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2021, the Lead Director and the Chairman of the ESG & Nominating Committee jointly interviewed the directors to obtain feedback on priorities, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director and the Chairman of the ESG & Nominating Committee provided individual feedback to directors based on the peer reviews.

Enhanced Clawback Policy

Barrick’s Clawback Policy subjects incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, Latin America and Asia Pacific; Chief Operating Officer, Africa and Middle East; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Executive Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Environmental, Social, Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Executive Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Executive Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Executive Chairman and the Chief Executive Officer, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Environmental, Social, Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board Committee and measuring the performance of those acting in such capacities against such position descriptions.

21.

Overseeing, through the Environmental, Social, Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNIT (PGSU) AWARDS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from three to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on a multi-year performance assessment evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long- Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted from January 1, 2020 (New PGSUs) vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period), plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Awards granted prior to January 1, 2020 (Legacy PGSUs) vest 33 months from the date of grant, plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria

New PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant, and Legacy PGSUs fully vest 33 months from the date of grant, in each case, subject to further holding restrictions. In both cases, if the corresponding anniversary of the grant date falls during a Blackout Period, the vesting date is on the second trading day following the expiration of the Blackout Period. Barrick Shares must be held until the earlier of achieving the applicable share ownership requirement (after which any Barrick Shares in excess of the requirement may be sold) or termination of employment or resignation. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the date of grant occurs during a Blackout Period, the greater of the closing share price of Barrick Shares on the first trading date following the expiration of the Blackout Period, or the date preceding the grant date, on the TSX or NYSE, as applicable.
Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•  When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third party administrative agent to purchase Barrick Shares on the open market.

•  Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

•  Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•  Restricted Shares are held by the third party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

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Characteristics (cont’d)	Description (cont’d)

Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
New PGSUs: Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•  For termination without cause, prorated portion of unvested New PGSUs vest based on actual performance achieved and proportion of vesting period worked; all remaining unvested New PGSUs lapse and are forfeited.

•  For resignation (except for purpose of joining or providing services to a Competitor), all unvested PGSUs lapse and are forfeited

•  For retirement (defined as Age 60 for the purposes of the Plan), unvested New PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all New PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested New PGSUs will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

Legacy PGSUs: Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor)

•  Unvested Legacy PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during their continued vesting period.

•  If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all Legacy PGSUs that have not vested at such time lapse and are forfeited.

•  If retirement, termination without cause, or voluntary resignation occurs prior to a Change in Control, any remaining unvested Legacy PGSUs on the Change in Control date will vest and be paid out on our before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

134	Barrick Gold Corporation | 2022 Circular

Characteristics (cont’d)	Description (cont’d)
Treatment on Termination (cont’d)	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-  50% of the Restricted Shares on the Termination Date;

-  25% of the Restricted Shares on the first anniversary of the Termination Date; and

-  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

Barrick Gold Corporation | 2022 Circular	135

SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description

Maximum Potential Award	100% of the target number of RSUs granted.

Minimum Award	100% of the target number of RSUs granted, subject to clawback.

Term	33 months.

Vesting Criteria	Vest up to three years from the date of grant.

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable.

Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of Barrick Shares on the TSX or in U.S. dollars on the NYSE, as applicable, during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.

Post-Vesting Treatment, Prohibitions, and Restriction Period	The Compensation Committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition on any awards settled in After-Tax Shares.

Clawback	RSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

136	Barrick Gold Corporation | 2022 Circular

SCHEDULE E

KEY CHARACTERISTICS OF THE RANDGOLD LEGACY RESTRICTED SHARE SCHEME (RSS) AWARDS

Characteristics	Description

Eligibility	President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer.

Maximum Potential Award	100% of the number of RSS awards granted.

Minimum Award	0% of the number of RSS awards granted, subject to clawback.

Term	The term of the outstanding RSS awards that were assumed by Barrick upon completion of the Merger varies by award.

Vesting Criteria	Outstanding RSS awards vest based on Barrick’s relative total shareholder return performance versus the EMIX Global Mining Gold Index (“Index”). Performance is tested from December 17, 2018, the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger, and December 31 prior to the normal vesting date for each award. The final cycle of RSS awards vested on January 1, 2021.

	Barrick TSR compared to Index TSR	Percentage of Award which will vest

	Barrick TSR is less than Index TSR	0%

	Barrick TSR is equal to Index TSR	25%

	Barrick TSR exceeds Index TSR by less than 10% per annum	Pro rata 25% - 100% (straight-line)

	Barrick TSR exceeds Index TSR by 10% per annum or more	100%

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSS awards at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	At grant, each RSS award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE.
Dividends	Not applicable.
Payout Value

At vesting, each RSS award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	Barrick Shares
Clawback	RSS awards are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

Barrick Gold Corporation | 2022 Circular	137

SCHEDULE F

KEY CHARACTERISTICS OF THE RANDGOLD LEGACY LONG-TERM INCENTIVE PLAN (LTIP) AWARDS

Characteristics	Description

Eligibility	President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer.

Maximum Potential Award	100% of the number of LTIP awards granted.

Minimum Award	0% of the number of LTIP awards granted, subject to clawback.

Term	3 years

Vesting Criteria	Outstanding LTIP awards vest based on Barrick’s relative total shareholder return performance versus the EMIX Global Mining Gold Index (“Index”). Performance is tested from December 17, 2018, the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger, and December 31, 2020. The final cycle of LTIP awards vested on May 15, 2021.

	Barrick TSR compared to Index TSR	Percentage of Award which will vest

	Barrick TSR is less than Index TSR	0%

	Barrick TSR is equal to Index TSR	25%

	Barrick TSR exceeds Index TSR by less than 10% per annum	Pro rata 25% - 100% (straight-line)

	Barrick TSR exceeds Index TSR by 10% per annum or more	100%

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for LTIP awards at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	At grant, each LTIP award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE.
Dividends	Not applicable.
Payout Value

At vesting, each LTIP award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	Barrick Shares
Clawback	LTIP awards are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

138	Barrick Gold Corporation | 2022 Circular

BARRICK

MIX
Paper from
responsible sources
FSC® C132107
FSC
www.fsc.org

DFIN